SUZANO
PETROQUÍMICA
Av. Brigadeiro Faria Lima, 1355 – 9° andar
01452-919 - São Paulo - SP
Telefone: (011) 3037-9060/9061 Fax: (011) 3814-8326

03007373

January 27, 2003.
Our ref.: 002/2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
United States of America
Attention: International Corporate Finance

RECEIVED FEB 24 2003 165 PROCESSING SECTION WASH. D.C.

Re: Suzano Petroquímica S.A.
File n°. 82-34667
Rule 12g3-2(b) Exemption

PROCESSED MAR 19 2003 THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen

We are sending you two copies of the undermentioned documents pertaining to this company:

- Standard Financial Statements referring to December 31, 2001;
- Annual Information referring to December 31,2001;
- Interim Financial Information referring to June 30, 2002;
- Summary of the Minutes of the Board of Directors Meeting held on July 25, 2002 at 2:00 p.m.;
- Disclosure Policy of Relevant Act or Fact;
- Interim Financial Information referring to September 30, 2002;
- Summary of the Minutes of the Board of Officers Meeting held on November 28, 2002 at 11:00 a.m.;
- Summary of the Minutes of the Board of Directors Meeting held on November 28, 2002 at 2:00 p.m.;
- Call Notice referring to the Extraordinary General Meeting of September 17, 2002 at 2:30;
- Minutes of the Extraordinary General Meeting held on December 17, 2002 at 2:30 p.m.;
- By-Laws updated in December 17, 2002;
- Summary of the Minutes of the Board of Officers Meeting held on December 24, 2002.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to the undersigned at Avenida Brigadeiro Faria Lima, 1355 – 10° andar - São Paulo - Brasil - CEP 01452-919 in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,

Adhemar Magon
Investor Relations Director

SUZANO
PETROQUÍMICA
Av. Brigadeiro Faria Lima, 1355 – 9° andar
01452-919 - São Paulo - SP
Telefone: (011) 3037-9060/9061 Fax: (011) 3814-8326

File n°. 82-34667

Annex A to Letter to the SEC
Dated January 27, 2002, of
Suzano Petroquímica S.A.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

Title: Standard Financial Statements - 12/31/2001
Date : Resubmitted on June 06, 2002
Entity requiring item: The C.V.M. pursuant to the Capital Markets Law.

Title: Annual Information - 12/31/2001
Date : submitted on June 06, 2002 and resubmitted on January 16, 2003
Entity requiring item: The C.V.M. pursuant to the Capital Markets Law.

Title: Interim Financial Information
Date : as of June 30, 2002
Entity requiring item: The C.V.M. pursuant to the Capital Markets Law and the internal regulations of the Stock Exchanges.

Title: Summary of the Minutes of the Board of Directors Meeting
Date : July 25, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the CVM pursuant to the Capital Markets Law.

Title: Disclosure Policy of Relevant Act or Fact
Date : July 25, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the CVM pursuant to the Capital Markets Law.

Title: Interim Financial Information
Date : as of September 30, 2002
Entity requiring item: The C.V.M. pursuant to the Capital Markets Law and the internal regulations of the Stock Exchanges.

Title: Summary of the Minutes of the Board of Officers Meeting
Date : November 28, 2002
Entity requiring item: The Corporations Law.

SUZANO
PETROQUÍMICA

Av. Brigadeiro Faria Lima, 1355 – 9° andar
01452-919 - São Paulo - SP
Telefone: (011) 3037-9060/9061 Fax: (011) 3814-8326

Title: Summary of the Minutes of the Board of Directors Meeting
Date : November 28, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the CVM pursuant to the Capital Markets Law.

Title: Call Notice of the Extraordinary General Meeting of December 17, 2002
Date : November 29, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the CVM pursuant to the Capital Markets Law.

Title: Minutes of Extraordinary General Meeting
Date : December 17, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the CVM pursuant to the Capital Markets Law.

Title: By-Laws
Date : updated in December 17, 2002
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the CVM pursuant to the Capital Markets Law.

Title: Summary of the Minutes of the Board of Officers Meeting
Date : December 24, 2002
Entity requiring item: The Corporations Law.

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

4-TRADE NAME	
5-ANTERIOR TRADE NAME	6-NIRE
SUZANO PETROQUÍMICA S/A	35 30018786 5

01.02-HEADQUARTERS

1-FULL ADDRESS				2-BOROUGH OR DISTRICT	
Av. Brigadeiro Faria Lima,1355 - 9th floor				Pinheiros	
3-ZIP		4-CITY		5-ST	
01452-919		São Paulo		SP	
6-CITY CODE	7-TEL.	8-TEL.	9-TEL.	10-TELEX	
011	3037-9060	3037-9061	3037-9070		
11-CITY CODE		12-FAX		13-FAX	14-FAX
(011)		3814.8326		3037-9076	
12-E-MAIL					
amagon@suzano.com.br					

01.03 - SHAREHOLDERS´ DEPARTMENT

1-NAME						
Ivete Nobuko Mizukawa						
2 -OCCUPATION						
Manager						
3- ADDRESS		4-BOROUGH OR DISTRICT		5-ZIP	6-CITY	7-ST
Av.Brigadeiro Faria Lima, 1355-10th floor		Pinheiros		01452-919	São Paulo	SP
8-CITY CODE	9-TEL.	10-TEL.	11-TEL.	12-TELEX		
(011)	3037-9070	3037-9071	3037-9075			
18-CITY CODE	14-FAX	15-FAX.	16-FAX			
(011)	3037-9076					
17-E-MAIL						
imizukawa@suzano.com.br						

OTHER PLACE OF SHAREHOLDERS ATTENDANCE

18-ITEM	19-PLACE	20-ST	21-CITY CODE	22-TEL.	23-TEL.
01	Banco Itaú S.A.- São Paulo	SP	011	3247.1908	3247.1909

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

01.04-INVESTOR RELATIONS DIRECTOR (mailing address)

1-NAME Adhemar Magon				
2- ADDRESS Av.Brig. Faria Lima, 1355 - 9th floor		3-BOROUGH OR DISTRICT Pinheiros		
4-ZIP 01452-919	5-CITY São Paulo	6-ST SP		
7-CITY CODE 011	8-TEL. 3037-9060	9-TEL. 3037-9061	10-TEL. 3037-9070	11-TELEX
12-CITY CODE 011	13-FAX 3814. 8326	14-FAX 3037-9076	15-FAX	
16-E-MAIL amagon@suzano.com.br				

01-05-REFERENCE -INDEPENDENT AUDITOR

1-DATE OF BEGINNING OF LAST FISCAL YEAR 09.25.2001	2-DATE OF END OF LAST FISCAL YEAR 12.31.2001
3-DATE OF BEGINNING OF FISCAL YEAR IN PROGRESS 01.01.2002	4-DATE OF END OF FISCAL YEAR IN PROGRESS 12.31.2002
5- AUDITOR COMPANY'S NAME KPMG AUDITORES INDEPENDENTES	6-CVM CODE 00063-9
7- NAME OF RESPONSIBLE José Luiz Ribeiro de Carvalho	8-GRT OF RESPONSIBLE TECHCNICIAN 007.769.948-32

01.06-COMPANY'S CHARACTERISTICS

1-REGISTERED AT STOCK EXCHANGE []BVBAAL [ ] BVMESB [ ]BVPR [ ] BVRJ [ ] BVST [ ] BVES [ ] BVPP [ ] BVRG [X]BOVESPA			
2-MKT PLACE FOR SECURITIES TRNAS. Stock Exchange	3-SITUATION Operating	4-ACTIVITY CODE 1170000	5-ACTIVITY Holding company

01.07-EQUITY CONTROL/SECURITIES

1-TYPE OF EQUITY CONTROL National Private
2-SECURITIES ISSUED BY COMPANY [X] STOCKS [ ] REEDEMABLE STOCKS [ ] COMMON DEBENTURES [ ] DEB. CONVERTIBLE IN STOCKS [ ] FOUNDERS'CAPITAL STOCK

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

01.08-PUBLICATION OF DOCUMENTS

1-NOTICE TO STOCKHOLDERS ON AVAILABILITY OF FINANCIAL STATEMENTS (Art. 133. law 6404/76)	2-MINUTES OF ORDINARY GENERAL MEETING IN WHICH STATEMENTS ARE APPROVED
	05/22/2002
3-CALL FOR ORDINARY GENERAL MEETING TO APPROVE FINANCIAL STATEMENTS	**4-PUBLICATION OF FINANCIAL STATEMENTS**
12/05/2002	27/03/2002

01.09-NEWSPAPERS WHERE COMPANY'S ANNOUNCEMENTS APPEAR

01-NAME	03-ST
GAZETA MERCANTIL	SP
02-NAME	**04-ST**
DIÁRIO OFICIAL DO ESTADO DE SÃO PAULO	SP

01.10-INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
01/16/2003	

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

02.01- MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT BOARD

1-ITEM	2-MANAGER	3-CPF	4-ELECTED ON	5-TERM OF OFFICE	6-CODE	7-FUNCTION
01	Boris Tabacof	000.616.035-20	04.30.02	(*) OGM/2003	2	Chairman - Board of Directors
02	Augusto Esteves de Lima Jr.	002.295.478-34	04.30.02	OGM/2003	2	Vice-Chairman of Board of Directors
03	David Feffer	882.739.628-49	04.30.02	OGM/2003	3	Member of Board of Directors and President Director
04	Daniel Feffer	011.769.138-08	04.30.02	OGM/2003	3	Member of Board of Directors and Vice President Director
05	Jorge Feffer	013.965.718-50	04.30.02	OGM/2003	2	Member of Board of Directors
06	Claudio Thomaz Lobo Sonder	066.934.078-20	04.30.02	OGM/2003	2	Member of Board of Directors
07	Armando Guedes Coelho	002.702.611-68	04.30.02	OGM/2003	1	Superintendent Director
08	Adhemar Magon	047.059.398-91	04.30.02	OGM/2003	1	Investor Relations Director
09	José Carlos Penteado Masagão	019.091.698-20	04.30.02	OGM/2003	1	Director

(*) OGM - Ordinary General Meeting

CODE: 1- Member of Management Board

2- Member of Board of Directors

3- Member of Board of Directors and Management Board

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

02.02-PROFESSIONAL EXPERIENCE AND EDUCATION BACKGROUND OF EACH MEMBER OF THE BOARD OF DIRECTORS AND THE MANAGEMENT BOARD

BORIS TABACOF

Date of Birth: July 28, 1928

Chairman of Board of Directors

Education Background: Graduated in Civil Engineering at "Escola Politécnica da Universidade da Bahia".

Professional Experience: From 1965 to 1970, he was the Finance Secretary ("Secretário da Fazenda") of the State of Bahia during the term of office of Governor Lomanto Júnior and Governor Luiz Vianna Filho; from 1988 to 1989, he was the President of Banco do Estado de São Paulo – BANESPA (Bank of the State of São Paulo). In private sector he was teacher in the Economy Science College of the Catholic University of Salvador until 1970; From 1970 to 1975 he was Superintendent Director of Safra Financial Group; Director of Suzano Group companies from 1975 to 1988; Executive Vice-President of Group Sharp S.A. Electronic Equipments in 1988; Superintendent Director of Bahia Sul Celulose S/A., from 1998 to 1993; Member of the Board of the " Foreign Commerce Brazilian Association"; Vice-President of CIESP. ("Centro das Indústrias do Estado de São Paulo"); FIESP ("Federação das Indústrias do Estado de São Paulo"); Chairman of Brazilian Pulp and Paper Association - BRACELPA; Member of the Board of "Ação Comunitária do Brasil; Vice-Chairman of Board of DirectorS of SEPACO – Social Services to Paper, Cardboard and Cortex of State of São Paulo; Vice-Chairman of "Sociedade Israelita Hospital Albert Einstein; Vice-Chairman of Advisory Committee on Paper and Wood Products of FAO-ONU-Roma; Member of Director Board of "ABRACE – Major Costumes of Energy Brazil Association"; Chairman of "Comitê Brasileiro – Britain Brazil Business Forum; Chairman of "Institute of Eucalyptus Past Manufactures – Lisboa; Member of the Board of "Conselho Curador da Fundação Mudes – Rio de Janeiro. **He is Chairman of Board of Directors** of Cia. Suzano de Papel e Celulose and **of Suzano Petroquímica S/A**; Vice-President of Board of Directors of NemoFeffer S.A.; and permanent member of the Board of Directors of Bahia Sul Celulose S/A.

AUGUSTO ESTEVES DE LIMA JUNIOR

Date of Birth: July 01, 1919

Vice-Chairman of Board of Directors of Suzano Petroquímica S.A.

Education Background: Graduated in Law at University of São Paulo.

Professional Experience: He is a legal advisor of the following companies: AEG do Brasil Produtos Elétricos e Eletrônicos Ltda.; Artur Eberhardt S.A. – Indústrias Reunidas; Companhia Suzano de Papel e Celulose; Indústrias Arteb S.A.and Rolamentos FAG Ltda. He is also a member

of Board of Directors of the following companies: Artur Eberhardt S/A – Indústrias Reunidas;Banco ABN AMRO S/A.; Real Previdência e Seguros S/A.; Banco Alfa de Investimento S/A.; Financeira Alfa S/A – Crédito. Financiamento e Investimento, Alfa Seguros e Previdência S/A., Alfa Arrendamento Mercantil S/A, Alfa Corretora de Câmbio e Valores Mobiliários S/A., Cia Cimento Portland Itaú, Indústrias Arteb S/A., Polpar S/A., and Bahia Sul Celulose S/A. **He is Vice-Chairman of Board of Directors** of Cia. Suzano de Papel e Celulose and **of Suzano Petroquímica S/A**; and Chairman of the Board of Directors of NemoFeffer S.A. He is member of the Advisory Board of VVD Volkswagen Corretagem de Seguros Ltda. and Director of Taluk S.A.

DAVID FEFFER

Date of Birth: November 13, 1956

President Director and Member of Board of Directors of Suzano Petroquímica S.A.

Education Background: Industrialist, with specialization in Companies Management at IMEDE in Switzerland.

Professional Experience: Hi is Executive Director of Suzano since 1993. He began professsional activities in 1973, as trainee in the areas of production, and photocomposition of Gráfica Colibri. From 1973 to 1974 he worked in the áreas of production, transformation and printing of plastic packages in Cartográfica Francisco Mazza. In 1974 he began in Reforestation Division of Companhia Suzano de Papel e Celulose. From 1977 to 1978 as trainée he worked in various áreas of production, programming and control. From 1978 to 1979 he became Manager of the Transportation Division in the same company. He is elected Director of Vocal – Comércio de Veículos Ltda.; President Director of SPP Nemo S.A. – Industrial e Comercial Exportadora; Vice-President Director of Premesa S.A. He is the Chairman of the Board of Directors of Bahia Sul Celulose S.A.; Chairman of The Board of Directors and Alternate Member of Advisory Board of Polipropileno S.A; Vice-Chairman of Advisory Boards of Polibrasil Resinas S.A. and Polibrasil Participações S.A.; Vice Chairman of Board of Directors of Polipropileno Participações S.A.; President Director of Suzano Química Ltda.; Chairman of Board of Directors of Politeno Indústria e Comércio S.A. He is also the **President Director and permanent member of Board of Directors** of Cia. Suzano de Papel e Celulose; and **of Suzano Petroquímica S/A**; Vice-President Director of NemoFeffer S.A. and Vice Chairman of Board of Directors and President Director of Polpar S.A.

02.02-PROFESSIONAL EXPERIENCE AND EDUCATION BACKGROUND OF EACH MEMBER OF THE BOARD OF DIRECTORS AND THE MANAGEMENT BOARD

DANIEL FEFFER

Date of Birth: October 28, 1959

Vice-President Director and Member of Board of Directors of Suzano Petroquímica S.A.

Education Background: Graduated in Law at Mackenzie University.

Professional Experience: He is Director of Cia. Suzano since April 1997. In 1977 he was Assistant of "Gabinete da Secretaria de Cultura do Estado de São Paulo. From 1978 to 1982 he worked in the commercial department of Cia. Suzano; from 1982 to 1984 he was trainee in the law office Idel Aronis. From1984 to 1985 he was Assistant of Director of Cia. Suzano de Papel e Celulose, and in 1985 he became Manager in Communications and Marketing. He was Manager of Special Products from 1987 to 1989 and was Director of Suzano's "A" and "C" Divisions from 1992 to 1997. Since 1989 he is Technician Director of Lazam Corretores de Seguros Ltda. and since 1991, Direcotr of Nemonorte Imóveis e Participações Ltda. He is Corporate Vice-President Director and member of Board of Directors of Cia. Suzano de Papel e Celulose; **Vice-President Director and member of Board of DirectorsSuzano Petroquímica S/A**; President Director of NemoFeffer S.A.; Chairman of Board of Director Polpar S.A.; Chairman of Board of Directors of Polipropileno Participações S.A.; Vice President Director of Suzano Química Ltda.; Vice-Chairman of Advisory Board of Polipropileno S.A.; Vice President Director of SPP-Nemo S.A. Industrial e Comercial Exportadora; Permanent member of the Board of Directors of Bahia Sul Celulose S.A.; Alternate member of the Board of Directors of Politeno Indústria e Comércio S.A. and President Director of Premesa S.A.

JORGE FEFFER

Date of Birth: October 19, 1960

Member of the Board of Directors of Suzano Petroquímica S.A.

Education Background: Business Management of Fundação Armando Álvares Penteado College – Faculdade de Administração de Empresas.

Professional Experience: He was adviser in "Secretaria de Estado de Cultura, Ciência e Tecnologia, in 1978; from 1978 to 1979 he was trainee in SLW Corretora de Câmbio e Valores Ltda. In 1979 he began to work in Cia. Suzano de Papel e Celulose, as Assistant of Planning; from 1980 to 1985 he was analyst of Organization and Systems; Assistant of Management Board since 1985. He was also Manager of Sales Administration in Agaprint Informática Ltda., (1993); from 1994 to 1996 he was Director of Standard Businesses Unit in the same company and Superintendent Director from 1995 to 1999. **He is member of Board of Directors** of Cia. Suzano de Papel e Celulose and of Executive Director off SPP – Agaprint Indl. E Coml. Ltda. and **of Suzano Petroquímica S/A**; Vice-President

Director of NemoFeffer S.A.; Director of Premesa S.A. and alternate member of Board of Directors of Petroflex Indústria e Comércio S.A.; Executive Director

of Nemonorte Imóveis e Participações Ltda. and of SPP-Nemo S/A Indl. e Coml. Exportadora; Superintendent Director of Agaprint Embalagens Ltda; and Executive Director of SPP Agaprint Indl. E Coml. Ltda.

CLAUDIO THOMAZ LOBO SONDER

Education Background: Graduated in Chemical Engineering and Economy at Universidade Mackenzie

Professional Experience: He has 35 years of entrepreneurial experience in the Chemical and Pharmaceutical sectors. From 1983 to 1993, he was Chairman of the Board of Directors and of the Management Board of Hoechst do Brasil Quimica e Farmacêutica S.A.; From 1994 to 1998 he was Member of Executive Group of Hoechst AG, Frankfurt. Since 1999 he is Executive Chairman of Celanese AG, Kronberg – Alemanha. He is member of the following Boards: Dresdner Bank Latin America, Hamburgo; - Federação das Indústrias Químicas da Alemanha – Frankfurt and of Associação Latino-Americana, Hamburgo. **Member of the Board of Directors** of Companhia Suzano de Papel e Celulose and **of Suzano Petroquímica S/A.**

JOSÉ CARLOS PENTEADO MASAGÃO

Date of Birth: March 19, 1945

Member of Board of Directors of Suzano Petroquímica S.A.

Education Background: Graduated in 1968 in Law at University of São Paulo and majored in 1973 at Fundação Getúlio Vargas.

Professional Experience: His first professional experience was at Companhia Nitroquímica Brasil (Votorantim Group). where he was Chief of the Legal Department. He was Deputy Director at TDE – Tenenge Engenharia S.A. He is working in Cia. Suzano de Papel e Celulose for over 18 years, where currently he is Vice President Director. He is also **Director of Suzano Petroquímica S.A.,** NemoFeffer S.A. and of Polipropileno Participações S.A.; and Executive Director of Suzano Química Ltda. He is Permanent member of Board of Directors of Petroflex Indústria e Comércio S.A.; Alternate member of Advisoy Boards of Polibrasil Resinas S.A and Polibrasil Participações S/A; and Alternate member of Boards of Directors of Politeno Indústria e Comércio S/A. and Rio Polímeros S/A.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

02.02-PROFESSIONAL EXPERIENCE AND EDUCATION BACKGROUND OF EACH MEMBER OF THE BOARD OF DIRECTORS AND THE MANAGEMENT BOARD

ADHEMAR MAGON

Date of Birth: July 15, 1943

Investor Relations Director of Suzano Petroquímica S.A.

Education Background: Graduated in Business Administrator at Pontifícia Universidade Católica de São Paulo, with specialization in Finance at Fundação Getúlio Vargas – São Paulo and IMEDE (Suisse)

Professional Experience: From 1962 to 1963 he was Assistant of Engineering and New Works of Road System and Public Works Secretary. From 1964 to 1972 he was Chief of Departament of Supply and Importation of Indústrias de Papéis Rio Verde S/A. From 1972 to 1981 he was Financial Manager of Cia. Suzano de Papel e Celulose, where he works until this date as Vice-President and Investor Relations Director. He is **Investor Relations Director of Suzano Petroquímica S/A.** He is also Director of NemoFeffer S.A. and Polpar S.A.. accumulating in the both of companies, the function of Investor Relations Director. He is Executivo Director of Suzano Química Ltda. and of SPP-Nemo S/A Industrial e Comercial Exportadora. He is permanent member of the Boards of Directors of Politeno Indústria e Comércio S/A, Petroflex Indústria e Comércio S/A and Rio Polímeros S/A. He is permanent member of the Board of Directors, Superintendent and Investor Relations Director of Polipropileno Participações S.A. He is also, Director and Member of the Advisory Board of Polibrasil Participações S/A.; Pemanent member of the Advisory Board of Polibrasil Resinas S/A; Permanent member of the Advisory Board and Board of Directors of Polipropileno S.A. He is Vice-President of Board of Directors of Bahia Sul Celulose S.A. He is Director of IBEF – Brazilian Institute of Financing Executives and founder member of IBRI – Brazilian Institute of Investor Relations.

ARMANDO GUEDES COELHO

Date of Birth: August 23, 1939

Superintendent Director of Suzano Petroquímica S.A

Education Background: Graduated in Chemical Engineering at Escola Nacional de Química (Universidade Federal do Rio de Janeiro)

Professional Experience: He began works at 1964, in Petróleo Brasileiro S.A. – PETROBRAS, where he was Director, from 1981 to 1982. From 1982 to 1985 he was Chairman of Petrobras Química S.A. – PETROQUISA; from 1986 to 1988 – Chairman of Petrobras Distribuidora S.A.; from 1985 to 1986 – Chairman of Petrobras Comércio Internacional S.A. – INTERBRAS; from

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

02.02-PROFESSIONAL EXPERIENCE AND EDUCATION BACKGROUND OF EACH MEMBER OF THE BOARD OF DIRECTORS AND THE MANAGEMENT BOARD

1989 to 1990 – Superintendent Director and Chairman of Advisory Board of Fábrica Carioca de Catalisadores FCC. He **is Superintendent Director of Suzano Petroquímica S/A.** He is Director and permanent member of Advisory Board of Polibrasil Participações S.A.; permanent member of Board of Directors and Advisory Board of Polipropileno S/A; permanent member of Advisony Board of Polibrasil Resinas S.A. He is permanent member of Boards of Directors of Politeno Indústria e Comércio S.A. and of Petroquímica União S.A.; Vice-Chairman of Board of Directors of Petroflex Indústria e Comércio S.A.; permanent member of Board of Directors of Polipropileno Participações S.A.; Chairman of Board of Directors of Rio Polímeros S.A.; Executive Director of Suzano Química Ltda. and alternate member of Board of Directors of Bahia Sul Celulose S.A. He is Vice President of ABIQUIM. He is also, Chairman of Conselho Empresarial de Energia da Federação das Indústrias do Rio de Janeiro – FIRJAN.

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

03.01-EVENTS REFERRING TO CAPITAL DISTRIBUTION

1-EVENT	2-DATE OF EVENT	3-NATURAL PERSON AND CORPORATION	4-INSTITUTIONAL INVESTORS	5-SHAREHOLDER'S AGREEMENT	6-PREFERRED STOCKS WITH VOTING RIGHTS
Extraordinary General Meeting	11/30/2001	815	65	NO	NO

03.02- POSITION OF STOCKHOLDERS HOLDING MORE THAN 5% OF STOCKS WITH VOTING RIGHTS

1- Item	2-Company's Name	3- CPF/CNPJ	4-Nationality	5-ST	6-Common Shares Quantity (In thousand)	7-%	8- Preferred Shares Quantity (In thousand)	9-%	10-Total of Shares (In thousand)	11-%	12-Capital Stock Composition
01	NemoFeffer S/A	60.651.809/0001-05	brazilian	SP	97,365	99.99	137	0.11	97,502	44.08	04/30/2002
97	Treasury's stocks				0		0	0	0		
98	Other				10	0.01	123,683	99.89	123,693	55.92	
99	Total				97,375	100.00	123,820	100.00	221,195	100.00	

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

03.03-CAPITAL STOCK DISTRIBUTION OF THE MAJOR STOCKHOLDERS UNTIL NATURAL PERSON LEVEL

1- Item	2- CONTROLLING COMPANY	2- DATE OF CAPITAL STOCK COMPOSITION
	NEMOFEFFER S.A.	04.30.2002

1- Item	2-Name/Company's Name	3- CPF/CNPJ	4-Nationality	5-ST	Common Stocks Quantity	7 - %	8- Preferred Stocks Quantity	9 - %	10-Total Quantity	11-%	12-Capital Stock Composition
0101	Espólio de Max Feffer	006.296.428-34	brazilian	SP	28,997,368	72.49	22,228,099	65.38	51,225,467	69.22	-
0102	Fanny Feffer	688.071.208-87	brazilian	SP	11,002,630	27.51	7,620,440	22.41	18,623,070	25.17	-
0103	Other				2	0.00	4,151,461	12.21	4,151,463	5.61	-
0199	Total				40,000,000	100.00	34,000,000	100.00	74,000,000	100.00	-

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

04.01-CAPITAL STOCK COMPOSITION

1 – DATE OF THE LAST AMENDMENT: 11/30/2001

2 - ITEM	3-TYPE OF STOCKS	4-NOMINATIVE OR WRITING	5-FACE VALUE (REAIS-R$)	6-QUANTITY OF STOCKS (THOUSAND)	7-SUBSCRIBED (R$ THOUSAND)	8-PAID IN (R$ THOUSAND)
01	COMMON	NOMINATIVE		97,375	349,706	349,706
02	PREFERRED	NOMINATIVE		123,820	444,677	444,677
03	PREFERRED - CLASS "A"					
04	PREFERRED - CLASS "B"					
05	PREFERRED - CLASS "C"					
06	PREFERRED CLASS "D"					
07	PREFERRED CLASS "E"					
08	PREFERRED CLASS "F"					
09	PREFERRED CLASS "G"					
10	PREFERRED CLASS "H"					
11	OTHER CLASSES					
99	TOTAL			221,195	794,383	794,383

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

04.02-SUBSCRIBED CAPITAL STOCK AND AMENDMENTS IN THE LAST THREE YEARS

1-ITEM	2-DATE OF AMENDMENT	3-CAPITAL STOCK (R$ THOUSAND)	4-VALUE OF AMENDMENT (R$ THOUSAND)	5-ORIGIN OF AMENDMENT	6-ISSUED STOCKS QUANTITY (THOUSAND)	8- ISSUE STOCK PRICE – (R$)
01	09/25/2001	1	0	Initial Capital - Incorporation	1	1,0000000000
02	11/30/2001	794,383	794,382	Merger of spun off part of Cia. Suzano de Papel e Celulose	221,194	0,0000000000
03						
04						
05						
06						

04.04-AUTHORIZED CAPITAL STOCK

1-QUANTITY (THOUSAND)	2-VALUE (R$ THOUSAND)	3-DATE OF AUTHORIZATION
0	0	

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

06.03-STATUTORY CONDITIONS OF CAPITAL STOCK

1-ITEM	2-SHARE TYPE	3-SHARE CLASS	4- % CAPITAL STOCK	5-% TYPE OF PERMANENT DIVIDEND	6-% TYPE OF MINIMUM DIVIDEND	7-% TYPE OF CUMU LATIVE DIVIDEND	8-CALCULATION BASE	9-REIMBURSEMENT OF CAPITAL STOCK	10-PREMIUM	11-VOTING RIGHTS
01	COMMON		44.02	0.00	25.00	0.00	NET INCOME	NO	NO	YES
02	PREFERRED		55.98	0.00	25.00	0.00	NET INCOME	YES	NO	NO

06.04 – STATUTORY AMENDMENT

1-DATE OF LAST BYLAWS AMENDMENT	2-COMPULSORY DIVIDEND (% OF NET INCOME)
11/30/2001	25.00

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

7.01- EARNINGS AND PARTICIPATION OF ADMINISTRATORS IN PROFIT

1-PARTICIPATION OF ADMINISTRATORS IN THE PROFIT	2-VALUE OF GLOBAL EARNINGS OF THE MEMBERS OF BOARD OF DIRECTORS AND MANAGEMENT BOARD - (R$ thousand)	3-PERIODICITY
YES	8,000	ANNUAL

07.02-PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS

1 - FINAL DATE OF THE LAST FISCAL YEAR: 12/31/2001

2 - FINAL DATE OF PENULTIMATE FISCAL YEAR:

3 - FINAL DATE OF ANTEPENULT FISCAL YEAR:

4- ITEM	5 – DESCRIPTION PARTICIPATIONS AND CONTRIBUTIONS	6 - AMOUNT OF THE LAST FISCAL YEAR (In Thousand of Reais)	7 - AMOUNT OF THE PENULTIMATE FISCAL YEAR (In Thousand of Reais)	8 - AMOUNT OF THE ANTEPENULT FISCAL YEAR (In Thousand of Reais)
01	PARTICIPATIONS - CREDITORS			
02	PARTICIPATIONS - EMPLOYEES			
03	PARTICIPATIONS OF ADMINISTRATORS			
04	PARTICIPATIONS FOUNDERS'CAPITAL STOCK			
05	RELIEF FUND CONTRIBUTIONS			
06	PENSION FUND CONTRIBUTIONS			
07	OTHER CONTRIBUTIONS			
08	NET PROFIT IN THE YEAR			
09	NET LOSS IN THE YEAR	-47,801		

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

07.03-EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1-ITEM	2-SUBSIDIARY/AFFILIATED COMPANIES´ NAME	3- CNPJ	4-CLASSIFICATION	5- % OF PARTICIPATION IN SUBSIDIAY/AFFILIATED´S CAPITAL STOCK	6- % OF INVESTMENT IN THE CAPITAL OF INVESTED COMPANIES	7- TYPE OF COMPANY
01	SPP-NEMO S/A INDL.COML.EXPORTAD.	46.078.432/0001-16	3	100.00	22.27	1
02	SUZANO QUÍMICA LTDA.	00.975.444/0001-42	3	100.00	75.33	1
03	SUZANOPAR PETROQUÍMICA LTD		5	100.00	39.20	1
04	POLITENO IND. E COM.S/A	13.603.683/0001-13	5	30.71	18.13	1
05	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	22.44	1
06	POLIPROPILENO S/A	13.604.087/0001-58	5	96.75	20.72	1

4-CLASSIFICATION:
1 - PUBLICLY HELD SUBSIDIARY
2 - PUBLICLY HELD AFFILIATED COMPANY
3 - CLOSED CORPORATION SUBSIDIARY
4 - CLOSED CORPORATION AFFILIATE
5 – INVESTED OF SUBSIDIARY/AFFILIATED COMPANY

7- TYPE OF COMPANY:
1 - COMMERCIAL. COMPANIES, INDUSTRIES AND OTHERS
2 - FINANCIAL INSTITUTION
3 - INSURANCE COMPANY

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

09.01 – COMPANY'S OUTLINE HISTORY

Suzano Petroquímica S.A. was incorporated at September 25, 2001, to operate in industry and trade of petrochemical products; and to participate of any company as a partner or as a shareholder.

In Extraordinary General Meeting the company mergered the spun-off part of liquid equity of Companhia Suzano de Papel e Celulose, relating to the activities in the petrochemical area, increasing the capital stock to Seven hundred and ninety-four million, three hundred and eitghty-two thousand and nine hundred and ten Reais and fourty-four cents (R$ 794,382,910.44), through the issuance of Ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) common shares and One hundred and twenty-three million, eight hundred and nineteen thousand, nine hundred and twenty-two (123,819,922) preferred shares, to be assigned to the shareholders of Companhia Suzano de Papel e Celulose.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

09.02-CHARACTERISTICS OF THE COMPANY'S AREA OF ACTIVITY

Suzano Petroquímica S/A is a holding company, with equity share in companies of petrochemical sector, mainly in the segments of polypropylene, polyethylene and elastomers resins.
The company participates in the mentioned sectors through its subsidiaries SPP-NEMO S/A Industrial e Comercial Exportadora and Suzano Química Ltda.
During the year 2001, the national petrochemical industry, as well as other industrial segments, suffered the impact of the decrease in the economic activity occurred in the Country, due to the energy-saving program, the increase in the interest rates and exchange instability. According to data published by the Associação Brasileira da Indústria Química – ABIQUIM, (Brazilian Association of the Chemical Industry) between 2000 and 2001 there was a retraction in the domestic demand for thermoplastic resins, which includes polyethylene and polypropylene, among other products, each with its particular pattern of demand behavior. The thermoplastic resins produced by companies affiliated to Suzano Petroquímica are the polyethylene, by Politeno, and the polypropylene by Polibrasil Resinas. In 2001, while there was a retraction in the national demand for polyethylene, following the global trend for thermoplastic resins, there was an increase in the polypropylene demand, in comparison with the previous year. Another petrochemical segment where an affiliate of Suzano Petroquímica operates is that of synthetic rubbers, through Petroflex which also suffered a decrease in demand in 2001.
The international petrochemical market was also unfavorable to the activities of the industry, due to the high surplus of petrochemical products in the world and the decrease in demand in the main world markets. This scenario was further aggravated by the crisis in Argentina, an important business partner to Brazil, and by the terrorist attacks suffered by the USA on September 11, 2001 that extended the slowdown in the economy already experienced by that country. Within this context, the increased competitiveness of Brazilian products arising from the exchange devaluation, occurred in 2001, was not sufficient to stimulate the growth in the exports of petrochemical products in the period.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

17.01-OPERATIONS WITH ASSOCIATED COMPANIES

Suzano Petroquímica S/A presented balances with the following subsidiaries and affiliated companies at the end of 2001 fiscal year:

Parent company	**Assets**		
	Current	**Noncurrent**	
	Other debtors	**loans**	**Advance for future capital increase**
With consolidated companies:			
Suzano Química Ltda.		12	15,520
Polipropileno Participações S.A.		12,359	
Petroflex Indústria e Comércio S.A.		23,658	
total		36,029	15,520
With non-consolidated companies:			
Cia. Suzano de Papel e Celulose (1)	284		
TOTAL	284	36,029	15,520

(1) The amount referring to spun-off cash balance by Cia Suzano de Papel e Celulose.

Principal loans made to subsidiaries

Polipropileno Participações S.A. - R$ 12,359 – interest of 1% /month + monetary correction by IGPM.

Petroflex Indústria e Comércio S.A. - R$ 23,658 – interest equal to 110% of the interbank deposit rate (CDI/CETIP).

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

18.01- BY-LAWS

BYLAWS OF

SUZANO PETROQUÍMICA S.A.

CHAPTER I
Name, headquarters, term and corporate object

Article 1 - **SUZANO PETROQUÍMICA S.A.** is a corporation ruled by these Bylaws and by the applicable legal provisions, operating in a responsible and ethical form in respect to human rights.

Article 2 - The company has its headquarters and court of jurisdiction in the city of São Paulo, State of São Paulo.

Sole Paragraph
The Management shall decide upon the opening and closing of branches and warehouses.

Article 3 - The company shall operate for an indefinite period of time.

Article 4 - The object of the company is:
a) the production and sales of petrochemical products;
b) the participation as a partner or as shareholder in any corporation.

CHAPTER II
Capital and Shares

Article 5 - The capital stock is "Seven hundred and ninety-four million, three hundred and eighty-two thousand, nine hundred and ten reais and forty-four cents (R$ 794.382.910,44), totally paid up and divided into two hundred and twenty-one million, one hundred and ninety-five thousand, three hundred and eighty (221,195,380) nominative shares, with no-par value, of which Ninety-seven million, three hundred and seventy-five thousand, four hundred and forty-six (97,375,446) are common shares and One hundred and twenty-three million, eight hundred and nineteen thousand, nine hundred and thirty-four (123,819,934) are preferred shares.

Sole Paragraph
By resolution of the General Meeting, the capital stock may be increased when proposed by the Directors, with the favorable opinion of the Board of Directors.

Article 6 - The holders of preferred shares shall be entitled to the following benefits:

a) priority in capital reimbursements, without any premium;the right to participate, observing the provisions of letter "c" below, of the dividend payout, corresponding to at least twenty-five percent (25%) of the net profit recorded for the fiscal year, calculated as prescribed in Article 202 of the Corporate Law;

b) dividend, per preferred share, ten percent (10%) higher than those assigned to each common share;

c) participation, under equal conditions with the common shares, in the receipt of any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares;

d) all other rights assigned to the common stock, except for the provisions of the first paragraph of this Article.

Paragraph One

The preferred shares shall not be entitled to voting rights, except as provided in law.

Paragraph Two

At the discretion and upon resolution of the General Meeting, the company is entitled, at all times, to create new classes of preferred shares or to increase the number of preferred shares of the existing classes, irrespective of proportion with any other stock, provided that the amount of preferred shares without voting rights shall not exceed two thirds (2/3) of the capital stock. The creation or the increase of the number of preferred shares may also be carried out to comply with the request of stockholders as stipulated in Article 7. of these Bylaws.

Paragraph Three

Resolutions approving increase of the capital stock by subscription in cash or assignment of goods, shall stipulate how the first subsequent dividend shall be calculated with regard to the shares issued for increase of the capital stock.

Paragraph Four

In case of capital increase through the incorporation of reserves or funds of whatever nature, the new shares, if issued, shall be in proportion to the number, type and classes of the shares existing at the time of the capital increase; moreover, all the rights assigned to each type and class of shares issued by the company shall be fully exercised.

Article 7 - The stockholder is entitled to request the partial or total change of his common shares into preferred shares and, in this case, each common share will be changed simply into a preferred share, observing the maximum limit set in Paragraph Two of the previous article.

CHAPTER III
The General Meeting

Article 8 - The Ordinary General Meeting shall be held in one of the four (4) months following the closing of the company's financial year; the Extraordinary Meeting shall be held when called by the Chairman of the Board of Directors, by the President Director, by at least two-thirds of the members of the Board of Directors, or when applicable by law.

Article 9 - The General Meeting will be installed by the Chairman of the Board of Directors, or, in his absence, by the President Director, or by their respective deputies appointed as per articles 15 and 19 - item "a" of these Bylaws. The stockholders shall then elect the Chairman of the General Meeting who shall invite one of the attendants of the Meeting to be the secretary.

CHAPTER IV
Management of the Company

Article 10 - The company has the following management bodies:

a) Board of Directors;
b) Management Board.

Article 11 - The Board of Directors is a deliberative college body and the company shall be represented solely by the Management Board.

Article 12 - The Board of Directors and the Management Board shall serve for one-year terms, and the members shall remain in office until the investiture of the new members, reelection being permitted.

Article 13 - The Ordinary General Meeting shall establish the annual global remuneration of the Board of Directors and of the Management Board, and it shall be incumbent upon these organs to resolve upon the allocation of the defined amount, among their respective members.

SECTION I – BOARD OF DIRECTORS

Article 14 - The Board of Directors is formed by five (5) to nine (9) members, elected by the General Meeting, which shall appoint from among them the Chairman and the Vice Chairman.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

Sole Paragraph

It shall be incumbent upon the Chairman of the Board of Directors to:

a) represent the Board of Directors before third parties;

b) suggest to the Board of Directors the general guidelines for carrying out the corporate businesses to be transmitted to the Management Board;

c) prepare all elements required for the practice of all acts incumbent upon the Board of Directors;

d) keep the Board of Directors informed about the performance of the Management Board.

Article 15 - The Chairman and the Vice Chairman of the Board of Directors shall reciprocally act as substitute for one another in their impediments or absence; in the same cases the Chairman of the Board of Directors shall appoint, among the board members, the substitute of any other member of the board; should the Chairman of the Board fail to do this, the Board itself shall carry out such appointment.

Paragraph One

If there is a vacancy in the Board of Directors, a General Extraordinary Meeting shall be convened, in not later than ten (10) days, to resolve upon filling such vacancy if this is required for maintaining the minimum number of members of the Board.

Paragraph Two

The substitutions stipulated in this article shall imply accumulation of duties and of voting rights in the meetings of the Board of Directors, but there will be no accumulation of remuneration and other benefits entitled to the member of the board that has been substituted.

Article 16 - The Board of Directors shall meet when convened by its Chairman or his Vice Chairman, or by the President Director, and its resolutions shall be approved by majority of the elected members, among which shall be the Chairman or the Vice Chairman of the Board.

Paragraph One

The formality required in the "caput " of this article shall be dispensed with when the majority of members of the Board of Directors, including the Chairman or the Vice Chairman are present, and the resolutions, in this case, shall be unanimously approved.

Paragraph Two

Any member of the Board of Directors may appoint one of his fellow members by letter, cable or telefax, to represent him in the meetings of the Board of Directors, whether for the purpose of quorum completion or for voting; in the

same manner, voting by letter, cable or telefax shall be permitted when the vote is received at the company's headquarters up to the time of the meeting.

Paragraph Three

The Board of Directors may invite any member of the Management Board who is not already a member of the Board of Directors to attend the board meetings, but these shall not have voting rights.

Article 17 - It shall be incumbent upon the Board of Directors:

a) to establish the general guidelines for carrying out the company's businesses;
b) to elect and remove the Directors of the Management Board;
c) to follow up on the activities of the Management Directors and to examine, at any time, the company's book and records; to request information on any contracts executed or which are in process of being executed and on any other acts;
d) to convene the General Meetings, through the Chairman, when deemed necessary or as required by law;
e) to give opinion on the Management Report and on the Management Accounts;
f) to appoint and remove the independent auditors;
g) to authorize the acquisition of shares issued by the Company for their cancellation or for holding in the treasury for later sale;
h) to resolve upon the issue of securities, in the country and/or abroad, including promissory notes for public or private distribution, according to specific regulation;
i) to resolve upon any appeals that may be lodged pursuant to the first paragraph 20 Article 20, (twenty) of these Bylaws;
j) to resolve upon the creation of administration Advisory Committees, for restricted and specific purpose and with limited term, which may be extended, and shall be formed by persons appointed by the Board;
k) to resolve upon the creation of a Special Committee, formed by up to four (4) board members who may resolve, between the dates of the ordinary general meetings and subject to express delegation, on all statutory matters incumbent upon the Board, "ad referendum" of the Board of Directors, submitting the matter for ratification at the first meeting held after such resolution;
l) to appoint the Investor Relations Director.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

SECTION II – MANAGEMENT BOARD

Article 18 - The Company shall have a Management Board composed of three (3) to six (6) members one (1) of which will be President Director, one (1) Vice-President Director, one (1) Superintendent Director, and one (1) to three (3) Directors, who may be elected and removed, at any time by the Board of Directors.

Paragraph One

The Management Board may meet to appoint Deputy Directors, Division Directors or Department Directors to carry out the management of administrative sectors; this appointment, however, shall not imply delegation of any powers, which by law, or according to these bylaws are restricted to the elected Directors, neither does it assign to any person thus appointed, membership to any statutory body of the company, nor modifies the employment relationship of the person with the company.

Paragraph Two

The members of the Management Board shall not bind themselves by surety or guarantee, except on behalf of the company, and of its subsidiaries, affiliates or companies in which they directly or indirectly own equity interest.

Article 19 - In case of impediment or absence:

a) of the President Director, he shall be substituted by the Vice-President Director and vice-versa;

b) of the Superintendent Director, his substitute shall be appointed by the President Director or, in his absence, by the Vice-President Director.

Paragraph One

In there is a vacancy in the Management Board, the Board of Directors shall meet to resolve upon filling such vacancy, should this be required to maintain the minimum number of members of the Management Board.

Paragraph Two

The substitutions stipulated in this article shall imply accumulation of duties and of voting rights but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 20 - The Management Board shall meet whenever convened by the President Director or by the Vice President, at least five (5) days in advance. These meetings shall be valid wen attended by the majority of the members in office, among which the President Director or the Vice President; the advance period for convening the meeting shall be dispensed with when two thirds (2/3) of the current members of the Management Board are present.

Paragraph One

In all the meetings of the Management Board the resolutions shall be approved by majority of the members. However, if the vote of the President Director or of the Vice President, when substituting for the President Director is defeated in any resolution of the Management Board, the President Director may appeal to the Board of Directors, in which case the resolution appealed of shall be suspended until the decision of the Board of Directors.

Paragraph Two

Any member of the Management Board may appoint one of his fellow members by letter or telefax, to represent him in the meetings of the Management Board, whether for the purpose of quorum completion or for voting; in the same manner, voting by letter, cable or telefax shall e permitted when the vote is received at the company's headquarters up to the time of the meeting.

Article 21 - In addition to the powers required for the performance of their corporate duties, the Management Board is invested with powers to perform the following:

a) enter loan agreements with government or private financial institutions, and, particularly with any department of the Banco do Brasil S/A or of the National Bank for Economic and Social Development (BNDES) being authorized to offer property, plant and equipment as collateral for such loans;

b) purchase, encumber and sell fixed assets and equity interest in companies in which the Company is or becomes a partner or a shareholder;

c) to offer guarantees and or sureties on behalf of other companies in which the Company is a partner or a shareholder and on behalf of third parties, in especial cases of relevant interest to the Company, as resolved by the Management Board;

d) to compromise, waive, desist and execute agreements.

Sole Paragraph

The Management Board shall submit to the Board of Directors a proposal to increase the capital stock as provided in Article 5, Sole Paragraph of these Bylaws.

Article 22 - Provided compliance with the provisions of the previous article, the company shall be represented as follows:

a) jointly by the President Director and by the Vice-President Director;

b) jointly, by the President Director or by the Vice-President Director and the Superintendent Director;

c) jointly by the Superintendent Director and other another Director, for ordinary administrative acts required in the ordinary course of business, including issue of checks, which shall always be nominative, against

company's funds available in financial institutions; however, for the practice of the acts referred to in Article twenty-one (21) of these Bylaws, the company shall be represented as stipulated in letter "a" or "b" of this Article, or by an Attorney-in-fact constituted as per Paragraph Three below.

Paragraph One

The company shall also be represented:

a) jointly by the President Director or by the Vice-President Director and one (1) Director;

b) jointly by the Superintendent Director and one (1) attorney-in-fact, within the limits of power conferred to latter;

c) jointly by two (2) attorneys-in-fact, within the limits of power conferred to them;

d) individually, by one (1) attorney-in-fact, for legal purposes within the limits of powers granted, and for especial cases, in which event the power-of-attorney shall be signed by the President Director jointly with the Vice-President Director.

Paragraph Two

The Company shall be represented by any of its Directors in the following cases:

a) representation before any federal, state and municipal agencies, departments of the Banco do Brasil S.A., Customs Authorities, Revenue Service Agencies, Independent Governmental Agency and the Post-Office for administrative purposes;

b) representation before Labor Courts and Unions, including the appointment of representatives and handling matters related to admission, suspension and dismissal of employees and/or labor settlements.

Paragraph Three

For the constitution of attorneys-in-fact the company may be represented as per letter "a" or "b" in the "caput" of Article 22 of these Bylaws, and when partial delegation is authorized the delegation instruments shall always specify the delegated powers. However, in order to grant power of attorney for representing the company before Labor Courts and Unions, the Company may be represented by the President Director or by the Vice- President Director or by the Superintendent Director, and one (1) Director.

Paragraph Four

Initial summons served to the company shall only be valid when made to the President Director and Vice-President Director.

Paragraph Five

Except for powers of attorney granting *"ad judicia"* power, all other mandates shall be effective until the 30th of June of the year subsequent to the granting of

the mandates, unless a shorter term is stipulated, and, whatever the case, this shall always be mentioned in the respective instrument.

Article 23 - It shall be solely incumbent upon:

I. the President Director:

a) to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of personal deposition and, in this case, a special attorney-in-fact or representative may be appointed; the same attributions are extended to the Vice-President Director;

b) to preside the meetings of the Management Board;

c) to conduct all the company's activities together with the Vice-President Director and with the cooperation of the Superintendent Director;

II. the Vice-President Director:

a) to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of personal deposition and, in this case, a special attorney-in-fact or representative may be appointed; the same attributions are extended to the President Director;

b) to conduct all the company's activities together with the President Director with the cooperation of the Superintendent Director, and other Directors;

III. any other Directors:

to be responsible for their specific areas of performance as assigned by the Board of Directors, reporting to the President Director and to the Vice-President Director.

CHAPTER V
Fiscal Committee

Article 24 - The Fiscal Committee is a non-permanent body and, when installed in the due form of the law, it shall be formed by three (3) to five (5) members and the same number of deputy members.

Article 25 - In case of impediment or absence, or in the event of vacancy, the members of the Fiscal Committee shall be substituted by their respective deputies.

CHAPTER VI
Financial Statements and Allocation of Net Profits

Article 26 - The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the Management shall prepare the

financial statements to be submitted to the Ordinary General Meeting, together with their proposal for destination of the net profits for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein:

a) at least five per cent (5%) for the Legal Reserve Fund limited to twenty per cent (20%) of the capital stock;

b) if applicable, the amounts required and allowed for the reserves referred to in Articles 195 and 197, respectively, of the Corporate Law;

c) at least twenty-five per cent (25%) of the adjusted net profit, for distribution as dividend to all the shareholders, which will be declared and paid in full compliance with any rights, preemptive conditions and benefits of the existing preferred shares, as provided in law and in these Bylaws and, when this is the case, as per the resolutions of the General Meeting;

d) up to ninety per cent (90%) of the balance maintained as Special Reserve for future capital increase, to assure adequate operating conditions and to guarantee continuation of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five per cent (95%) of the capital stock.

Paragraph One

The balance of the adjusted net profits shall be allocated as proposed by the Management Board, with a favorable opinion of the Board of Directors by resolution of the Ordinary General Meeting.

Paragraph Two According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution.

Paragraph Three

The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law.

Article 27 - A semiannual balance sheet shall be prepared on the last day of June of each year and the Management Board shall be allowed to:

a) authorize the declaration and payment of semiannual dividends, as part of annual dividend;

b) prepare special balance sheets and distribute dividends within shorter periods, as part of the annual dividends, provided that the total semiannual dividend paid in the fiscal year does not exceed the total amount of the capital reserves;

c) declare interim dividends on account of accrued profits or profit reserves recorded in the last annual or semiannual balance sheet, as part of the annual dividend;

d) pay interest to stockholders, as remuneration on own equity and, in this case, any amounts thus disbursed may be added to the amount of compulsory dividends foreseen in law or in these Bylaws.

Article 28 - The annual financial statements shall be mandatorily audited by independent auditors registered with the Securities and Exchange Commission. Such auditors shall be freely chosen by the Board of Directors.

CHAPTER VII
Liquidation

Article 29 - The company shall be liquidated in the cases provided by law.

CHAPTER VIII
Temporary provisions

Article 30 - The first fiscal year will be closed on 31 of December, 2001.

.oOo.

São Paulo, December 17, 2002.

Adhemar Magon
Investor Relations Director

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

19.01-RANKING IN THE COMPETITIVE PROCESS

SUBSIDIARY/AFFILIATED COMPANY

SPP-NEMO S/A INDL. E COM. EXPORTADORA

SPP-NEMO S/A Industrial e Comercial Exportadora is a holding company, which assets is the equity share of 30.71% in the capital stock of Politeno Indústria e Comércio S/A – company of the petrochemical sector, which activity is the polyethylene resin sector.

Ranking of Politeno Indústria e Comércio in the competitive process

Measured by the installed capacity of the plants of various producers, the national demand of polyethylene in 2001 was in 2,135,000 tons. The participation of Politeno was of 345,000 tons.

Resins	Mnufacturers	Domestic Installed Capacity (in thousand tons)
PEBD	Politeno (BA), OPP (SP/RS), Triunfo (RS) and Dow (SP)	695
PELBD	Politeno (BA), Ipiranga (RS) and OPP)BA)	400
PEAD	Politeno (BA), OPP (SP/RS), Solvay (SP), Polialden (BA) and Ipiranga (RS)	990
EVA	Politeno (BA), OPP (SP/RS) and Triunfo (RS)	50
Total		**2,135**

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

19.03 – RAW MATERIALS AND SUPPLIERS

COMPANY'S NAME

SPP- NEMO S/A INDL. E COML. EXPORTADORA

In the polyethylene segment, of which the company participates through Politeno Indústria e Comércio S/A. The main raw material of politeno is the eteno, furnished by COPENE, as under described:

Product	**Supplier**	**% Supply/Total Purchases**
Eteno	Copene-Petroquímica do Nordeste S/A	93.00
Vinila Acetate	Cia. Alcolquímica Nacional	3.00
Buteno	Copene-Petroquímica do Nordeste S/A	3.00
Octeno	Chevron Chemical Company	1.00

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

19.03 -RAW MATERIALS AND SUPPLIERS

SUBSIDIARY/AFFILIATED COMPANY
SPP-NEMO S/A INDL. E COML. EXPORTADORA

In the segment of polyethylene, of which the company participates through Politeno Indústria e Comércio S/A, the Eteno is the main raw material, which is furshished by COPENE, as under described:

Product	Supplier	% of Supply over Total of Purchases
Eteno	Copene Petroquímica do Nordeste S/A	93.00
Acetate of Vinila	Cia. Alcolquímica Nacional	3.00
Buteno	Copene Petroquímica do Nordeste S/A	3.00
Octeno	Chevron Chemical Company	1.00

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

19.04 – MAIN CUSTOMERS ACCORDING TO PRODUCTS AND/OR SERVICES

SUBSIDIARY/AFFILIATED COMPANY
SPP-NEMO S.A. INDL. E COML. EXPORTADORA

The main clients of Politeno Indústria e Comércio S/A are:

Product	Client
POLYETHYLENE	Valfilm Ind. e Com. de Plásticos Ltda.
	SPP Agaprint Indl. Coml. Ltda
	Packed Ind. e Com. de Prods. Plásticos Ltda.
	Engraplasti Ind. e Com. de Plásticos Ltda.
	Garoa Ind. e Com. de Plásticos Ltda.
	Tecnoval Ind. e Com. de Plásticos Ltda.
	Allpac Embalagens S/A
	Trituração e Reciclagem de Mat. Ind. Com. Ltda
	Ind. e Com. ee Plásticos Zaraplast Ltda.
	Poly Embalagens Ltda.
	Plaszom Zomer Ind. Plástica Ltda.
	Sonoco For-Plás Ltda.
	Norplastic Ind. Nordestina de Bem. Plástica S/A
	Isofilme Ind. e Com. de Plásticos Ltda.
	C.E. Central de Embalagens Ltda.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

19.05 - OPERATIONS WITH RELATED COMPANIES

COMPANY'S NAME

SPP- NEMO S/A INDL. E COML. EXPORTADORA

The operations with related companies of Politeno Indústria e Comércio S/A are:

	Non Current Assets Loans in Account	Current Liabilities Suppliers	Long Term Liabilities Loans en Account
Politeno Empreendimentos Ltda.	-	10	12,955
Santeno Irrigação do Nordeste Ltda.	51	-	-
Politeno International S/A	1,548	-	-
Copene Petroquímica S/A	-	19,343	-
	--------	---------	---------
Balances on December 31, 2001	1.599	19,353	12,955
	--------	---------	---------
Balances on December 31, 2000	1,480	25,353	12,957
	--------	--------	---------

	Purshases	Financial Income
Politeno International S/A	-	119
Copene Petroquímica do Nordeste S/A	484,852	-
	----------	-----
Total on December 31, 2001	484,852	119
	----------	-----
Total on December 31, 2000	419,016	108
	----------	-----

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

SUBSIDIARY/AFFILIATED COMPANY
SPP-NEMO S/A INDL. E COML. EXPORTADORA

19.06.01 - BALANCE SHEET - ASSETS (R$ THOUSAND)

1-CODE	2-DESCRIPTION	3-DATE 12/31/2001	4-DATE	5-DATE
1	ASSETS	165,153	0	0
1.1	CURRENT ASSETS	4,028	0	0
1.1.1	CASH AND CASH EQUIVALENTS	3,595	0	0
1.1.2	ACCOUNTS RECEIVABLE	433	0	0
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHER	0	0	0
1.2	NON-CURRENT ASSETS	26,767	0	0
1.2.1	ACCOUNTS RECEIVABLE	0	0	0
1.2.2	RECEIVABLES FROM RELATED COMPANIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	FROM OTHER RELATED COMPANIES	0	0	0
1.2.3	OTHER	26,767	0	0
1.3	PERMANENT ASSETS	134,358	0	0
1.3.1	INVESTMENTS	134,358	0	0
1.3.1.1	IN AFFILIATES	134,250	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER	108	0	0
1.3.2	PROPERTY. PLANT AND EQUIPMENT	0	0	0
1.3.3	DEFERRED CHARGES	0	0	0

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

SUBSIDIARY/AFFILIATED COMPANY

SPP-NEMO S/A INDL. E COML. EXPORTADORA

19.06.02-BALANCE SHEET - LIABILITIES (R$ THOUSAND)

1-CODE	2-DESCRIPTION	3-DATE 12/31/2001	4-DATE	5-DATE
2	LIABILITIES	165,153	0	0
2.1	CURRENT LIABILITIES	228	0	0
2.1.1	BANK LOANS	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	0	0	0
2.1.4	TAXES AND CONTRIBUTIONS	16	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	DEBTS WITH RELATED COMPANIES	0	0	0
2.1.8	OTHER	212	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISIONS	0	0	0
2.2.4	DEBTS WITH RELATED COMPANIES	0	0	0
2.2.5	OTHER	0	0	0
2.3	INCOMES OF FUTURE FISCAL YEARS	0	0	0
2.5	STOCKHOLDERS' EQUITY	164,925	0	0
2.5.1	PAID IN CAPITAL	177,419	0	0
2.5.2	CAPITAL RESERVES	1,799	0	0
2.5.3	REVALUATION RESERVES		0	0
2.5.3.1	OWN ASSETS	0	0	0
.5.3.2	SUBSIDIARIES/AFFILIATES	0	0	0
2.5.4	APPROPRIATED RETAINED EARNINGS	0	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

2.5.4.3	TO CONTINGENCY	0	0	0
2.5.4.4	PROFITS TO REALIZE	0	0	0
2.5.4.5	WITHHOLDING OF PROFITS	0	0	0
2.5.4.6	SPECIAL FOR DIVIDENDS NON-DISTRIBUTED	0	0	0
2.5.4.7	OTHER	0	0	0
2.5.5	ACCUMULATED PROFITS/LOSSES	(14,293)	0	0

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARY/AFFILIATED COMPANY
SPP-NEMO S.A. INDL. E COML. EXPORTADORA

19.07-STATEMENTS OF INCOME (R$ THOUSAND)

1-CODE	2-DESCRIPTION	3-DATE From: 01/01/2001 To: 12/31/2001	4-DATE From: To:	5-DATE From: To:
3.01	GROSS INCOME OF SALES AND/OR SERVICES	121,286	0	0
3.02	DEDUCTIONS OF GROSS INCOME	(3,723)	0	0
3.03	NET INCOME OF SALES AND SERVICES	117,563	0	0
3.04	SOLD GOODS AND SERVICES COSTS	(102,291)	0	0
3.05	GROSS INCOME	15,272	0	0
3.06	OPERATING EXPENSES/INCOMES	(5,618)	0	0
3.06.1	SELLING EXPENSES	(5,150)	0	0
3.06.2	GENERAL AND ADMINISTRATIVE	(4,003)	0	0
3.06.3	FINANCIAL	(20,583)	0	0
3.06.3.1	FINANCIAL INCOMES	646	0	0
3.06.3.2	FINANCIAL EXPENSES	(21,229)	0	0
3.06.4	OTHER OPERATING INCOMES	1,776	0	0
3.06.5	OTHER OPERATING EXPENSES	0	0	0
3.06.6	EQUITY INTEREST IN SUBSIDIARIES	22,342	0	0
3.07	OPERATING (LOSS) INCOME	9,654	0	0
3.08	NON-OPERATING INCOME	(38)	0	0
3.08.1	INCOMES	0	0	0
3.08.2	EXPENSES	(38)	0	0
3.09	INCOME (LOSS) BEFORE TAXATION AND PARTIC.	9,616	0	0
3.10	INCOME TAX/SOCIAL CONTR./PROVISION	2,211	0	0
3.11	DEFERRED INCOME TAX	0	0	0
3.12	STATUTORY PARTICIPATIONS AND CONTRIBUTION	0	0	0
3.12.1	PARTICIPATIONS	0	0	0
3.12.1.1	EMPLOYEES	0	0	0
3.12.2	CONTRIBUTIONS	0	0	0

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

SUBSIDIARY/AFFILIATED COMPANY
SPP-NEMO S/A INDL. E COML. EXPORTADORA

3.13	OWN CAPITAL INTERESTS REVERSAL	0	0	0
3.15	PROFIT/LOSS OF FISCAL YEAR	11,827	0	0
	SHARES OUTSTANDING AT PERIOD (THOUSAND)	1,379,084	0	0
	NET INCOME PER SHARE	0,00001	0	0
	LOSS PER SHARE		0	0

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

SUBSIDIARY/AFFILIATED COMPANY
SPP-NEMO S/A INDL. E COML. EXPORTADORA

19.08.01-STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FROM 01/01/2001 TO 12/31/2001 (R$ THOUSAND)

1-CODE	2-DESCRIPTION	3-CAPITAL	4-CAPITAL STOCK RESERVES	5-REVALUAT. RESERVES	6-APPROPRIATED RETAINED EARNINGS	7-ACCUMULATED INCOMES/ LOSSES	8-TOTAL STOCKHOLDERS' EQUITY
5.1	INITIAL BALANCE	145,772	1,799	0	0	(25,715)	121,856
5.2	PREVIOUS YEARS ADJUSTMENTS					(405)	(405)
5.3	INCREASE/DECREASE CAPITAL	45,745	0	0	0	0	45,745
5.4	REALIZATION OF RESERVES	0	0	0	0	0	0
5.5	TREASURY SHARES	0	0	0	0	11,827	11,827
5.6	INCOME/LOSS OF THE FISCAL YEAR	0	0	0	0	0	0
5.7	DESTINATIONS	0	0	0	0	0	0
5.8	OTHER	(14,098)	0	0	0	0	(14,098)
5.9	FINAL BALANCE	177,419	1,799	0	0	(14,293)	164,925

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

19.09 - CHARACTERISTICS OF THE AREA OF ACTIVITY

SUBSDIRIARY/AFFILIATED COMPANY
SPP NEMO S/A INDL. E COML. EXPORTADORA

SPP-NEMO S/A Industrial e Comercial Exportadora is a holding company, with assets is composed the equity of 30.71% of the capital stock of Politeno Indústria e Comércio S/A.
POLITENO is a petrochemical company of second generation, manufacturer of termoplastic resins – Polyethylene Low Density (PEBD), Polyethylene Medium Density (PEMD), Copolimero of Etileno and Acetate of Vinila (EVA), Polyethylene of Linear Low Density (PELBD) and Polyethylene of High Density (PEAD).

The PEBD and the PELBD are utilized mainly in production of filma and sheets, with a large utilization in the sector of packaging and agricultural activities. The PEAD is used in manufacturer of house facilities, and others. The EVA is used by the sector of shoes, packagings, and others.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

19.10 – PERFORMANCE REPORT

SUBSDIRIARY/AFFILIATED COMPANY
SPP NEMO S/A INDL. E COML. EXPORTADORA

The results of SPP-Nemo S/A Industrial e Comercial Exportadora origined mainly of its participation in Politeno Indústria e Comércio S/A.

Politeno Indústria e Comércio S/A
Located in Camaçari (BA) with a production capacity of 340 thousand tons/year, Politeno manufactures low density (PEBD), low density linear (PELBD) and high density (PEAD) polyethylenes used for the manufacture of bags, packaging films, containers, bottles, kitchenware and household items, in addition to the copolymer of ethylene-vinyl acetate (EVA), used for the manufacture of foam rubber for shoe soles and adhesives.
In 2001 there was very strong competition in the domestic polyethylene market, due to the weak internal demand for this resin, and the pressure of imported products caused by surplus inventories of the product worldwide. Another factor that contributed to the difficulties in the polyethylene market in 2001 was the crisis in Argentina, one of the major markets for domestic exporters of the resin, among which Politeno, that was forced to stop its exports to that country in the second semester of 2001, due to the increasing deterioration of the economic situation there. The company pursued other business alternatives that would meet its interests and, in spite of the retraction in the national demand, and all the conditions that were adverse to the accomplishment of business in the period, it managed to maintain a level of sales in 2001 equivalent to that of the previous year, without overly compromising the margins recorded for the fiscal year.
Politeno had gross sales of R$ 849,7 million in 2001 recording net income of R$ 48,4 million. The company distributed interim dividends for 2001 in the amount of R$ 15 million.
For the second consecutive year Politeno received recognition for its efforts in quality-related programs and was again shortlisted for the National Quality Prize (PNQ).

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

19.01 - RANKING IN THE COMPETITIVE PROCESS

SUBSIDIARY/AFFLILIATED COMPANY
SUZANO QUÍMICA LTDA.

Suzano Química is a holding company, with participation in companies of petrochemical sector, mainly in the segments of polypropylene (Polibrasil Resinas S/A), a company controlled by Polipropileno S/A (a publicly held company) and of elastomers (Petroflex Ind. e Com. S/A).
The company also participates, through Polipropileno Participações S/A in the capital stock of Nordeste Química S/A – Norquisa, which has the control of Copene Petroquímica do Nordeste S/A and of the project of manufacture of chemical gas, through of Rio Polímeros S/A, which assets is a unit of pirolise of etano and propane of natural gas (with production capacity of 520,000 t/year) and a unit manufacturer of polyethylene of high density (PEAD) and low density linear (PELBD), with production capacity of 540,000 t/year.
These participations are under described:

	Subsidiaries Direct and Indirect		Subsidiaries Joint	
	Voting	**Total**	**Voting**	**Total**
Suzano Química Ltda.	100.00%	100.00%		
Suzanopar Petroquímica Ltd.	100.00%	100.00%		
Polibrasil Participações S/A			50.00%	50.00%
Polipropileno S/A			97.32%	96.75%
Polibrasil Resinas S/A			100.00%	100.00%
Polibrasil Compostos S/A			100.00%	100.00%
Norcom Comp.Termopl.do Nordeste S/A			100.00%	100.00%
Polipropileno Participações S/A	75.21%	70.68%		
Nordeste Química S/A – Norquisa			8.90%	10.93%
Copene Petroquímica do Nordeste S/A			58.41%	23.06%
Petroflex Indústria e Comércio S/A			20.14%	20.12%
Rio Polímeros S/A			33.33%	33.33%

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

19.03 -RAW MATERIALS AND SUPPLIERS

SUBSIDIARY/AFFILIATED COMPANY
SUZANO QUÍMICA LTDA.

- The company participates in the polypropylene segment, through its joint subsidiary "Polibrasil Resinas S/A", indirectly:

Main Suppliers	%
Cia. Petroquímica do Nordeste S/A	43
Petroquímica União S/A	37
Petrobrás (Refinaria de Duque de Caxias)	17
Outros (importação)	3

- The company participates in the elastomer segment through its joint subsidiary "Petroflex Indústria e Comércio S/A:

Product	Supplier	% Supply over total purchases
Butadieno	PQU/COPERSUL/COPENE	53.69
Mixed Soap	RESITEC	2.44
Oily acid	BRAIDO	0.91
Hexano	PETROBRAS	0.36
Estirene	PASA/MITSUI/VINMA/CEVRON	13.75

- The company participates through its subsidiary "Polipropileno Participações S/A" of the capital stock of Nordeste Química S/A – Norquisa, controller of COPENE Petroquímica do Nordeste S/A, which main raw materials and suppliers are:

Product	Supplier	% Supply over total purchases
Fuel Oil	PETROBRAS	2.56
Nafta	PETROBRAS	91.75
Natural Gas	BAHIAGAS	2.97
Metanol	METANOL/IMPORT.	0.76
Other	CHESF – COLEBA/EMBASA	1.96

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

19.04 – MAIN CUSTOMERS ACCORDING TO PRODUCTS AND/OR SERVICES

SUBSIDIARY/AFFILIATED COMPANY
SUZANO QUÍMICA LTDA.

1) Polibrasil Resinas S/A

Main Clients:	%
Votocel Filmes Flexíveis ltda..	8,03
Têxtil J. Serrano Ltda.	5,00
Dixie Toga S.A.	4,60
Polibrasil Compostos S/A.	3,10
SPP Nemo S.A. Coml. Exp. Ltda.	2,80

2) Petroflex Indústria e Comércio S.A.

Product	**Client**	**% Client in Net Income**
Synthetic rubber	Goodyear	12.00
	Pirelli	12.00
	Vipal	8.00

3) Polipropileno Participações S/A/Nordeste Química S.A. - Norquisa/Copene Petroquímica do Nordeste S.A.

The company owns 70.7% of the capital stock of this subsidiary, which has as main asset the equity of 10.93% in the capital stock of Nordeste Química S/A – Norquisa, controlled by COPENE Petroquímica do Nordeste S/A, of which main clients are:

Product	Client	% Client in Net Income
Eteno	Politeno S/A	10.90
	Trikem	5.10
	OPP S/A	5.50
	Oxiteno	5.90
	Polialden	4.40
Propeno	Polibrasil	4.30
	Dow	1.80
	Acrinor	2.00
	Ciquine	1.90
	OPP	0.14
Butadieno	Petroflex/Cabo	2.17
	Petroflex/Rio	2.10

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

Product	Client	% Client in Net Income
Benceno	EDN	2.40
	Nitrocarbono	1.20
	Deten	0.98
Tolueno	Isopol/TDI	0.70
Orto-xileno	Ciquine	0.99
	Elekeiroz	0.20
Para-xileno	Rhodiaco	2.30
	Proppet	1.10
Other	Outros	30.32
Gasolina Automotiva	Total Distribuidora	4.60
	Federal Distribuidora	1.10
	Dislub	2.20
	Other	5.70

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

19.05 - OPERATIONS WITH RELATED COMPANIES

COMPANY'S NAME
SUZANO QUÍMICA LTDA.

	NON CURRENT ASSETS	NON CURRENT LIABILITIES	
	IMPROVEMENT TO FUTURE CAPITAL INCREASE	LOAN	IMPROVEMENT TO FUTURE CAPITAL INCREASE
Polibrasil Participações S/A	23,588		
Suzano Petroquímica S/A		12	15.520
	----------------------	------------	---------------------
Total	**23,588**	**12**	**15,520**

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARY/AFFILIATED COMPANY
SUZANO QUÍMICA LTDA

19.06.01-BALANCE SHEET - ASSETS (R$ THOUSAND)

1-CODE	2-DESCRIPTION	3-DATE 12/31/2001	4-DATE	5-DATE
1	ASSETS	557,876	0	0
1.1	CURRENT ASSETS	1,585	0	0
1.1.1	CASH AND CASH EQUIVALENTS	127	0	0
1.1.2	ACCOUNTS RECEIVABLE	1,458	0	0
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHER	0	0	0
1.2	NON-CURRENT ASSETS	30,323	0	0
1.2.1	ACCOUNTS RECEIVABLE	0	0	0
1.2.2	RECEIVABLES FROM RELATED COMPANIES	23,588	0	0
1.2.2.1	FROM AFFILIATES	23,588	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	FROM OTHER RELATED COMPANIES	0	0	0
1.2.3	OTHER	6,735	0	0
1.3	PERMANENT ASSETS	525,968	0	0
1.3.1	INVESTMENTS	525,968	0	0
1.3.1.1	IN AFFILIATES	228,044	0	0
1.3.1.2	IN SUBSIDIARIES	315,513	0	0
1.3.1.3	OTHER	(17,589)	0	0
1.3.2	PROPERTY. PLANT AND EQUIPMENT	0	0	0
1.3.3	DEFERRED CHARGES	0	0	0

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

SUBSIDIARY/AFFILIATED COMPANY
SUZANO QUÍMICA LTDA

19.06.02-BALANCE SHEET - LIABILITIES (R$ THOUSAND)

1-CODE	2-DESCRIPTION	3-DATE 12/31/2001	4-DATE	5-DATE
2	LIABILITIES	557,876	0	0
2.1	CURRENT LIABILITIES	0	0	0
2.1.1	BANK LOANS	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	0	0	0
2.1.4	TAXES AND CONTRIBUTIONS	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	DEBTS WITH RELATED COMPANIES	0	0	0
2.1.8	OTHER	0	0	0
2.2	LONG-TERM LIABILITIES	15,532	0	0
2.2.1	LOANS	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISIONS	0	0	0
2.2.4	DEBTS WITH RELATED COMPANIES	15,532	0	0
2.2.5	OTHER	0	0	0
2.3	INCOMES OF FUTURE FISCAL YEARS	0	0	0
2.5	STOCKHOLDERS' EQUITY	542,344	0	0
2.5.1	PAID IN CAPITAL	605,787	0	0
2.5.2	CAPITAL STOCK RESERVES	4	0	0

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

1-CODE	2-DESCRIPTION	3 -DATE 12/31/2001	4-DATE	5-DATE
2.5.3	REVALUATION RESERVES	4,711	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES/AFFILIATES	4,711	0	0
2.5.4	APPROPRIATED RETAINED EARNINGS	0	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	TO CONTINGENCY	0	0	0
2.5.4.4	PROFITS TO REALIZE	0	0	0
2.5.4.5	WITHHOLDING OF PROFITS	0	0	0
2.5.4.6	SPECIAL FOR DIVIDENDS NON-DISTRIBUTED	0	0	0
2.5.4.7	OTHER	0	0	0
2.5.5	ACCUMULATED PROFITS/LOSSES	(68,158)	0	0

FILE N°. 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES EXCHANGE COMMISSION
ANNUAL INFORMATION - IAN

Basis Period 12/31/2001

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-CNPJ
01926 7	**SUZANO PETROQUÍMICA S.A.**	04.705.090/0001-77

SUBSIDIARY/AFFILIATED COMPANY
SUZANO QUÍMICA LTDA.

19.07-STATEMENTS OF INCOME (R$ THOUSAND)

1-CODE	2-DESCRIPTION	3-DATE-From: 01/01/2001 To: 12/31/2001	4-DATE-From: - To:	5-DATE-From: To:
3.01	GROSS INCOME OF SALES AND/OR SERVICES	0	0	0
3.02	DEDUCTIONS OF GROSS INCOME	0	0	0
3.03	NET INCOME OF SALES AND SERVICES	0	0	0
3.04	SOLD GOODS AND SERVICES COSTS	0	0	0
3.05	GROSS INCOME	0	0	0
3.06	OPERATING EXPENSES/INCOMES	(48,463)	0	0
3.06.1	SELLING EXPENSES	0	0	0
3.06.2	GENERAL AND ADMINISTRATIVE	(23)	0	0
3.06.3	FINANCIAL	(145)	0	0
3.06.3.1	FINANCIAL INCOMES	11	0	0
3.06.3.2	FINANCIAL EXPENSES	(156)	0	0
3.06.4	OTHER OPERATING INCOMES	0	0	0
3.06.5	OTHER OPERATING EXPENSES	0	0	0
3.06.6	EQUITY INTEREST IN SUBSIDIARIES	(48,295)	0	0
3.07	OPERATING (LOSS) INCOME	(48,463)	0	0
3.08	NON-OPERATING INCOME	0	0	0
3.08.1	INCOMES	0	0	0
3.08.2	EXPENSES	0	0	0
3.09	INCOME (LOSS) BEFORE TAXATION AND PARTIC.	(48,463)	0	0
3.10	INCOME TAX/SOCIAL CONTR./PROVISION	0	0	0
3.11	DEFERRED INCOME TAX	57	0	0
3.12	STATUTORY PARTICIPATIONS AND CONTRIBUTION	0	0	0
3.12.1	PARTICIPATIONS	0	0	0
3.12.1.1	EMPLOYEES	0	0	0
3.12.2	CONTRIBUTIONS	0	0	0

FILE № 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTES
COMMERCIAL, INDUSTRIAL COMPANIES AND OTHERS

Basis Period 12/31/2001
Corporation Law

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-C.N.P.J.
01926-7	**SUZANO PETROQUÍMICA S/A**	**04.705.090/0001-77**

4 -NIRE
35 300 187865

01.02-HEADQUARTERS

1-COMPLETE ADDRESS	2-BOROUGH OR DISTRICT
Av. Brigadeiro Faria Lima, 1355-9th floor	Pinheiros

3-ZIP CODE	4-CITY	5-ST
01452-919	São Paulo	S.P.

6-CITY CODE	7-TELEPHONE	8- TELEPHONE	9- TELEPHONE	10-TELEX	11-TELEX
11	3037-9060	3037.9061	3037.9070		

12- DDD	13 – FAX	13-FAX	14 - FAX	15 - FAX
11	3814.8326	3037.9076		

15-E-MAIL
amagon@suzano.com.br

01.03 - MARKET RELATIONS DIRECTOR (MAILING ADDRESS)

1-NAME
ADHEMAR MAGON

2- COMPLETE ADDRESS	3- BOROUGH OR DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th floor	Pinheiros

4-ZIP CODE	5-CITY	6- ST
01452-919	São Paulo	S.P

7 - CITY CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
11	3037.9060	3037.9061	3037.9070	

12 - CITY CODE	13 - TELEFAX	14 - TELEFAX	15 - TELEFAX	
11	3814-8326	3037.9076		

16-E-MAIL
amagon@suzano.com.br

01.04 - REFERENCE/ AUDITOR

FISCAL YEAR	1 - DATE OF FISCAL YEAR BEGINNING	2 - DATE OF FISCAL YEAR END
1 – ULTIMATE	09/25/2001	12/31/2001
2 – PENULTIMATE		
3 – ANTEPENULTIMATE		

4 - NAME OF AUDITOR	5 - CVM CODE
KPMG - Auditores Independentes	00063-9

6 - NAME OF THE RESPONSIBLE THENICAL	7 - CPF OF RESPONSIBLE THENICAL
José Luiz Ribeiro de Carvalho	007.769.948-32

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTES
COMMERCIAL, INDUSTRIAL COMPANIES AND OTHERS

Basis Period 12/31/2001
Corporation Law

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-C.N.P.J.
01926-7	**SUZANO PETROQUÍMICA S/A**	**04.705.090/0001-77**

01.05-CAPITAL STOCK STRUCTURE

Quantity of Shares (In thousand)	1 12/31/2001	2	3
Paid-in Capital			
1- Common	97,375	0	0
2- Preferred	123,820	0	0
3- Total	221,195	0	0
In Treasury			
4- Common	0	0	0
5- Preferred	0	0	0
6- Total	0	0	0

01.06 - COMPANY'S CHARACTERISTICS

1- TYPE OF COMPANY Commercial and Industrial Company
2- SITUATION Operating
3- TYPE OF EQUITY CONTROL Private National
4- ACTIVITY CODE 1170000 - Management and Equity interest in other companies
5 - MAIN ACTIVITY Equity interest in other Companies
6- TYPE OF CONSOLIDATION Total

01.07 -SUBSIDIARIES/ AFFILIATES EXCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1- Item	2- General Taxpayers' Register	3- Name

01.08 - BENEFITS IN CASH

1-Item	2-Event	3-Approval	4-Benefit	5-Beginning of Payment	6-Type of Share	7-Value of benefit Per Share

01.09-MARKET RELATIONS DIRECTOR

1-Date	2-Signature
06/062002	

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTES
COMMERCIAL, INDUSTRIAL COMPANIES AND OTHERS

Basis Period 12/31/2001
Corporation Law

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-C.N.P.J.
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01-BALANCE SHEET - ASSETS (In thousand of Reais-R$)

1- CODE	2- DESCRIPTION	3- 12/31/2001	4-	5-
1	Total assets	777,862	0	0
1.01	Current assets	12,275	0	0
1.01.01	Availabilities	11.981	0	0
1.01.01.01	Cash and cash equivalents	7	0	0
1.01.01.02	Marketable securities	11,974	0	0
1.01.02	Creditors	294	0	0
1.01.02.01	Bills receivable	294	0	0
1.01.03	Inventories	0	0	0
1.01.04	Others	0	0	0
1.02	Long term assets	51,549	0	0
1.02.01	Accounts receivable	0	0	0
1.02.02	Loans with related companies	51,549	0	0
1.02.02.01	Loans with affiliated companies	0	0	0
1.02.02.02	Loans with subsidiaries companies	15,532	0	0
1.02.02.03	Loans with related companies	36,017	0	0
1.02.03	Other	0	0	0
1.03	Permanent assets	714,038	0	0
1.03.01	Investments	713,949	0	0
1.03.01.01	In affiliated companies	0	0	0
1.03.01.02	In subsidiaries companies	707,270	0	0
1.03.01.02.01	Suzano Química Ltda.	542,345	0	0
1.03.01.02.02	SPP-Nemo S.A. Indl. E Coml. Exportadora	164,925	0	0
1.03.01.03	Other Investments	6,679	0	0
1.03.01.03.01	Unamortized goodwill (discount)	6,679	0	0
1.03.02	Property, plants and equipments	89	0	0
1.03.02.01	Lands	89	0	0
1.03.03	Deferred charges	0	0	0
1.03.03.01	Pre-operational expenses	0	0	0
1.03.03.02	Discount Eurobonus issue	0	0	0
1.03.03.03	Micro-computers software	0	0	0
1.03.03.04	Other	0	0	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTES
COMMERCIAL, INDUSTRIAL COMPANIES AND OTHERS

Basis Period 12/31/2001
Corporation Law

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-C.N.P.J.
01926-7	**SUZANO PETROQUÍMICA S/A**	**04.705.090/0001-77**

02.02-BALANCE SHEET - LIABILITIES - (In thousand of Reais - R$)

1- CODE	2- DESCRIPTION	3- 12/31/2001	4-	5-
2	Total liabilities	777,862	0	0
2.01	Current liabilities	14,528	0	0
2.01.01	Loans and financings	14,212	0	0
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	0	0	0
2.01.04	Taxes, rates and contributions	0	0	0
2.01.05	Dividends payable	0	0	0
2.01.06	Provisions	208	0	0
2.01.06.01	Income tax and social contribution	208	0	0
2.01.07	Debts with related companies	0	0	0
2.01.08	Others	108	0	0
2.01.08.01	Accrued salaries and payroll taxes	108	0	0
2.02	Long term liabilities	22,748	0	0
2.02.01	Loans and financings	22,748	0	0
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Loans from related companies	0	0	0
2.02.05	Others	0	0	0
2.03	Future accounting periods results	0	0	0
2.05	Shareholders' equity	740,586	0	0
2.05.01	Paid-in-capital	794,383	0	0
2.05.01.01	Atualized paid-in-capital	794,383	0	0
2.05.02	Capital reserves	0	0	0
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	From subsidiaries/ affiliated companies	0	0	0
2.05.04	Revenue reserves	0	0	0
2.05.04.01	Legal	0	0	0
2.05.04.02	Reserve required by company by-laws	0	0	0
2.05.04.03	Reserves for contigencies	0	0	0
2.05.05	Accumulated profits/ losses	(53,797)	0	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTES
COMMERCIAL, INDUSTRIAL COMPANIES AND OTHERS

Basis Period 12/31/2001
Corporation Law

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-C.N.P.J.
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF THE FISCAL YEAR INCOME (In thousand of Reais-R$)

1-CODE	2-DESCRIPTION	3- FROM 09/25/2001 TO 12/31/2001	4- FROM TO	5- FROM TO
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0
3.05	GROSS PROFIT	0	0	0
3.06	OPERATING EXPENSES/REVENUES	(47,593)	0	0
3.06.01	SALES EXPENSES	0	0	0
3. 06.01.01	ACCRUED SALARIES AND PAYROLL TAXES	0	0	0
3.06.01.02	FREIGHT AND STORES	0	0	0
3.06.01.03	RENTS AND LEASES	0	0	0
3.06.01.04	PROFESSIONAL SERVICES	0	0	0
3.06.01.05	OTHERS	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(258)	0	0
3.06.02.01	ACCRUED SALARIES AND PAYROLL TAXES	(258)	0	0
3.06.02.02	PROFESSIONAL SERVICES	0	0	0
3.06.02.03	RENTS AND LEASES	0	0	0
3.06.02.04	DEPRECIATION	0	0	0
3.06.02.05	INCOME TAX AND CONTRIBUTIONS	0	0	0
3.06.02.06	OTHER	0	0	0
3.06.03	FINANCIAL	894	0	0
3.06.03.01	FINANCIAL REVENUES	1,389	0	0
3.06.03.02	FINANCIAL EXPENSES	(495)	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0
3.06.04.01	INSURANCE COMPENSATION	0	0	0
3.06.04.02	PROVISION TO LOSS IN SHARES	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0
3.06.05.01	MONETARY CORRECTION OF BALANCE SHEET	0	0	0
3.06.06	INCOME OF SHAREHOLDERS' EQUITY	(48,229)	0	0
3.07	OPERATING INCOME	(47,593)	0	0
3.08	NON-OPERATING INCOME	0	0	0
3.08.01	REVENUES	0	0	0
3.08.02	EXPENSES	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(47,593)	0	0
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(208)	0	0
3.11	DEFERRED INCOME TAX	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0
3.12.01	PROFIT SHARING	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF OWN CAPITAL INTERESTS	0	0	0
3.15	INCOME/LOSS FOR THE PERIOD	(47,801)	0	0
	NUMBER OF SHARES (WITHOUT SHARES IN TREASURY - IN THOUSAND)	221,195	0	0
	INCOME PER SHARE	0	0	0
	LOSS PER SHARE	(0.21610)	0	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTES
COMMERCIAL, INDUSTRIAL COMPANIES AND OTHERS

Basis Period 12/31/2001
Corporation Law

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-C.N.P.J.
01926-7	**SUZANO PETROQUÍMICA S/A**	**04.705.090/0001-77**

04.01 - STATEMENTS OF CHANGES IN FINANCIAL POSITION (In thousand of Reais-R$)

1-CODE	2-DESCRIPTION	3- FROM 09/25/01 TO 12/31/01	4- FROM TO	5- FROM TO
4.01	SOURCE OF FUNDS	62,420	0	0
4.01.01	OPERATIONS	430	0	0
4.01.01.01	INCOME/ LOSS OF THE PERIOD	(47,801)	0	0
4.01.01.02	VAL. DON'T REPR. CHANGE IN CURRENT ASSETS	48,231	0	0
4.01.01.02.01	DEPRECIATION, DEPLATION AND AMORTIZATION	2	0	0
4.01.01.02.02	EQUITY INTEREST IN SUBSIDIARIES AND AFFILIATED COMPANIES	48,229	0	0
4.01.02	FROM STOCKHOLDERS	1	0	0
4.01.02.01	PAYMENT-IN-FULL OF CAPITAL	1	0	0
4.01.03	FROM THIRD PARTIES	61,989	0	0
4.01.03.01	NONCURRENT LOANS	92	0	0
4.01.03.02	TRANSFER FROM NONCURRENT ASSETS TO CURRENT ASSETS	45,745	0	0
4.01.03.03	EFFECT IN WORKING CAPITAL DUE TO THE MERGER OF CIA. SUZANO	16,152	0	0
4.02	APPLICATIONS	64,673	0	0
4.02.01	PROPERTY, PLANT AND EQUIPAMENT INVERSIONS	45,745	0	0
4.02.02	NONCURRENT ASSETS	18.928		
4.03	INCREASE/ DECREASE IN WORKING CAPITAL	(2,253)	0	0
4.04	CHANGES IN CURRENT ASSETS	12,275	0	0
4.04.01	CURRENT ASSETS IN THE BEGINNING OF FISCAL YEAR	0	0	0
4.04.02	CURRENT ASSETS IN THE FISCAL YEAR END	12,275	0	0
4.05	CHANGES IN CURRENT LIABILITIES	14,528	0	0
4.05.01	CURRENT LIABILITIES IN THE BEGINNING OF YEAR	0	0	0
4.05.02	CURRENT LIABILITIES IN THE END OF THE YEAR	14,528	0	0

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-C.N.P.J.
01926-7	**SUZANO PETROQUÍMICA S/A**	**04.705.090/0001-77**

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 09/25/2001 TO 12/31/2001 (In thousand of Reais-R$)

1-CODE	2-DESCRIPTION	3- CAPITAL STOCK	4-CAPITAL RESERVES	5- REVALUATION RESERVES	6-APPROPRIATED RETAINED EARNINGS	7- ACCUMULATED INCOME/ LOSS	8-SHAREHOLDERS' EQUITY
5.01	BEGINNING BALANCE	0	0	0	0	0	0
5.02	PREVIOUS YEARS ADJUSTMENTS	0	0	0	0	(5,996)	(5,996)
5.03	INCREASE/ DECREASE OF CAPITAL STOCK	794,383	0	0	0	0	794,383
5.04	REALIZATION OF RESERVES	0	0	0	0	0	0
5.05.	TREASURY SHARES	0	0	0	0	0	0
5.06	INCOME/ LOSS OF THE PERIOD	0	0	0	0	(47.801)	(47,801)
5.07	DESTINATIONS	0	0	0	0	0	0
5.08	OTHERS	0	0	0	0	0	0
5.09	FINAL BALANCE	794,383	0	0	0	(53,797)	740,586

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTES
COMMERCIAL, INDUSTRIAL COMPANIES AND OTHERS

Basis Period 12/31/2001
Corporation Law

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-C.N.P.J.
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousand of Reais-R$)

1-CODE	2-DESCRIPTION	3- 12/31/2001	4-	5-
1	Total Assets	1,846,847	0	0
1.01	Current Assets	764,185	0	0
1.01.01	Availabilities	411,606	0	0
1.01.01.01	Cash and Cash Equivalents	217,850	0	0
1.01.01.02	Marketable Securities	193,756	0	0
1.01.02	Receivables	222,530	0	0
1.01.02.01	Bills Receivable	145,961	0	0
1.01.02.02	Other Creditors	13,870	0	0
1.01.02.03	Taxes Recoverable	61,106	0	0
1.01.02.04	Deferred Income Tax	1,593	0	0
1.01.03	Inventories	129,173	0	0
1.01.03.01	Finished Goods	72,863	0	0
1.01.03.02	Work-in-Progress Products	673	0	0
1.01.03.03	Raw Materials	28,873	0	0
1.01.03.04	Maintenance and miscellaneous materials	26,764	0	0
1.01.03.04.01	Prepaid expenses	0	0	0
1.01.04	Other	876	0	0
1.01.04.01	Prepaid expenses	876		
1.02	Long Term Assets	121,053	0	0
1.02.01	Receivables	0	0	0
1.02.02	Receivables from Related Companies	27,264	0	0
1.02.02.01	From Affiliates	27,264	0	0
1.02.02.02	From Subsidiaries	0	0	0
1.02.02.03	From Other Related Companies	0	0	0
1.02.03	Other	93,789	0	0
1.02.03.01	Taxes Recoverable	56,516	0	0
1.02.03.02	Deferred Income Tax	13,488	0	0
1.02.03.03	Others Creditors	23,785	0	0
1.03	Permanent Assets	961,609	0	0
1.03.01	Investments	54,738	0	0
1.03.01.01	In Affiliates	0	0	0
1.03.01.02	In Subsidiaries	0	0	0
1.03.01.03	Other Investments	54,738	0	0

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-C.N.P.J.
01926-7	**SUZANO PETROQUÍMICA S/A**	**04.705.090/0001-77**

1.03.01.03.01	Other Investments	54,738	0	0
1.03.02	Property, Plant and Equipment	617,624	0	0
1.03.02.01	Buildings	100,334	0	0
1.03.02.02	Machinery, Equipment and Installations	758,940	0	0
1.03.02.03	Other Fixed Assets	64,170	0	0
1.03.02.04	Accumulated Depreciation	(470,704)	0	0
1.03.02.05	Constructions-in-progress	164,884	0	0
1.03.02.06	Lands	0	0	0
1.03.03	Deferred	289,247	0	0
1.03.03.01	Pre-Operational Expenses and Payroll Taxes	496,572	0	0
1.03.03.02	Other	1,939	0	0
1.03.03.03	Accumulated Amortization	(209,264)	0	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTES
COMMERCIAL, INDUSTRIAL COMPANIES AND OTHERS

Basis Period 12/31/2001
Corporation Law

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY´S NAME	3-C.N.P.J.
01926-7	**SUZANO PETROQUÍMICA S/A**	**04.705.090/0001-77**

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (In thousand of Reais-R$)

1-CODE	2-DESCRIPTION	3- 12/31/2001	4-	5-
2	Total Liabilities	1,846,847	0	0
2.01	Current Liabilities	269,452	0	0
2.01.01	Loans	121,761	0	0
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	62,208	0	0
2.01.04	Taxes and Contributions	26,188	0	0
2.01.04.01	Taxes Payable	26,188	0	0
2.01.05	Dividends Payable	4,469	0	0
2.01.06	Provisions	5,541	0	0
2.01.06.01	Income Tax and Social Contribution	5,541	0	0
2.01.06.02	Contingencies	0	0	0
2.01.07	Debts with Related Companies	23,465	0	0
2.01.08	Other	25,820	0	0
2.01.08.01	Exchange Agreements Advances	5,032	0	0
2.01.08.02	Accounts Payable	20,788	0	0
2.02	Noncurrent Liabilities	511,878	0	0
2.02.01	Loans and financings	461,972	0	0
2.02.01.01	Loans and financings	461,972	0	0
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Debts with Related Companies	0	0	0
2.02.05	Others	49,906	0	0
2.02.05.01	Income Tax and Social Contributions	5,429	0	0
2.02.05.02	Provisions for Contingencies	18,907	0	0
2.02.05.03	Other	25,570	0	0
2.03	Income of Future Years	32,595	0	0
2.04	Minority Interest	292,336	0	0
2.05	Shareholders' Equity	740,586	0	0
2.05.01	Paid-in-capital	794,383	0	0
2.05.01.01	Atualized Paid-in-capital	794,383	0	0
2.05.02	Capital Reserves	0	0	0
2.05.02.01	Fiscal Incentives	0	0	0
2.05.02.02	Treasury Shares Sale	0	0	0
2.05.02.03	Monetary Correction-Law 8200/91	0	0	0
2.05.03	Revaluation Reserves	0	0	0

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-C.N.P.J.
01926-7	**SUZANO PETROQUÍMICA S/A**	**04.705.090/0001-77**

2.05.03.01	Own Assets	0	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0	0
2.05.04	Profit Reserves	0	0	0
2.05.04.01	Legal	0	0	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Profits to Achieve	0	0	0
2.05.04.05	Retaining of Profits	0	0	0
2.05.04.06	Special to Non Distributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	0	0	0
2.05.05	Unappropiated Retained Earnings	(53,797)	0	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTES
COMMERCIAL, INDUSTRIAL COMPANIES AND OTHERS

Basis Period 12/31/2001
Corporation Law

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-C.N.P.J.
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

07.01 - CONSOLIDATED STATEMENTS OF THE FISCAL YEAR INCOME (In thousand of Reais-R$)

1-CODE	2-DESCRIPTION	3- FROM 09/25/2001 TO 12/31/2001	4- FROM TO	4- FROM TO
3.01	Gross Revenue of Sales and/or Services	409,699	0	0
3.02	Deduction of Gross Revenue	(96,669)	0	0
3.03	Net Sales and/or Services	313,030	0	0
3.04	Cost of Products and/or Services rendered	(250,005)	0	0
3.05	Gross Profit	63,025	0	0
3.06	Operating Expenses/Revenues	(85,235)	0	0
3.06.01	Sales Expenses	(20,005)	0	0
3.06.02	General and Administrative	(14,031)	0	0
3.06.02.01	General And Administrative	(12,894)	0	0
3.06.02.02	Directors Fees	(1,137)	0	0
3.06.03	Financial	(56,397)	0	0
3.06.03.01	Financial Revenues	4,649	0	0
3.06.03.02	Financial Expenses	(61,046)	0	0
3.06.04	Other Operating Revenues	9,538	0	0
3.06.04.01	Other (Expenses) Revenues	0	0	0
3.06.04.02	Other Operating Revenues	9,538	0	0
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Income of Shareholders' Equity	(4,340)	0	0
3.07	Operating Income	(22,210)	0	0
3.08	Nonoperating Income	(2,107)	0	0
3.08.01	Revenues	0	0	0
3.08.02	Expenses	(2,107)	0	0
3.09	Income Before Taxes And Profit Sharing	(24,317)	0	0
3.10	Provision For Income Tax And Social Contribution	(13,296)	0	0
3.11	Deferred Income Tax	0	0	0
3.12	Statutory Profit Sharing And Contribution	(1,679)	0	0
3.12.01	Profit Sharing	(1,679)	0	0
3.12.01.01	Employees	(1,679)	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest on own capital	0	0	0
3.14	Minority Interest	(7,826)	0	0
3.15	Income/Loss For The Period	(47,118)	0	0
	Number Of Shares (Without Shares In Treasury - In	221,195	0	0
	Income Per Share	0		
	Loss Per Share	(0,21302)		

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTES
COMMERCIAL, INDUSTRIAL COMPANIES AND OTHERS

Basis Period 12/31/2001
Corporation Law

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-C.N.P.J.
01926-7	**SUZANO PETROQUÍMICA S/A**	**04.705.090/0001-77**

08.01-CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (In thousand of Reais-R$)

1-CODE	2-DESCRIPTION	3- FROM 09/25/01 TO 12/31/01	4- FROM TO	5- FROM TO
4.01	Source of funds	618,009	0	0
4.01.01	Operations	(36,951)	0	0
4.01.01.01	Income/ Loss of the period	(39,292)	0	0
4.01.01.02	Val. don't repr. change in current assets	2,341	0	0
4.01.01.02.01	Depreciation, deplation and amortization	18,115	0	0
4.01.01.02.02	Book value of permanent assets disposed	1,091	0	0
4.01.01.02.03	Reversal of deferred income tax	(1,095)	0	0
4.01.01.02.04	Monetary variation of noncurrent assets and liabilities	(31,209)	0	0
4.01.01.02.05	Equity interest in subsidiaries and affiliated companies companies	4,340	0	0
4.01.01.02.06	Dividends of subsidiaries/affiliated companies	336	0	0
4.01.01.02.07	Provision for contingencies	4,476	0	0
4.01.01.02.08	Other (revenues) expenses	6,287	0	0
4.01.02	From stockholders	1	0	0
4.01.02.01	Payment-in-full of capital	1	0	0
4.01.03	From third parties	654,959	0	0
4.01.03.01	Noncurrent loans	186,241	0	0
4.01.03.02	Noncurrent loans entrance	22,181	0	0
4.01.03.03	Effect in woking capital due to the merger of Cia.Suzano SUZANO	446,458	0	0
4.01.03.04	Other	79	0	0
4.02	Applications	123,276	0	0
4.02.01	Property, plant and equipment inversions	54,610	0	0
4.02.02	Inversion in investments	955	0	0
4.02.03	Inversions in deferred	8,662	0	0
4.02.04	Noncurrent assets	33,890	0	0
4.02.05	Distribution of dividends	4,253	0	0
4.02.06	Transfer from noncurrent liabilities to current liabilities	20,886	0	0
4.02.07	Other	20	0	0
4.03	Increase/ Decrease in working capital	494,733	0	0
4.04	Changes in current assets	764,185	0	0
4.04.01	Current assets in the beginning of fiscal year	0	0	0
4.04.02	Current assets in the end of fiscal year	764,185	0	0
4.05	Changes in current liabilities	269,452	0	0
4.05.01	Current liabilities in the beginning of fiscal year	0	0	0
4.05.02	Current liabilities in the end of the fiscal Year	269,452	0	0

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-C.N.P.J.
01926-7	**SUZANO PETROQUÍMICA S/A**	**04.705.090/0001-77**

09.01 - INDEPENDENT AUDITORS' REPORT - WITHOUT EXCEPTION

The Board of Directors and Shareholders
Suzano Petroquímica S.A
São Paulo - SP

We have examined the balance sheet of Suzano Petroquímica S.A and the consolidated balance sheet of the Company and its subsidiaries for the period from September 25 (inception date) to December 31, 2001 and the related statements of income, changes in shareholders' equity and changes in financial position for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of the subsidiaries Politeno Indústria e Comércio S.A and Polipropileno Participações S.A, which statements reflect total assets constituting 19,08% and 33,10% respectively, and 26,60% and 33,64% respectively of total revenues. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the report of the other auditors.

Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management as well as the presentation of the financial statements taken as a whole.

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Suzano Petroquímica S.A and the consolidated financial position of the Company and its subsidiaries as of December 31, 2001, and the results of their operations, the changes in their shareholders' equity and changes in their financial position for the period then ended, in conformity with accounting principles derived from the Brazilian Corporation Law.

January 31, 2002 (June 6, 2002 to the notes 7, 10, 13, and 14, which contain new writing)

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Contador CRC 1SP1441128/O-2

10.01 - MANAGEMENT REPORT

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-C.N.P.J.
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

In the Relevant Fact widely released on September 26, 2001, the Board of Directors of **COMPANHIA SUZANO DE PAPEL E CELULOSE** informed the market that studies were being carried out regarding the convenience and opportunity of unifying into an independent company, organized as a publicly held company , the interest held in companies that operated in the petrochemical industry. The main objective of segregating the pulp and paper business from the interest in companies of the petrochemical sector was to achieve greater flexibility and management autonomy for each of Suzano's activities, and grant greater transparency to the conduction of business, thus allowing a better understanding on the part of the investors and the market in general, according to corporate governance principles.

In order to expedite the implementation of the decision to be made, on September 25, 2001, NemoFeffer S/A, the controlling shareholder of Companhia Suzano de Papel e Celulose, held a General Meeting and created a Company named Suzano Petroquímica S/A, in order to transfer to this company part of the assets of Companhia Suzano de Papel e Celulose represented by its interest in companies of the petrochemical industry.

Thus, in the General Meeting held on November 30, 2001, the shareholders of Companhia Suzano de Papel e Celulose approved its partial spin-off and the merger of the spun-off part of the assets by Suzano Petroquímica S/A; this merger was approved in a General Meeting on the same date, by increasing its Capital Stock to R$ 794.382.910,44, with NemoFeffer S/A holding 99.99% of its voting capital.

Once the process was concluded, the Company became the holder, through companies wholly-owned by SPP-Nemo S/A Industrial e Comercial Exportadora and Suzano Química Ltda., of the following interest in the total capital of the companies below:

Through SPP-Nemo S/A Industrial e Comercial Exportadora	
Politeno Indústria e Comércio S/A..	30.7%
Through Suzano Química Ltda.	
Polipropileno Participações S/A.	70.7%
Polibrasil Participações S/A	50.0%
Petroflex Indústria e Comércio S/A	20.1%
Rio Polímeros S/A	33.3%
Suzanopar Petroquímica Ltd.	100.0%

STRATEGIC POSITIONING

Suzano Petroquímica is implementing two important projects that will definitely place it on the forefront as one of the most important groups operating in the petrochemical field in the country, and constitute a solid basis for its continuous growth in the industry. Both the Gas-Chemical Complex in Rio de Janeiro, conducted by Rio Polímeros S/A, and the new polypropylene plant in Mauá (São Paulo) of Polibrasil Resinas S/A are extremely attractive due to their utilization of competitive raw-materials, scale production, modern process technology and a privileged location in relation to the major Brazilian consumer market, the Southeast region. These two projects are being carried out through partnerships established by the Company with important national and international petrochemical groups, aiming at the shared and optimized management of the business. After the implementation of these projects, the capacity of the affiliates of Suzano Petroquímica will have an increase of 715 thousand tons/year, reaching the manufacture of 1,865 thousand tons/year of petrochemical products.

10.01 - MANAGEMENT REPORT

The chart below shows the products and installed production capacities of the petrochemical companies that are affiliates of Suzano Petroquímica.

In thousand tons/year	POLIBRASIL (*)	POLITENO	PETROFLEX	RIO (**) POLÍMEROS	TOTAL CAPACITY
Polyethylene		340		540	880
Polypropylene	625				625
Elastomers			360		360
TOTAL	**625**	**340**	**360**	**540**	**1,865**

(*) Includes new project
(**) Project

The Management

SUBSIDIARY/AFFILIATED COMPANIES

During the year 2001, the national petrochemical industry, as well as other industrial segments, suffered the impact of the decrease in the economic activity occurred in the Country, due to the energy-saving program, the increase in the interest rates and exchange instability. According to data published by the Associação Brasileira da Indústria Química – ABIQUIM, (Brazilian Association of the Chemical Industry) between 2000 and 2001 there was a retraction in the domestic demand for thermoplastic resins, which includes polyethylene and polypropylene, among other products, each with its particular pattern of demand behavior. The thermoplastic resins produced by companies affiliated to Suzano Petroquímica are the polyethylene, by Politeno, and the polypropylene by Polibrasil Resinas. In 2001, while there was a retraction in the national demand for polyethylene, following the global trend for thermoplastic resins, there was an increase in the polypropylene demand, in comparison with the previous year. Another petrochemical segment where an affiliate of Suzano Petroquímica operates is that of synthetic rubbers, through Petroflex which also suffered a decrease in demand in 2001.

The international petrochemical market was also unfavorable to the activities of the industry, due to the high surplus of petrochemical products in the world and the decrease in demand in the main world markets. This scenario was further aggravated by the crisis in Argentina, an important business partner to Brazil, and by the terrorist attacks suffered by the USA on September 11, 2001 that extended the slowdown in the economy already experienced by that country. Within this context, the increased competitiveness of Brazilian products arising from the exchange devaluation, occurred in 2001, was not sufficient to stimulate the growth in the exports of petrochemical products in the period.

Despite this unfavorable conjuncture, the petrochemical companies affiliated to the Company engaged in a great effort to overcome the adverse scenario shown in 2001, and achieved a good performance during the period.

10.01 - MANAGEMENT REPORT

SPP-Nemo S/A Industrial e Comercial Exportadora
Politeno Indústria e Comércio S.A.

Located in Camaçari (BA) with a production capacity of 340 thousand tons/year, Politeno manufactures low density (PEBD), low density linear (PELBD) and high density (PEAD) polyethylenes used for the manufacture of bags, packaging films, containers, bottles, kitchenware and household items, in addition to the copolymer of ethylene-vinyl acetate (EVA), used for the manufacture of foam rubber for shoe soles and adhesives.

In 2001 there was very strong competition in the domestic polyethylene market, due to the weak internal demand for this resin, and the pressure of imported products caused by surplus inventories of the product worldwide. Another factor that contributed to the difficulties in the polyethylene market in 2001 was the crisis in Argentina, one of the major markets for domestic exporters of the resin, among which Politeno, that was forced to stop its exports to that country in the second semester of 2001, due to the increasing deterioration of the economic situation there. The company pursued other business alternatives that would meet its interests and, in spite of the retraction in the national demand, and all the conditions that were adverse to the accomplishment of business in the period, it managed to maintain a level of sales in 2001 equivalent to that of the previous year, without overly compromising the margins recorded for the fiscal year.

Politeno had gross sales of R$ 849,7 million in 2001 recording net income of R$ 48,4 million. The company distributed interim dividends for 2001 in the amount of R$ 15 million.

For the second consecutive year Politeno received recognition for its efforts in quality-related programs and was again shortlisted for the National Quality Prize (PNQ).

Suzano Química Ltda.
Rio Polímeros S.A.

Rio Polímeros is building the Gas-Chemical Complex of Rio de Janeiro near the Refinaria Duque de Caxias - REDUC, in the Municipality of Duque de Caxias (RJ); this comprises an ethane and propane pyrolisys unit – fractions of natural gas - to be extracted from natural gas, which will supply the polyethylene plant, with an installed production capacity of 520,000 tons/year of ethane and a high density (PEAD) low density (PEBD) and low density linear polyethylenes (PELBD) plants, with total installed manufacturing capacity of 540 thousand tons/year of polyethylenes. Its commercial operation is scheduled for the beginning of 2005 and it will be an important economic and development driver for the State of Rio de Janeiro.

The Gas-Chemical Complex of Rio de Janeiro will be a pioneer in Brazil in the use of natural gas fractions as raw material for the production of ethane, a basic product used in the petrochemical industry for the production of polyethylene, and it will be also the first integrated petrochemical project of the country having ethane and polyethylene plants located in the same area.

A total investment of US$ 1,080 billion is planned, of which US$ 650 million should come from credit facilities granted by the BNDES, by the Export-Import Bank of the United States ("US Ex-Im Bank") and from a syndicate of international commercial banks associated to the "Istituto per I Servizi Assicurativi del Commercio Estero" ("SACE"), an Italian export credit agency. The remaining US$ 430 million shall be invested by the shareholders of Suzano Química Ltda., União de Indústrias Petroquímicas S/A – Unipar, Petrobras Química S/A – Petroquisa and BNDES Participações S/A – BNDESPAR. Capital funding by the Rio Polímeros shareholders shall be proportional to their interest in the company's capital stock, which is 33.33% for Suzano Química, 33.33% for Unipar, 16.67% for Petroquisa and 16.67% for BNDESPAR.

Some of the contracts for this project have already been signed, such as: (i) the engineering, construction and erection contract with the ABB Lummus/Snamprogetti Consortium; (ii) the ethane and propane supply agreement with Petrobras; (iii) the technology licensing agreement with Unipol® for production of polyethylene with Univation Technologies; and (iv) the documents that govern the corporate relations among the Rio Polímeros shareholders.

The list of documents required for implementation of the project was complemented by the signature of two major contracts in 2001: (1) the contract for the export of polyethylenes to the American trading company Vinmar that will buy 150 thousand tons/year of polyethylenes in the four first years of operation of Rio Polímeros, and 100 thousand tons/year in the six years following. This contract is considered by foreign lenders as an important hedge mechanism for the project, since it will generate revenues in dollars; and 2) the agreement for rendering packaging and shipping services with the Belgium company Katoen Natie, with large experience in similar operations in the international and Brazilian petrochemical industry.

During 2001 the structuring of the loan package for funding the Rio Polímeros venture was completed, a significant advance for the accomplishment of this project. The contracts and agreements required for release of the funds were prepared and discussed and on October 26, 2001, the loan agreements, the documents whereby the shareholders commit themselves to provide their part in the investment, and all other documents related to the procedures for release of funds, loan amortization and financial management of Rio Polímeros for the duration of the loan were properly executed. Lenders and investors should release the first installment of the funds in February 2002.

Relying on the actual progress already obtained in the project activities, the Rio Polímeros shareholders authorized the execution of various civil engineering services and site preparation; earthmoving work has already been completed in the area were the new plants of Rio Polímeros will be located. On November 15, 2001, the ABB Lummus/Snamprogetti Consortium was authorized to actually begin execution of the project and within forty (40) months as from that date, they should deliver the manufacturing plants, already operative, to Rio Polímeros.

In addition to the engineering work and earthmoving services, all other expenditures incurred, up to the end of 2001, were borne by and paid with the shareholders own capital, representing an investment in an amount equivalent to US$ 94.2 million, of which US$ 31.4 million correspond to the amount paid by Suzano Química.

Suzano Química Ltda.

Polibrasil Participações S.A./ Polipropileno S.A./ Polibrasil Resinas S.A.

Polibrasil Resinas manufactures polypropylene resins in three industrial units located in Duque de Caxias (RJ), Mauá (SP) and Camaçari (BA), with a total installed production capacity of 450 thousand tons/year. Polypropylene is largely used to make kitchenware and household items, parts for the car-making industry and household appliances, in addition to packaging for the food, cosmetic and pharmaceutical industry. Furthermore, Polibrasil Resinas has a wholly-owned subsidiary, Polibrasil Compostos S/A, with installed production capacity of 24 thousand tons/year of polypropylene compounds, used in large scale by the car-making industry for making bumpers, internal dashboards and other items.

Among the thermoplastic resins, polypropylene was one of the few products for which there was an increase in the internal demand in 2001 compared to the year 2000. The segments that had a more significant growth in 2001 were that of packaging films for the food and tobacco industry and plastic injection for kitchenware and household items. It should be highlighted that in the segment of household items the market replaced with domestic products, the imported polypropylene items, mainly originated from the Asian countries, as a reaction to the devaluation of the Real.

In the external market, the retraction of the American economy had a domino effect on the international petrochemical industry, increasing inventories worldwide and pushing down the prices for the resin. Despite the highly competitive international market, Polibrasil was able to maintain, in 2001, a level of export sales equivalent to that of the previous year.

The gross sales of Polibrasil Resinas were R$ 908,1 million in 2001 recording net income of R$ 21,6 million.

The company is building a new polypropylene production unit in Mauá (SP), with a production capacity of 300 thousand tons/year, demanding total investments in the order of US$ 215 million; the new plant will use Spheripol® production technology owned by Basell, one of Polibrasil's shareholders, and a leading international company in the production of polypropylene. Raw material for the new plant will be supplied by Petroquímica União S.A. – PQU, and by Petrobras, from its Refinery in Capuava (RECAP), according to long-term supply

agreements already executed. For the supply of raw material from RECAP a propane splitter unit is being built in that refinery.

One of the main features of this project, in addition to its world scale production, cutting-edge technology and its location in the major consumer market of the resin, is the fact that half of the raw material is supplied by a petrochemical complex (PQU) and the other half by an oil refinery (RECAP) which places it in an unique situation regarding the safety of supply logistics, allied to economic attractiveness.

All along the year 2001, together with Tecnimont and Promon, the companies contracted to build the new plant and the splitter, Polibrasil made a considerable work effort so that the plant may have its start-up in December 2002, according to the construction schedule.

For making the total investment of US$ 215 million, loans were obtained from BNDES, in the amount of R$ 100 million, and from ABN Amro Bank and FMO, a Dutch export credit agency, in the total amount of US$ 90 million; both loans were approved on the 22nd of May, 2001. During the year 2001, Polibrasil used an amount of approximately R$ 98 million from these credit facilities for development of the engineering design of the new plant and of the splitter.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

Petroflex is the largest manufacturer of synthetic rubber in Latin-America, detaining 78% of the Brazilian market of elastomers. It has three industrial plants located in Duque de Caxias (RJ), Triunfo (RS) and Cabo (PE), with a total installed production capacity of 360 thousand tons/year. Its main product is the styrene-butadiene rubber (SBR) and its main consumers are the manufacturers of pneumatic tires, "camelbacks" (rubber bands for tire recapping) and shoe-makers. The company is increasing its array of products and its activities in other markets, such as the production of polybutadiene rubber (BR), nitrilic rubber (NBR), thermoplastic rubbers (TR), and hydroxylated liquid polybutadiene (PBLH) among other products.

In comparison with the year 2000 there was a decrease of 10% in the domestic demand for synthetic rubber in 2001 due to the same factors previously mentioned that caused the slowdown in the domestic economy during the year. Considering the relevant participation that Petroflex has in the Brazilian market, the retraction in the local demand caused a proportional decrease in the company's domestic sales in 2001. Performance of the external market during the period was not very good either, since the reduction in the economic activity of the United States resulted in a surplus of the product at world level.

Notwithstanding the decrease in the volume of the company's global sales in 2001, the devaluation of the Real contributed to improve the Revenues of Petroflex during the year, because the price of its products tend to accompany the international market where they are quoted in dollars. Thus, in 2001 Petroflex had gross sales of R$ 768,7 million, recording net income of R$ 11,0 million.

Suzano Química Ltda.
Suzanopar Petroquímica Ltd.

This is a wholly-owned offshore company, merged by the spin-off Companhia Suzano de Papel e Celulose with investments in foreign currency, which are required to meet the obligations undertaken under the construction projects of Rio Polímeros and of the new unit of Polibrasil.

EQUITY SITUATION

The main investments in the Petrochemical area were:

Allocation of R$ 31,8 million by Companhia Suzano de Papel e Celulose to Suzano Química during fiscal year 2001 until the date of the spin-off, that were directed to Rio Polímeros. After the spin-off, Suzano Petroquímica made investments through Suzano Química Ltda. of R$ 23,6 million in Polibrasil and R$ 17,2 million in Rio Polímeros.

01.01-IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3-C.N.P.J.
01926-7	**SUZANO PETROQUÍMICA S/A**	**04.705.090/0001-77**

STOCK MARKET

Since October 2001, the CVM - Comissão de Valores Mobiliários (Brazilian SEC) is analyzing the application for the registration of Suzano Petroquímica S.A. as a publicly owned company. After this registration has been granted the shareholders of Companhia Suzano de Papel e Celulose shall receive shares of Suzano Petroquímica of the same type and class, and in the same proportion of their shares in Companhia Suzano de Papel e Celulose.

NOTES TO THE FINANCIAL STATEMENTS
(in thousands of Reais - R$)
Period from September 25, 2001 (inception date) to December 31, 2001

1 - Operations

The Company was formed on September 25, 2001 for the purpose of holding equity interests in several petrochemical companies.

2 – Corporate aspects

The Management Board Meeting of November 13, 2001 approved the transfer to Suzano Petroquímica S.A. of the net assets related to the petrochemical activities resulting from the partial spin-off of Companhia Suzano Papel e Celulose. The net assets related to the petrochemical activities are comprised of direct and indirect investments in several companies operating in this industry. The valuation of the net assets was based on the carrying amounts stated in the accounting records of Companhia Suzano Papel e Celulose as at October 31, 2001 as described in the Protocol and Justification of Partial Spin-off of Companhia Suzano de Papel e Celulose dated November 13, 2001. The Extraordinary General Shareholders' Meeting of November 30, 2001 approved the incorporation of the petrochemical net assets resulting from the partial spin-off from Companhia Suzano de Papel e Celulose in accordance with the basis and conditions contained in the aforementioned Protocol and Justification.

The net assets spun-off from Companhia Suzano de Papel e Celulose as at October 31, 2001, supported by an appraisal report issued by an independent appraiser and incorporated into the Suzano Petroquímica S.A., is summarized below:

ASSETS	
Current assets	
Cash and cash equivalents	30,000
Noncurrent Assets	
Related companies	12
Loan - Polipropileno Participações S.A.	9,661
Loan - Petroflex Indústria e Comércio S.A.	22,948
Advance for future capital increase - SPP-Nemo S.A.Industrial e Comercial Exportadora	45,745
	78,366
Permanent assets	
Investments	
Suzano Química Ltda.	599,062
SPP-Nemo S.A. Industrial e Comercial Exportadora	116,689
Goodwill on SPP-Nemo S.A. Industrial e Comercial Exportadora	6,679
	722,430
Property plant and equipment	91
Total assets	830,887
LIABILITIES	
Current liabilities	
Financing investment Petroflex	9,648
Financing investment Politeno	4,201
	13,849
Noncurrent liabilities	
Financing investment Politeno	22,656
Total liabilities	36,505
RESULTING FROM THE SPIN-OFF	794,382

3 - Financial statements

The financial statements were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

Description of significant accounting policies:

Foreign Currency – All assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are included in the determination of earnings;

Marketable securities - are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;

Allowance for doubtful debts - established on a basis considered sufficient to cover possible losses on the realization of accounts receivable;

Inventories - are valued at the lower of average cost of acquisition or production, which does not exceed market value;

Investments - In subsidiaries and affiliates companies were valued using the equity method, and other investments were valued at cost, less any provisions for losses:

Property, plant and equipment - is recorded at acquisition cost, formation or construction cost plus revaluation for certain assets. Depreciation is provided using the straight-line method at rates that take into account the estimated useful lives of the assets;

Deferred charges and goodwill – are recorded at cost and are amortized over a 10 year term; goodwill to amortize is based on future economic benefits and is amortized over a 10 year period;

Income and social contribution taxes - Income tax is calculated at the rate of 25% of adjusted taxable income, less small income relief. Social contribution tax is calculated at the rate of 9% (12% in January 2000) of adjusted book income. Deferred income and social contribution taxes were calculated on accumulated tax losses, on the negative basis for social contribution tax and on temporary differences, and are classified under current assets, non-current assets and non-current liabilities;

Deferred income - refers to non-amortized discounts on acquisition of consolidated companies;

Translation method for foreign subsidiaries - the financial statements of foreign subsidiaries were translated from their domestic currency equivalent using the relevant exchange rate in effect at the balance sheet date. When applicable, accounting practices were adjusted to those of the parent company;

Recognition of inflation effects – The fixed assets and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

4 - Consolidated financial statements

The consolidated financial statements include the financial statements of Suzano Petroquimica S.A. and its direct and indirect subsidiaries, and of the subsidiaries as a group, as shown below:

	Direct and indirect subsidiaries		Joint controlled subsidiaries	
	Voting	Total	Voting	Total
Suzano Química Ltda.	100.00%	100.00%		
Suzanopar Petroquímica Ltd.	100.00%	100.00%		
Polibrasil Participações S.A.			50.00%	50.00%
Polipropileno S.A.			97.32%	96.75%
Polibrasil Resinas S.A.			100.00%	100.00%
Polibrasil Compostos S.A.			100.00%	100.00%
Norcom Compostos Termoplásticos do NE S.A.			100.00%	100.00%
Polipropileno Participações S.A.	75.21%	70.68%		
Nordeste Química S.A.- Norquisa			8.90%	10.93%
Copene-Petroquímica do Nordeste S.A.			58.41%	23.06%
Petroflex Indústria e Comércio S.A.			20.14%	20.12%
Rio Polímeros S.A.			33.33%	33.33%
SPP- Nemo S.A. Industrial e Comercial Exportadora	100.00%	100.00%		
Politeno Indústria e Comércio S.A.			35.00%	30.71%
Politeno Empreendimentos Ltda.			99.99%	99.99%
Nordeste Química S.A.- Norquisa			12.47%	11.11%

Description of main consolidation procedures:

a) Elimination of inter company assets and liabilities account balances;
b) Elimination of investment in the subsidiaries' capital, reserves and appropriated retained earnings;
c) Elimination of inter company income and expense balances and unearned income arising from inter company transactions;
d) Identification of minority interests in the consolidated financial statements;
e) For the joint ventures, the elements making up their financial statements were grouped and eliminated (if applicable) from the consolidated financial statements in proportion to the parent company's interest.

A reconciliation of the loss for the year and shareholders' equity is presented below:

	Loss for the year	shareholders' equity
Consolidated	(47,118)	740,586
Adjustments in shareholders' equity of subsidiaries/ affiliates and others	(683)	
Parent company	(47,801)	740,586

5 - Trade accounts receivable - Consolidated

Domestic customers	167,331
Foreign customers	34,300
Advance on exchange contracts	(43,162)
Allowance for doubtful debts	(12,508)
	145,961

6 - Inventories - Consolidated

Finished goods	72,863
Work-in-progress	673
Raw materials	28,873
Maintenance and miscellaneous materials	26,764
	129,173

7 - Deferred taxes

Deferred taxes were computed, mainly by subsidiaries, on temporary differences between the tax base for assets and liabilities and their respective financial statement values, tax losses carried forward and negative social contribution bases, calculated in accordance with Brazilian laws and regulations.
The main components of the deferred tax balances are presented below:

	Suzano Química Ltda.	SPP-Nemo S.A. Indl. Coml. Exp.	Norquisa/ Copene	Polibrasil Participações S.A.	Total
Tax losses carried forward	6,735	26,764	3,890	7,434	44,823
Goodwill amortization			1,764		1,764
Provision for contingencies			4,671	4,702	9,373
Pension fund			1,975		1,975
Others			174		174
	6,735	26,764	12,474	12,136	58,109

8 - Investments

	Parent company		
Subsidiaries	Suzano Química Ltda.	SPP-NEMO S.A. Indl.Coml. Exp.	Total
Base date of the financial statements	12.31.01	12.31.01	
Ownership Interest	100,00%	100,00%	
Shareholders' equity	542.345	164.925	
Investment balance at spin-off date	599.062	116.689	715.751
Subscription		45.745	
Prior year adjustments - pension fund	(5.592)	(405)	
Equity interest	(51.125)	2.896	(48.229)
December 31, 2001	542.345	164.925	707.270
Goodwill		6.679	6.679
TOTAL	542.345	171.604	713.949

	Consolidated
Investiments valued at cost	
Petroquimica União S.A.	33.385
Other	21.353
	54.738

All related party financial statements were based on December 31, 2001 balances and examined by other independent auditors.

The consolidated statements of income and of changes in financial position refer to the period between the balance sheets dates that served for the merger by spin-off of Compania Suzano de Papel e Celulose and the year end financial statements, as presented below:

	Period	
Suzano Quimica Ltda.	11.01.01	12.31.01
Polibrasil Participações S.A.	10.01.01	12.31.01
Petroflex Indústria e Comércio S.A.	10.01.01	12.31.01
Polipropileno Participações S.A.	10.01.01	12.31.01
Rio Polímeros S.A.	11.01.01	12.31.01
Suzanopar Petroquimica Ltd.	11.01.01	12.31.01
SPP-NEMO S.A. Indl. Coml. Exportadora	11.01.01	12.31.01
Politeno Indústria e Comércio S.A.	10.01.01	12.31.01

For a better presentation of direct controlled subsidiaries Suzano Química S.A and SPP-NEMO S.A. Industrial e Comercial Exportadora, the changes of these investments and the financial statements of the related companies for the last 2 years, are presented below:

Statements of investments in subsidiaries

	SUZANO QUIMICA LTDA.					SPP NEMO S.A Indl. Coml. Exp.
	Polibrasil Partic. S.A.	**Petroflex Indústria e Comércio S.A.**	**Polipropileno Participações S.A.**	**Rio Polímeros S.A.**	**Suzanopar Petroq. Ltd.**	**Politeno Indústria e Comércio S.A.**
a) Ownership interest						
December 31, 2000						
voting capital	50,00%	20,14%	75,21%			35,00%
total capital	50,00%	20,12%	70,68%			30,71%
December 31, 2001						
voting capital	50,00%	20,14%	75,21%	33,33%	100,00%	35,00%
total capital	50,00%	20,12%	70,68%	33,33%	100,00%	30,71%
b) Information on subsidiaries/affiliates						
Adjusted shareholders' equity	282.269	101.215	35.688		290.187	381.892
Adjusted results for the period	16.724	10.979	(5.156)		237	47.240
c) Investments						
January 1st, 2000	108.903	26.336	28.260			
Purchase and subscriptions				17.544		114.233
Discount (goodwill)						15.695
Dividends						(6.997)
Equity interest	15.317	(3.320)	3.221			3.472
December 31, 2000	124.220	23.016	31.481	17.544	-	126.403
Purchase and subscriptions	9.796			49.002	378.994	
Investment Reduction					(35.180)	
Dividends						(13.232)
Prior Year Adjustments		(4.787)	(804)			(405)
Equity interest	7.118	2.135	(5.451)		(53.527)	21.484
December 31, 2001	141.134	20.364	25.226	66.546	290.287	134.250

Stock Market Price at BOVESPA (in thousand shares)	Polibrasil	Petroflex	Polipropileno	Rio Polímeros	Suzanopar	Politeno
31/12/2001 - PNA		100,00				
26/12/2001 - PN			1,30			
06/07/2001 - ON						4,00
26/12/2001 - PNA						10,50
28/12/2001 - PNB						7,05

The balance sheets and statements of income of the main subsidiaries and affiliates are shown below:

	Polibrasil Participações		Petroflex		Polipropileno Participações		Rio Polímeros	Politeno		Suzanopar Petroquímica Ltd.	
	consolidated		consolidated		consolidated		pré-operational	consolidated			
	2001	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**
Assets											
Current assets	269.113	205.688	213.218	228.122	135.821	137.006	30.029	12.438	394.623	361.180	290.319
Cash and cash equivalents	36.920	52.478	60.420	139.488	42.939	80.753	27.428	11.865	67.832	129.296	290.152
Trade accounts receivable	95.181	66.359	64.528	(7.780)	31.290	25.314			159.173	137.631	
Inventories	104.214	66.798	74.422	76.522	32.044	17.857			88.414	52.364	
Deferred taxes	24.648	14.806	9.014	16.516	24.555	5.334	2.595		67.830	29.304	
Other assets	8.150	5.247	4.834	3.376	4.993	7.748	6	573	11.374	12.585	167
Noncurrent assets	21.326	19.211	10.387	17.500	41.046	33.869	987	2.899	56.741	50.899	
Related companies					9.755	4.864			9.918	4.812	
Deferred taxes	21.085	18.970	5.068	8.571	18.080	16.099			19.635	17.621	
Other assets	241	241	5.319	8.929	13.211	12.906	987	2.899	27.188	28.466	
Permanent assets	381.964	298.435	288.551	285.607	434.388	245.733	217.017	37.605	585.412	407.839	
Investments	83.845	86.198	4.398	4.472	12.555	11.364			18.594	17.378	
Property, plant and equipment	222.188	141.218	284.153	280.669	262.013	215.224	153.041	13.637	400.873	362.102	
Deferred charges	75.931	71.019		466	159.820	19.145	63.976	23.968	165.945	28.359	
Total	672.403	523.334	512.156	531.229	611.255	416.608	248.033	52.942	1.036.776	819.918	290.31
Liabilities and shareholders'equity											
Current liabilities	112.774	103.549	160.230	193.762	105.599	58.510	36.869	310	155.485	122.492	3
Loans	38.142	46.028	87.675	138.138	49.720	39.649			62.139	45.758	
Other liabilities	74.632	57.521	72.555	55.624	55.879	18.861	36.869	310	93.346	76.734	32
Noncurrent liabilities	241.894	136.568	250.711	223.070	262.514	118.073	11.525		275.363	139.594	
Loans	186.953	108.426	109.880	120.975	237.571	102.927			253.240	122.473	
Other liabilities	54.941	28.142	140.831	102.095	24.943	15.146	11.525		22.123	17.121	
Deferred income	25.165	25.165			1.798	2.224			1.828	2.261	
Minority interests	10.301	9.612			205.656	193.263			209.099	196.499	
Shareholders' equity	282.269	248.440	101.215	114.397	35.688	44.538	199.639	52.632	395.001	359.072	290.287
Total	672.403	523.334	512.156	531.229	611.255	416.608	248.033	52.942	1.036.776	819.918	290.319

Statements of income									
Net sales and services	714.674	649.037	654.678	572.327	359.955	316.696	983.860	928.013	
Cost of products sold	(598.671)	(527.389)	(539.945)	(490.522)	(303.273)	(257.630)	(783.882)	(720.334)	
Gross profit	116.003	121.648	114.733	81.805	56.682	59.066	199.978	207.679	
Operating expenses	(64.259)	(52.015)	(37.113)	(49.964)	(20.949)	(17.337)	(78.921)	(57.404)	(33)
Financial - net	(26.127)	(20.968)	(61.866)	(48.452)	(39.476)	(10.411)	(43.687)	(13.736)	270
Equity interest in affiliates					504	(471)	513	(883)	
Operating income (loss)	25.617	48.665	15.754	(16.611)	(3.239)	30.847	77.883	135.656	237
Nonoperating income (expense)	134	(40)	1.936	(2.447)	(1.283)	37	(1.291)	(2.773)	
Income tax	(8.466)	(17.381)	(5.419)		(2.020)	(8.013)	(27.366)	(41.382)	
Employee profit sharing scheme			(1.292)		(172)	(1.005)	(3.571)	(3.486)	
Minority interest	(561)	(1.073)			1.558	(19.839)	1.584	(19.316)	
Net income (loss) for the year	16.724	30.171	10.979	(19.058)	(5.156)	2.027	47.239	68.699	237

Related companies

Parent company

	Assets		
	Current	Noncurrent	
	Other debtors	loans	Advance for future capital increase
With consolidated companies:			
Suzano Química Ltda.		12	15,520
Polipropileno Participações S.A.		12,359	
Petroflex Indústria e Comércio S.A.		23,658	
total		36,029	15,520
With non-consolidated companies:			
Cia. Suzano de Papel e Celulose (1)	284		
TOTAL	284	36,029	15,520

(1) The amount is related to the cash balance transferred in the spin-off Cia Suzano de Papel e Celulose.

Principal loans made to affiliated companies

Polipropileno Participações S.A. - R$ 12,359 – interest of 1% at month + IGPM.

Petroflex Indústria e Comércio S.A. - R$ 23,658 – interest equal to 110% of the interbank deposit rate (CDI/CETIP).

Consolidated

	Assets		Liabilities
	Current	Noncurrent	Current
	Trade accounts receivable	Loans	Accounts payable
Parent company with non-consolidated companies	284		
Non-consolidated portion of afilliates			
Petroflex Indústria e Comércio S.A.		14,138	
Related parties in consolidated of afilliates		13,126	23,465
TOTAL	284	27,264	23,465

9 - Property, plant and equipment

	Average annual depreciation rate	Consolidated	Parent company
Buildings	3.3% a 4%	100,334	
Machinery and equipment	3.33% a 20%	758,940	
Other fixed assets	10% a 20%	21,039	91
		880,313	91
Accumulated depreciation		(470,704)	(2)
		409,609	89
Construction-in-progress		164,884	
Land		19,865	
Other fixed assets		23,266	
		617,624	89

10 – Deferred charges – Consolidated

	Technology	Pre-operating expenses	Goodwill	Other	Amorti-zation	Total
Polibrasil Participações S.A.	43,657	32,808	7,057	1,939	(40,438)	45,023
Polipropileno Participações S.A.		135,685	135,859		(111,724)	159,820
Politeno Indústria e Comércio S.A.		66,555	46,947		(57,102)	56,400
Rio Polímeros S.A.		21,325				21,325
Suzano Petroquímica S.A.			6,679			6,679
	43,657	256,373	196,542	1,939	(209,264)	289,247

11 – Loans

	Consolidated	Parent company		
	total	Current	Noncurrent	total
Investment financing	36,960	14,212	22,748	36,960
BNDES	24,451			
FINAME	2,011			
Debentures	89,845			
Foreign currency loans	265,187			
Other	165,279			
	583,733	14,212	22,748	36,960
Current assets	121,761	14,212		
Noncurrent assets	461,972		22,748	

The Company's principal loans and financing were contracted under the following terms and conditions:

R$ 9,849 relating to the purchase of privatization shares of Petroflex Indústria e Comércio S.A. accrues interest at 4.5% p.a. plus indexation according to the IGP-M (General Market Price Index), amortized in semi annual installments, maturing in 2002;
R$ 27,111 relating to the purchase of privatization shares of Politeno Indústria e Comércio S.A. accrues interest at 6.5% p.a. plus indexation according to the TR (Reference Rate) amortized in semi annual installments, maturing in 2006.

In addition to the parent company's liabilities, the principal loans and financing reported in the consolidated statements include loans and financing obtained by the following companies:

POLIBRASIL PARTICIPAÇÕES S.A./ POLIPROPILENO S.A./ POLIBRASIL RESINAS S.A.

Banco do Brasil – R$ 25,756 – Privatization program, IGPM + 6.5% p.a. – amortized in semi annual installments, maturing in 2006.

Financiamento (Spheripol/Splitter) – R$ 49,061 – resources obtained from BNDES (R$ 100 million) –TJLP + 5% p.a. and from FMO (Holland Development Bank) (US$ 90 milhões) – Libor + 4.2%p.a.

Baselltech USA Inc. – R$ 25,554 – supply of technology, exchange variation plus interest of 8% p.a., falling due in 2007.

Import financing - R$10,165 - Foreign exchange variation plus interest of 6.5% to 7.5% p.a.

POLITENO INDÚSTRIA E COMÉRCIO S.A./ NORQUISA/COPENE

Foreign currency – R$ 49,456 – variable interest rate from 0.3% to 4.85% p.a. over LIBOR or fixed interest rate of 3.25% to 10.875% p.a.

Local currency – BNDES - R$ 24,451 – interest from 3% to 11% p.a.;

Foreign securities – Eurobonds – R$ 13,146 – foreign exchange variation + interest of 9% p.a.

Debentures – R$ 18,880 – 1st series – interest rate of 110% of CDI amortized in semi annual installments begining at April, 2002 – 2nd series- IGPM + 13.25% p.a. interest with annual installments beginning at October, 2002. Both series mature by October 1st, 2006.

PETROFLEX INDÚSTRIA E COMÉRCIO S.A.

Local currency – R$ 9,132 – interest from10.6% to 13.3% p.a.

Advances on exchange contracts – R$ 14,285 – foreign exchange variation + 5.9% p.a.

Debentures

Foreign currency – R$ 3,528 – LIBOR plus interest of 1.5% p.a. maturing in 2004

Local currency – R$ 12,801 – CDI + 1% p.a. maturing in 4 quarterly installments beginning March, 01, 2002.

POLIPROPILENO PARTICIPAÇÕES S.A. / NORQUISA / COPENE

Local currency – R$ 67,768 - fixed interest rate from 3% to 11% p.a. + price level restated.

Foreign currency – R$ 126,830 – variable interest rate from 0.625% to 4.85% p.a. over LIBOR and fixed interest rate from 7.91% to 10.875% p.a.;

Foreign securities – Eurobonds – R$ 38,043 – foreign exchange variation + interest of 9% p.a.

Debentures – R$ 54,636 – 1st series –110% of CDI interest with semi annual installments beggining April, 2002 – 2nd series- IGPM + 13.25% p.a. income with annual installments beginning October, 2002. Both series mature by October 1st, 2006.

Non-current financing and loans mature as follows:

		Consolidated	Parent Company
2003		78,299	5,687
2004		81,796	5,687
2005		70,826	5,687
2006	onwards	231,051	5,687
		461,972	22,748

12 – Shareholders' equity

Capital comprises 221.195.380 shares without par value, 97.375.446 common shares with voting rights and 123.819.934 preferred shares with no voting rights.
Until the registration as a public held company at the Securities and Exchange Commission (CVM) is obtained, the company's shares are traded together with the shares of Companhia Suzano de Papel e Celulose. Each share of Companhia Suzano de Papel e Celulose entitles the owner of receiving one share of the same type.

The Company's by-law establish a minimum dividend of 25%, calculated on adjusted net income for the year and the formation of a special reserve for the future increase in capital, amounting to 90% of the remaining value after the appropriation to the legal reserve and allocation of dividends, with the result of adequately securing operations and guaranteeing the continued distribution of dividends.

13 – PRIOR YEARS ADJUSTMENTS – Pension Plan (CVM 371)

As required by Deliberation CVM n° 371, that approved Ibracon's NPC 26 – "accounting of employees benefits", the joint venture sponsor by Petrobras Social Security Fund – PETROS – have chosen to record on the year ending 2001 the actuarial deficit of the pension plan on accumulated losses denominated "Prior Year Adjustment – Pension Plan".

14 - Financial instruments

The estimated market value of financial instruments included in the balance sheets at December 31, 2000 and what they represent differently in the financial statements are as follows:

Parent company and consolidated

	Account balance	Market value
Loans and financing:		
in local currency	36,960	33,025

By December 31, 2001, Copene had swap contracts on the amount of US$ 92 million maturing between October 28 and December 23, 2001, with the objective of reducing the impact of eventual national currency devaluation over liabilities and obligations in dollars.

15 – Insurance coverage

It is the policy of the Company and its subsidiaries to maintain sufficient insurance coverage on fixed assets and inventories subject to risk, according to the advice of their insurance consultants.

16 – Contingent Liabilities

Guarantees provided by the Company to its subsidiaries as at December 31, 2001, due to the spin off of Companhia Suzano de Papel e Celulose, are as follows (in process of regularization).

Petroflex Indústria e Comércio S.A.	
BNDES	11,638
Banco do Brasil - privatization Coperbo	3,326
	14,964
Politeno Indústria e Comércio S.A.	
IFC - plant modernization	4,758
Polibrasil Resinas S.A.	
Credit Line FMO	36,025
BNDES	13,038
	49,063
sub- total	68,785

Guarantees provided by Suzano Petroquimica, after the spin-off.

Rio Polímeros S.A.	
Banco do Brasil	55,607
Total	124,392

03 FEB 25 AM 7:21

FILE N°. 82-34667

SUZANO. PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. No. 04.705.090/0001-77

NIRE No. 35 300187865

SUMMARY OF THE MINUTES OF THE

BOARD OF DIRECTORS MEETING

Held on July 25, at 2:00 p.m.

Decisions made at the Board of Directors Meeting:

Approved the attached "Disclosure Policy of Relevant Act or Fact", according to the CVM Instruction n°. 358, of January 03, 2002.

DISCLOSURE POLICY OF RELEVANT ACT OR FACT

This policy establishes the criteria and procedure for disclosure of Relevant Act or Fact of the Company, pursuant to the applicable legislation.

I - DEFINITIONS APPLICABLE TO THE DISCLOSURE POLICY OF RELEVANT ACT OR FACT

Relevant Act Or Fact– Any controlling shareholder decision or resolution of the General Meeting or of the Board of Directors of the Company or any other act or fact of policy-administrative, technical, business, or economic-financial nature that has occurred or is related to Company business, which might have a material impact on: (i) stock market prices; (ii) in investors decision to exercise any rights inherent to shareholders; or (iii) in the decision of investors to exercise any rights inherent to owners of Company-issued securities or related thereto .

Stock Exchanges – São Paulo Stock Exchange– BOVESPA and any other stock exchanges or organized markets in which the Company has shares listed for trading, in Brazil or abroad.

Company – Suzano Petroquímica S.A.

CVM – Brazilian Securities and Exchange Commission

Investor Relations Officer – The Company officer designated to exercise the duties set forth in CVM regulations and also the person responsible for the enforcement and fulfillment of this policy.

Related Parties – 1. Parties that maintain the ties mentioned below, with officers, members of the Board of Directors and of the Audit Committee, should this be the case, and persons from any body with technical and advisory functions in the Company: (i) spouse when not legally separated; (ii) companion; and (iii) any dependent included in the joint yearly income tax return; 2. companies controlled directly or indirectly by the Company.

Adhesion Instrument – Formal instrument of adhesion to the regulations and procedures established in the Disclosure Policy of Relevant Act or Fact of the Company, signed by the controlling shareholders of the Company, its officers, members of the Board of Directors, the Audit Committee, and bodies with technical or advisory functions, created in accordance with the Bylaws, managers, and employees of the Company, who, by reason of their position or function in the Company, its holding company, its controlled or associated companies, have privileged access to information related to the Relevant Act or Fact before disclosure to the market (Annex I).

Securities– Company-issued securities, such as: shares, debentures, subscription bonus, receipts and subscription rights, promissory notes, Put or Call Options, or any other security or collective investment contract, or related thereto, which, are legally considered as securities.

II – SCOPE AND ADHESION

II.1 – This Policy shall be complied with by controlling shareholders, officers, members of the Board of Directors and the Audit Committee, and of any technical or advisory body created according to the bylaws, or by anyone who, by reason of their function or position in the Company, its holding company or associated companies, has privileged access to information related to the Relevant Act or Fact before its communication or disclosure to the market.

II.2 – All the parties mentioned in the preceding item shall sign the Instrument of Adhesion to this Relevant Act or Fact Disclosure Policy ; the Company shall maintain in its headquarters the list of the parties that signed the Instrument of Adhesion; said list shall include their qualifications, positions or functions, addresses and their Corporate or Individual Taxpayer No. with the Ministry of Finance, updating such when necessary.

II.3 – Any doubts about the provisions of this Relevant Act or Fact Disclosure Policy, the regulations applicable and/or about the need to disclose or not specific information to the investor public must be cleared with the Company Investor Relations Officer.

III – DUTIES AND RESPONSIBILITIES

III.1 – It is incumbent upon the Investor Relations Officer to:

a) disclose and communicate to the CVM and, should this be the case, the stock exchange and organized over-the-counter market entities, in which Company-issued securities are listed for trading, any relevant act or fact that occurs or is related to Company business;
b) supervise the ample and immediate dissemination of the relevant act or fact disclosed or communicated, simultaneously in all the markets in which said securities are accepted for trading;
c) disclose to the market, simultaneously, any relevant act or fact to be announced by any means of communication, including information to the press, at trade and professional meetings, investors and analysts or opinion-makers, in the country or abroad;
d) question the parties having access to the relevant act or fact in order to check if they have knowledge of any information that should be disclosed to the market, if atypical oscillation occur in quotations, price, or traded quantity of Company-issued securities or related to them, or in case additional clarification needs to be given to the CVM, Stock Exchanges, or to organized over-the-counter market entities;
e) whenever possible, disclose the relevant act or fact, before the beginning or after the closing of trading. If it is imperative that the disclosure occurs during trading hours, the Investor Relations Officer may, when communicating the relevant act or fact, request, always simultaneously, the Stock Exchanges and organized over-the-counter market entities, national and foreign, to suspend the trading of Company-issued securities, or related to them, for the time necessary for full disclosure of relevant information;
f) immediately disclose any relevant act or fact that has, exceptionally, not been disclosed because in the opinion of the controlling shareholders or directors its disclosure would put legitimate Company interest at risk, should the information slip from control or on occurrence of an atypical oscillation in the quotation, price, or quantity of Company-issued securities.

III.2 - It is incumbent upon the Controlling shareholders, officers, Members of the Board of Directors and Audit Committee to:

a) inform the Investor Relations Officer of any relevant act or fact of which they have knowledge;
b) immediately inform the CVM and Stock Exchanges of any relevant act or fact of which they have personal knowledge, should they note that the Investor Relations Officer has neglected to fulfill his duty to communicate and disclose, including in the case of letter "f" of item III.1 above;
c) maintain confidential the information relative to the relevant act or fact, to which they have privileged access due to their position in the Company, until the information is disclosed to the market, as well as make every effort to ensure that subordinates and trusted third parties do the same and accept joint responsibility with them should this not be complied with;
d) inform the Investor Relations Officer, beforehand, of the content of any interview or declaration to the press that involves the Company and might constitute a relevant act or fact.

III.3 – Company employees in general and those of its subsidiaries and associated companies shall maintain confidential the information related to the relevant act or fact to which they have privileged access due to their position or function, until its disclosure to the market, as well as make every effort to ensure that subordinates and trusted third parties do the same and accept joint responsibility with them should this not be complied with. Company employees are prohibited from giving interviews or making declarations to the press involving any relevant act or fact of the Company, unless previously authorized to do so by the Officer of Investor Relations.

IV – MANNER OF DISCLOSING A RELEVANT ACT OR FACT

IV.1 - Communication of a relevant act or fact to the CVM, the stock exchanges, and the market in general should be immediate, by means of a document written clearly and precisely, in language accessible to the investor public.

IV.2 - The relevant act or fact shall be disclosed to the investor public by means of an announcement published in the newspapers used by the

Company; the announcement may contain a brief description of the relevant act or fact, provided that it gives the Internet address where the complete description of the relevant act or fact is available, with content at least identical to the text sent to the CVM and Stock Exchanges.

IV.3 – Whenever the relevant act or fact is broadcasted by any means of communication, including information to the press or at trade and professional associations meetings, investors, analysts or formers of opinion, in the country or abroad, this disclosure to the CVM, stock exchanges, and investor public shall be simultaneous.

IV.4 – The persons that signed the Instrument of Adhesion and come to learn of the relevant act or fact shall inform the Investor Relations Officer immediately; this officer should see to its release but, if this is not done, they shall provide for the CVM and Stock Exchanges to be directly informed .

IV.5 – The relevant act or fact shall be disclosed, preferably, before the opening or after the closing of stock market trading floors or of organized over-the-counter market entities; Brazilian trading floor hours shall prevail, in the case of trading time incompatibility in markets in different countries.

Should it be imperative that the relevant act or fact disclosure take place during trading hours, the Investor Relations Officer may, on informing of the relevant act or fact, request of the national and foreign stock exchanges, always simultaneously, to suspend the trading of the Securities, or papers related to them, for the time necessary for proper dissemination of relevant information. This suspension of trading shall not take place in Brazil while the exchange or organized over-the-counter market of another country in which the securities are traded is still functioning, and while trading in those securities by said exchange or organized over-the-counter entity is not suspended.

IV.6 – The Acts or Relevant Facts may not be disclosed if in the opinion of controlling shareholders or of the Directors their disclosure may put legitimate interest of the Company at risk.

IV.7 – The Company may decide to submit to CVM examination the need not to disclose to the investor public the relevant act or fact that might put legitimate Company interest at risk.

IV.8 – Should the relevant act or fact kept confidential slip from the control of the controlling shareholder or Directors, or should atypical oscillation occur in quotation, price, or quantity traded on the stock exchanges, the parties mentioned must, directly or through the Investor Relations Officer, ensure that the relevant information be communicated to the CVM, stock exchanges, and the investor public.

IV.9 – **Investor Relations**

Investors and market analysts shall be always attended by the Investor Relations Officer and/or by a representative of this department; at the discretion of the Investor Relations Officer, these persons may also be accompanied by other officers of the Company.

The information already released to the market and that is requested again for meetings or presentations to investors and/or market analysts, but that is not available at that moment, shall be sent later to said persons.

IV.10 – **Relationship with Strategic Partners**

When it is necessary to exchange, with strategic partners, relevant information not publicly disclosed, this exchange shall always be accompanied by the signature of a confidentiality agreement. Should any of this information be inadvertently disclosed to any third party, by any of the parties to the confidentiality agreement, the Investor Relations Officer shall immediately provide ample release of the information to the market with the same content.

V – DISCLOSURE ON TRADING OF COMPANY-ISSUED SECURITIES

V.1 –Members of the Board of Directors and Audit Committee, officers and any bodies with technical or advisory functions created in accordance with the Bylaws, are under the obligation to inform CVM and the Company and, should this be the case, the Stock Exchange and the organized over-the-counter entity in which the securities are accepted for trading, about the quantity, characteristics, and manner of acquisition of the securities of its issuance, and of controlled or controlling companies that are publicly held companies or related thereto, of which they are owners, as well as changes in their positions.

V.1.1 – The communication shall be sent to the Investor Relations Officer of the Company and, by him, to the CVM, the stock exchanges, and the organized over-the-counter market entity, in which the securities are listed for trading.

V.1..2 – The communication shall be made immediately after their investiture, and within a maximum of 10 (ten) days after the end of the month in which the change in positions held by them is verified, indicating the balance of the position during the period.

V.1.3 – Individuals mentioned herein shall also indicate the securities that are the property of Related Parties.

V.2 – Persons within the scope of this policy, as well as the Company, are prohibited from trading Company-issued securities prior to disclosure to the market of the Relevant Act or Fact.

V.3 – The prohibition referred to above also applies to officers that left the Company before public announcement of business or fact initiated during their office term, and shall extend to the time of six months after their leaving the Company.

V.4 – The prohibition shall also prevail whenever the purchase or sale of company-issued shares is in progress, whether by the Company itself, its subsidiaries, associated companies, or other company under common control, or if an option or order for the same purpose is granted, as well as if the intention exists to promote the amalgamation, spin-off, merger, company transformation or corporate restructuring.

V.5 – Trading in Company-issued securities is also prohibited to the parties within the scope of this policy and the Company, during the following periods:

a) fifteen (15) days prior to the disclosure of Company third quarter (ITR) results;
b) fifteen (15) days prior to the disclosure of Company results for the year (DFP and IAN).

VI – DISCLOSURE OF INFORMATION ABOUT THE PURCHASE AND SALE OF MATERIAL EQUITY INTEREST AND ABOUT

NEGOTIATIONS OF CONTROLLING AND MAJOR SHAREHOLDERS

The direct or indirect controlling shareholders, and the shareholders that elected the members of the Board of Directors or of the Audit Committee, as well as any individual or legal entity, or group of persons, acting jointly or representing one and the same interest, that acquire a direct or indirect equity interest, corresponding to five percent (5%) or more of a type or class of shares representing Company capital, shall send to the Company, CVM, and to the stock exchanges in which the securities are listed for trading a communication drawn up according to Annex I.

Equally required is the release of the same information to the person or group of persons representing one and the same interest, holder of equity interest equal to or more than five percent (5%) of the type or class of shares representative of Company capital stock.

The same duties also extend to the purchase of any rights to the shares and other securities.

Communication to the Company, CVM, and stock exchanges shall be made immediately after acquisition of the share interest as mentioned above.

Direct or indirect controlling shareholders and shareholders that elected the members of the Board of Directors or of the Audit Committee, as well as any individual or legal entity, or group of persons, acting jointly or representing one and the same interest shall also inform of the sale or extinction of shares or other securities, or of rights inherent thereto, each time when said sale or extinction reaches the percentage of five percent (5%)

The CVM may dispense with the disclosure to the press covered hereunder, due to the degree of pulverization of the Company shares on the market and upon purchaser declaration that his/its purchases do not have the purpose of changing the controlling or administrative structure of the Company, provided assurance of proper publicity through communication means deemed satisfactory by the CVM.

VII – ADHESION TO RELEVANT ACT OR FACT POLICY DISCLOSURE

Company shall take measures to obtain formal adhesion of the parties that should submit to this Policy of Disclosure of Relevant Act or Fact, pursuant to that set forth in Annex I.

VIII – INFORMATION TO THE COMPANY

All the information referred to in this instrument, which shall be sent to the Company, as well as any clarification on the subject requested to the Company, should be sent to the Investor Relations Office: Adhemar Magon, Av. Brigadeiro Faria Lima, 1355, 9o. andar. Phone: 3037-9060; Fax: 3814-8326; e-mail: amagon@suzano.com.br.

IX – VALIDITY

The regulations set forth in this Policy enter into effect on the date of their approval by the Board of Directors and shall be in effect for an indefinite period, when not amended by resolution of the Board of Directors. Any amendment to this Instrument shall be communicated to the CVM and to the stock exchanges; said communication shall be accompanied by a copy of the resolution of the Board of Directors that approved the amendment. In no case whatsoever may this Policy be amended while disclosure of the Relevant Act or Fact is pending.

FILE Nº 82-34667

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) **CORPORATION LAW**
QUARTERLY INFORMATION **Base Period 09/30/2002**
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

The Register in CVM does not mean any examination on the company, being its managers responsible by truthfulness of these information.

03 FEB 25 AM 7:21

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9060	3037-9061	3037-9070	

11-AREA CODE	12-FAX	13-FAX	14-FAX	
011	3814-8326	3037-9076		

15-E-MAIL
amagon@suzano.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for Correspondence to Company)

1-NAME
Adhemar Magon

2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6-UF
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9060	3037-9061	3037-9070	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3814-8326	3037-9076	

16-E-Mail
amagon@suzano.com.br

01.04 – REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2002	12/31/2002	3	01/07/2002	9/30/2002	2	04/01/2002	06/30/2002

9- AUDITOR NAME	10 –CVM CODE
KPMG – Auditores Independentes	00063-9
11 – NAME OF THE RESPONSABLE THECHNICIAN	12 – GTR RESPONSABLE THECHNICIAN
José Luiz Ribeiro de Carvalho	007.769.948-32

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) **CORPORATION LAW**
QUARTERLY INFORMATION **Base Period – 09/30/2002**
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 09/30/2002	2-PRIOR QUARTER 06/30/2002	3-SAME QUARTER OF LAST YEAR - 09/30/2001
PAID CAPITAL			
COMMON	97,375	97,375	0
PREFERRED	123,820	127,820	0
TOTAL	221,195	221,195	0
TREASURY SHARES			
COMMON	0	0	0
PREFERRED	0	0	0
TOTAL	0	0	0

01.06-COMPANY'S CHARACTERISTICS

1-TYPE OF COMPANY: COMMERCIAL AND INDUSTRIAL COMPANY AND OTHERS
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL PRIVATE NATIONAL
4-ACTIVITY CODE 1170000 - PARTICIPATION AND ANY CORPORATION
5-MAIN ACTIVITY PARTICIPATION AS A PARTNER OF ANY CORPORATION
6-CONSOLIDATED (YES/NO) NO
7-TYPE OF ACCOUNTANTS' REVIEW REPORT WITHOUT EXCEPTION

01.07 - SUBSIDIARIES IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-NAME

01.08 - DIVIDENDS DETERMINED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-REVENUE	5-DATE OF PAYMENT	6-SHARE' TYPE	7-VALUE OF REVENUE PER SHARE

01.09 - PAD-IN CAPITAL STOCK AND ALTERATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF ALTERATION	3-CAPITAL STOCK (In R$ THOUSANDS)	4-VALUE OF ALTERATION (In R$ THOUSANDS)	5-.ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
11/01/2002	

(1) EOGM – Extraordinary and Ordinary General Meetings
(A FREE TRANSLATION OF THE ORIGINAL FORMS IN PORTUGUESE SUBMITTED TO CVM WHICH HAD SOME FIGURES IN THE BALANCE SHEET ONDENSED).

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period – 09/30/2002
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 09/30/2002	4- 06/30/2002
1	TOTAL ASSETS	918,845	816,827
1.01	CURRENT ASSETS	4,129	9,637
1.01.01	AVAILABILITIES	3,205	9,123
1.01.01.01	CASH AND CASH EQUIVALENTS	8	5
1.01.01.02	MARKETABLE SECURITIES	3,242	9,123
1.01.02	DEBTORS	7	0
1.01.02.01	BILLS RECEIVABLE	7	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHERS	872	514
1.01.04.01	DEFERRED TAX AND RECOVERABLE	872	514
1.02	LONG TERM ASSETS	44,290	41,460
1.02.01	ACCOUNTS RECEIVABLE	0	0
1.02.02	LOANS WITH RELATED COMPANIES	44,290	41,460
1.02.02.01	LOANS WITH AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS WITH SUBSIDIARIES	23,887	19,696
1.02.02.03	LOANS WITH OTHER RELATED COMPANIES	20,403	21,764
1.02.03	OTHERS	0	0
1.03	PERMANENT ASSETS	864,147	765,730
1.03.01	INVESTMENTS	713,974	765,629
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	150,173	759,284
1.03.01.02.01	SUZANO QUÍMICA LTDA.	6,178	609,909
1.03.01.02.02	SPP-NEMO S/A INDL. E COML. EXP.	6,178	149,375
1.03.01.03	OTHER INVESTMENTS	101	6,345
1.03.01.03.01	UNAMORTIZED GOODWILL (DISCOUNT)	101	6,345
1.03.02	PROPERTY,PLANT AND EQUIPMENT	101	101
1.03.02.01	OTHER ASSETS	101	101
1.03.03	DEFERRED	0	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period – 09/30/2002
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 09/0/2002	4- 06/30/2002
2	TOTAL LIABILITIES	918,845	816,827
2.01	CURRENT LIABILITIES	6,377	5,671
2.01.01	LOANS AND FINANCINGS	5,921	5,375
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES, RATES AND CONTRIBUTIONS	83	16
2.01.04.01	TAXES PAYABLE	83	16
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	0	0
2.01.06.01	INCOME TAX AND SOCIAL CONTRIBUTION	0	0
2.01.07	DEBTS WITH RELATED COMPANIES	0	1
2.01.07.01	RELATED COMPANIES	0	1
2.01.08	OTHERS	373	279
2.01.08.01	REMUNERATION AND BURDENS PAYABLE	356	267
2.01.08.02	ACCOUNTS PAYABLE	17	12
2.02	LONG TERM LIABILITIES	17,392	20,143
2.02.01	LOANS AND FINANCINGS	17,392	20,143
2.02.01.01	LOANS AND FINANCINGS	17,392	20,143
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	LOANS FROM RELATED COMPANIES	0	0
2.02.05	OTHERS	0	0
2.03	FUTURE ACCOUNTING PERIODS RESULTS	0	0
2.05	SHAREHOLDERS' EQUITY	895,076	791,013
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.01.01	ATUALIZED PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID./AFFIL. COMPANIES	0	0
2.05.04	REVENUE RESERVES	0	0
2.05.04.01	LEGAL RESERVE	0	0
2.05.04.02	RESERVE REQUIRED BY COMPANY BYLAWS	0	0
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	PROFIT TO ACHIEVE	0	0
2.05.04.05	RETAINING OF PROFIT	0	0
2.05.04.06	SPECIAL TO NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	ACCUMULATED LOSS	100,693	(3,370)

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period – 09/30/2002
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF INCOME QUARTERLY (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2002 TO 09/30/2002	4- FROM 01/01/2002 TO 09/30/2002	5- FROM 07/01/2001 TO 09/30/2001	6- FROM 01/01/2001 TO 09/30/2001
3.01	GROSS REVENUE OF SALES AND/ OR SERVICES	0	0		
3.02	DEDUCTION OF GROSS REVENUE	0	0		
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0		
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0		
3.05	GROSS PROFIT	0	0		
3.06	OPERATING EXPENSES/REVENUES	104,326	155,089		
3.06.01	SALES EXPENSES	0	0		
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,096)	(3,110)		
3.06.02.01	GENERAL AND ADMINISTRATIVE	(1,096)	(3,110)		
3.06.03	FINANCIAL	726	1,823		
3.06.03.01	FINANCIAL REVENUES	1,301	4,560		
3.06.03.02	FINANCIAL EXPENSES	(575)	(2,737)		
3.06.04	OTHER OPERATING REVENUES	0	0		
3.06.05	OTHER OPERATING EXPENSES	0	0		
3.06.06	EQUITY INTEREST INCOME	104,696	156,376		
3.07	OPERATING INCOME	104,326	155,089		
3.08	NON OPERATING INCOME	0	0		
3.08.01	REVENUES	0	0		
3.08.02	EXPENSES	0	0		
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	104,326	155,089		
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0		
3.11	DEFERRED INCOME TAX	0	0		
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	(263)	(599)		
3.12.01	PROFIT SHARING	(263)	(599)		
3.12.01.01	EMPLOYEES	(263)	(599)		
3.12.02	CONTRIBUTIONS	0	0		
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0		
3.15	INCOME/LOSS FOR THE PERIOD	104,063	154,490		
	NUMBER OF SHARES (WITHOUT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195		
	INCOME PER SHARE - R$	0.47046	0.69843		
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

04.01 – EXPLANATORY NOTES

(In thousands of Reais)

1 - OPERATIONS

The Company mainly holds interests in petrochemical companies.

2 - PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

Considering the fact that the Company was created on September 25, 2001, the statement of income for the three-month period ended September 30, 2001 is not being presented.

The Company is presenting the statement of changes in financial position and the statements of changes in shareholder'equity as suplementary information.

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

The accounting practicies were applied in the same manner as they had been for the preparation of the financial statements for the year ended December 31, 2001.

Interest earning bank deposits - recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;

Investments - in subsidiaries were valued using the equity method, and other investments were valued at cost. The goodwill is based on future economic benefits and is amortized over a 10 year period;

Property, plant and equipment - is recorded at acquisition, formation or construction cost. Depreciation is provided using the straight-line method at rates which take into account the estimated useful lives of the assets;

Income and social contribution taxes - income tax is calculated at the rate of 25% of adjusted taxable income, less small income relief. Social contribution tax is calculated at the rate of 9% of adjusted book income;

Rights and obligations - are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

Interest on loans and financing - interest on loans and financing are recorded in accordance with the term of the contracts utilizing the effective interest rate.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

4 - RELATED PARTIES

	September 30, 2002	June 30, 2002
Loans receivable		
Petroflex Indústria e Comércio S.A. (1)	20,403	21,622
Suzano Química Ltda.	12	12
	20,415	21,634
Advance for future capital increase		
Suzano Química Ltda.	23,875	19,684
Accounts receivable		142
	44,290	41,460

(1) Loan payable on a quarterly basis, with last installment due on December 31, 2004 and interest of 110% of CDI/CETIP variation for the period from December 2, 2001, to the date of payment of each installment.

5 - INVESTMENTS

	Investments		Equity Interests
	September 30,2002	June 30, 2002	September 30,2002
Subsidiaries			
Suzano Química Ltda. (1)	713.974	609.909	171.629
SPP- Nemo S.A. Indl. e Coml. Exportadora (1)	150.173	149.375	(14.752)
	864.147	759.284	156.877
Unamortized goodwill	6.178	6.345	(501)
TOTAL	870.325	765.629	156.376
Investments of subsidiaries			
Suzano Química Ltda.			
Suzanopar Petroquímica Ltd.	442.445	337.080	189.714
Polibrasil Participações S.A.	173.759	173.816	9.036
Rio Polímeros S.A.	98.913	76.816	-
Polipropileno Participações S.A. (2)	20.112	35.793	(19.581)
Petroflex Indústria e Comércio S.A.	22.201	21.372	1.838
	757.430	644.877	181.007
SPP- Nemo S.A. Indl. e Coml. Exportadora			
Politeno Indústria e Comércio S.A. (2)	140.426	142.817	12.237

(1) The equity interest reflects the reversal, performed by subsidiaries, of the amount related to deferred income tax and social contribution from tax losses carry forward and negative basis of social contribution, against the statements of income, in order to comply with CVM instruction 371 from June 27, 2002.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

(2) Polipropileno Participações S.A and Politeno Indústria e Comércio S.A hold direct interests of 10,93% and 11,11%, respectively, in Nordeste Química S.A - NORQUISA. These interests were measured using the equity method based on the net equity of this investee as of May 31, 2002.
With the equity restructuring of COPENE - Petroquímica do Nordeste S.A. resulting in the creation of Braskem S.A. as approved in the extraordinary shareholders' meeting of August 16, 2002, NORQUISA, which previously held control of Copene, had its interest reduced and lost control over COPENE, now Braskem, and as a result the condition of joint control of NORQUISA by Polipropileno Participações S.A and Politeno Indústria e Comércio S.A over NORQUISA no longer exists.

Since then the companies ceased to have influence over the administration of NORQUISA, changing the valuation criteria from equity interest to cost using as source the company's net equity as of May 31, 2002, the same date of the balance sheet used for purposes of the restructuring process.

The Company's equity interest was affected negatively by R$ 26,515 as a result of the recognition of a provision for a permanent loss in its investments at Norquisa, using as a criteria the reduction of the equity interest at Braskem.

6 - LOANS AND FINANCING

Loans and financing

	Index	Interest	September 30, 2002 Short-term	September 30, 2002 Long-term	June 30, 2002
Investment financing					
Purchase of privatization shares in:					
Politeno Indústria e Comércio S.A.	TR	6.5% p.a.	5,921	17,392	25,518

The long-term portion of loans and financing mature as follows:

	September 30, 2002	June 30, 2002
2003		2,878
2004	5,798	5,755
2005	5,797	5,755
2006	5,797	5,755
	17,392	20,143

7 - SHARE CAPITAL

The Capital subscribed and paid-in is represented by 221,195,380 shares without par value, being 97,375,446 common shares with voting rights and 123,819,934 preferred shares with no voting rights.

8 - FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheets at September 30, 2002 which differ from the amounts in the financial statements are as follows:

	Account balance	Market value
Loans and financing in local currency	23,313	20,936

The Company's balance sheet is basically comprised of investments in subsidiaries and affiliated companies, credits with affiliated companies in its assets, and investment financing in its liabilities.

The asset balances, representing permanent investments in subsidiaries and affiliated companies, are recorded in accordance with the equity method, and no market value comparison exists in face of the characteristics of the investments.

The balances of investment financings had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to those of instruments of the same nature.

9 - GUARANTEES

As of September 30, 2002 and June 30, 2002, guarantees provided to affiliates were as follows:

	September 30, 2002	June 30, 2002
Suzano Química Ltda.		
Letter of guarantee	115.521	84.363
Petroflex Indústria e Comércio S.A.		
BNDES	13.536	12.315
Banco do Brasil - Privatization Coperbo	2.240	2.814
	15.776	15.129
Politeno Indústria e Comércio S.A.		
IFC - Plant modernization	6.069	4.375
Polibrasil Resinas S.A.		
Credit line FMO	167.512	96.441
BNDES	27.577	21.227
	195.089	117.668
Total	332.455	221.535

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

SUPPLEMENTARY INFORMATION

STATEMENTS OF CHANGES IN FINANCIAL POSITION

	09.30.02
SOURCES OF FUNDS	
From operations	
Loss for the period	154,490
Items not requiring (providing) working capital:	
. Depreciation and amortization	17
. Equity interest in subsidiaries and affiliates	(156,877)
. Amortization of goodwill	501
. Monetary variation of noncurrent assets and liabilities	(3,120)
	(4,989)
Other sources	
. Decrease in noncurrent assets	19,414
TOTAL SOURCES	14,425
APPLICATION OF FUNDS	
Property, plant and equipment	
Decrease in noncurrent loans	29
Non current assets	8,356
Transfer of non-current liabilities to availabilities	5,751
TOTAL APPLICATIONS	14,136
INCREASE (DECREASE) IN WORKING CAPITAL	
	289
CHANGES IN WORKING CAPITAL:	============
Current assets	(7,862)
Current liabilities	(8,151)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Parent company	**Share capital**	**Accumulated loss**	**Total**
Incorporation on September 25, 2001	1		1
Capital increase based on spin-off			
Cia. Suzano de Papel e Celulose			
on November 30, 2001	794,382		794,382
Prior year adjustment			
Pension Plan (CVM 371)		(5.996)	(5.996)
Loss for the period		(47,801)	(47,801)
Balances at December 31, 2001	794.383	(53.797)	740.586
Net Income for the period		154,490	154,490
Balances on September 30, 2002	794.383	100,693	895,076

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

05.01 – COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

MANAGEMENT REPORT

THIRD QUARTER OF 2002

Despite the strong devaluation of the Real and the high volatility of the exchange and capital markets in this third quarter of 2002, the petrochemical segment showed signs of recovery, with strengthening of the polyethylene and polypropylene resin markets, where Suzano Petroquímica operates through its associated companies.

The sales of resins in the third quarter were driven by the recomposition of inventories of transformers and due to the characteristic seasonality of the period, to attend the Christmas sales programming and vacations.

The performance of the petrochemical sector in the next few months will depend, among other factors, on the economic scenario, which will emerge from the post-election period, when a lessening in the instability of foreign exchange is expected, as well as a possible reduction in the interest rate, with positive effects on economic activity.

RESULTS

The net profit of Suzano Petroquímica, in the period from January to September, was R$ 154.5 million, and was composed basically of the equity in earnings (R$ 156.9 million) of subsidiaries and affiliates, as follows:

	Total capital %	Account R$ millions
From SPP-Nemo S.A. Industrial e Comercial Exportadora	**100.0**	**(14.8)**
Politeno Indústria e Comércio S.A.	30.7	12.2
From Suzano Química Ltda.	**100.0**	**171.6**
Polipropileno Participações S.A.	83.6	(19.6)
Polibrasil Participações S.A.	50.0	9.0
Petroflex Indústria e Comércio S.A.	20.1	1.8
Rio Polímeros S.A.	33.3	-
Suzanopar Petroquímica Ltd.	100.0	189.7

As disclosed in Note 5 to the Quarterly Information, the income from equity was negatively impacted by R$ 26.5 million, through the provision for permanent loss of the investment in Norquisa.

SPP-Nemo S.A. Industrial e Comercial Exportadora

Politeno Indústria e Comércio S.A.

In this third quarter, the Company realized a volume of sales in the domestic market 31% higher than that verified in the previous quarter, and 13% higher than the sales in the same period of 2001. In accumulated volume up to September, the internal sales were only 0.4% below the total verified in the same period of the previous year. The demand was strong during the third quarter, which is a result of the characteristic seasonality of the sector, resulting from the programming of Christmas sales and vacations. The scenario of

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

strong competition between the local manufacturers of polyethylene was maintained, aggravated by pressure from imported products. The consolidated Net Operating Income accumulated up to September was R$ 499.1 million, 4.5% above the R$ 477.3 million recorded in the same period of the previous year. The accumulated Net Profit, of R$ 38.8 million, also surpassed that realized up to September 2001, of R$ 33.2 million.

Suzano Química Ltda.
Rio Polímeros S.A.

Rio Polímeros, a project being implemented in the Municipality of Duque de Caxias (RJ), will be the first wholly integrated Brazilian petrochemical company and a pioneer in the use of natural gas in the manufacturing of ethylene, with an installed capacity of 520 thousand tons per year, which will supply a producer unit of high density polyethylene (PEAD) and a linear unit of low density polyethylene (PELBD), with a total installed capacity of 540 thousand tons per year.

The engineering and construction services are being carried out by the consortium formed by ABB Lummus and Snamprogetti, and are on time with the schedule for implementation. At the end of the quarter, 50% of the Project engineering was completed, and 75% and 65% in the placing of purchase orders for the ethylene and polyethylene units, respectively. The earthworks have already reached 97% of the foreseen total and 25% of the staking. In the quarter, the pre-marketing contract of Rio Polímeros was signed with Vinmar a trading company, for the supply of 80 thousand tons of polyethylene, commercialization of which starts in the first quarter of 2003. The startup of the Rio Polímeros units should occur in July 2004, and the startup of the commercial operation should occur at the beginning of 2005.

The total investment in the project is calculated at an amount equivalent to US$ 1.080 billion, of which US$ 650 million originate from the financing lines of BNDES, from the Export-Import Bank of the United States (US EX-IM Bank) and from a syndicate of international commercial banks associated to the Istituto per I Servizi Assicurativi del Commercio Estero (SACE), which is an agency of credit for Italian exportation. The balance equivalent to US$ 430 million corresponds to their own funds, which are being provided by the shareholders, proportionally to the interest of each one in the capital of the company, of 1/3 by Suzano Química, 1/3 by Unipar, 1/6 by Petroquisa and 1/6 by BNDESPAR.

The financial structuring of the project, in the "Project finance" modality, favored the start of the release of funds in February 2002.

The total funds invested in Rio Polímeros during the third quarter was equivalent to US$ 62.5 million, with US$ 42.1 million coming from the financiers, and the equivalent of US$ 20.4 provided by the group of shareholders. The total funds already invested in Rio Polímeros up to the end of the third quarter amounted to the equivalent to US$ 255.5 million.

Suzano Química Ltda.
Polibrasil Participações S.A./ Polipropileno S.A./ Polibrasil Resinas S.A.

Favored by the seasonal strengthening of the domestic market, the sales in the third quarter recorded an increase of 12% and 19%, in relation to the previous quarter and to the same period of 2001, respectively. In the accumulated sales in the year, the volume surpassed 11% the domestic sales of resins in the same period of 2001.

The accumulated Net Operating Income in the first nine months was R$ 617.3 million, 21% above the percentage verified in the same period of 2001. The accumulated Net Income of the first nine months also demonstrated expressive variation, reaching the amount of R$ 19.6 million, 50% above the percentage of the same period of 2001.

Throughout the third quarter, the new polypropylene production unit in Mauá (SP), advanced in its implementation, with a production capacity of 300 thousand tons per year, and will count on the most

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

advanced production technology available. With a startup predicted for the beginning of 2003, the unit will be supplied by Petroquímica União S.A. - PQU, and by Petrobras, through the Capuava refinery- RECAP, by means of long-term supply contracts, which have already been signed. For the receipt of the raw material through RECAP, a unit, which separates propane - a splitter, is being constructed in that refinery, with funds contracted by Polibrasil.

The total investment in both units is equivalent to US$ 215 million, and counts on financing from BNDES and from FMO, a Dutch development agency, with the support of ABN AMRO Bank, in the amount of R$ 100 million and US$ 90 million, respectively. The shareholders invested, in the first months of implementation of the project, the amount equivalent to US$ 30 million. The remaining investment should be supported by funds generated by Polibrasil itself.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

Throughout the quarter, the demand for rubber experienced a recovery of 4% in relation to the same period of the previous year, due, basically, to a higher consumption of rubber by the tire industry. The volume of internal sales of Petroflex, in the third quarter, was 11% lower than the percentage verified in the second quarter, but surpassed by 3% the percentage verified in the same period of the previous year. In the accumulated sales up to September, there was an increase of 8% in relation to domestic sales realized in the first nine months of 2001. Additionally, a higher volume of exports was recorded, 14%, in comparison with the same period of the previous year.

The accumulated Net Operating Income up to September, of R$ 537.1 million, was 10% higher than previous year. Despite the strong increase of the U.S. dollar, which negatively impacted the company's income, especially in the third quarter, the accumulated Net Income for the year reached the amount of R$ 9.8 million, 33% above the accumulated net income in the first nine months of 2001.

Suzano Química Ltda.

Suzanopar Petroquímica Ltd.

A full offshore subsidiary of Suzano Química, the cash equivalents of which, in foreign currency, are destined basically to investments to be made by Suzano Química in Rio Polímeros, for the implementation of the gas-chemical project in Rio de Janeiro. In the first nine months of the year, US$ 13.8 million were transferred to Suzano Química, from which the equivalent of US$ 11.1 million (R$ 32.3 million) was injected in Rio Polímeros.

INVESTMENTS

- R$ 32.3 million have been invested by the subsidiary Suzano Química, totally destined for Rio Polímeros.

CAPITAL MARKET

The trading of the Company's preferred shares started on April 2, 2002, on the São Paulo Stock Exchange, for the amount of R$ 1.99 per share. Up to the end of September, 766 transactions were recorded, which involved 6,987 thousand notes, moving an amount equivalent to US$ 3.7 million. At September 30, the share was quoted at R$ 1.11.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period – 09/30/2002
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- GENERAL TAXPAYERS REGISTER	4- CLASSIFICATION	5- SHARE CAPITAL IN INVESTED COMPANY %	6-COMPANY SHAREHOLDERS'EQUITY %	7-TYPE OF CO.	8-QUANTITY SHARES IN THE QUARTER (IN THOUSAND)	9--QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSAND)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	82.44	1	604,903	604,903
2	SPP-NEMO S/A INDL. E COML. EXP.	46.078.432/0001-16	3	100.00	16.78	1	1,379,084	1,379,084
3	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	19.41	1	120,606	120,606
4	POLIPROPILENO S/A	13.604.087/0001-58	5	97.68	20.76	1	123,867,267	123,867,267
5	SUZANOPAR PETROQUÍMICA LTD.		5	100.00	49.43	1	111,200	111,200
6	POLITENO INDÚSTRIA E COMÉRCIO S/A	13.603.683/0001-13	5	30.71	15.69	1	5,206,435	5,206,435
7	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	11.05	1	85,594	66,472

4 - CLASSIFICATION:

1- PUBLICLY SUBSIDIARY
2- PUBLICLY AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INVESTED COMPANY OF SUBSIDIARY/AFFILIATED

7 - TYPE OF COMPANY:

1- INDUSTRIAL, COMMERCIAL AND OTHERS
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

17.01 – SPECIAL REVIEW REPORT – WITHOUT EXCEPTIONS

Independent auditors' report on special review

To
The Board of Directors
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the quarterly information of Suzano Petroquímica S.A., for the three-month period ended September 30, 2002, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared in accordance with the accounting practices derived from the Brazilian Corporation Law. We did not review the quarterly information of the indirect subsidiaries, Politeno Indústria e Comércio S.A. and Polipropileno Participações S.A. The balance of the investments in these subsidiaries represents 17.47% of the total assets of the Company and the equity account results represent 14.23% of the results for the period. The quarterly information of Politeno Indústria e Comércio S.A. and Polipropileno Participações S.A. was reviewed by other independent auditors, and their reports on this quarterly information were provided to us. The independent auditor's report of Politeno Indústria e Comércio S.A. contains qualification on the impossibility to conclude on the adequacy of the balance of investment in Nordeste Química S.A. - NORQUISA. The quarterly information of this company, subsequently disclosed, indicates that the necessary adjustments do not result in significant effects in the quarterly information of the Company. Therefore, our report, regarding the amounts of these investments and the equity account results of these subsidiaries, is exclusively based on the report of the other independent auditors.
2. Our review was prepared in accordance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Council of Accounting, and consisted, basically, of: (a) inquire and discussion with management responsible for the accounting, financial and operating areas of the Company, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, significant effects on the financial situation and the operations of the Company.
3. Based on our special review, and in the reports of the other independent auditors on the above-mentioned investments, we are not aware of any significant change which should be made in the quarterly information above, so that they are in accordance with the accounting practices derived from the Brazilian Corporation Law, according to the rules issued by the Securities and Exchange Commission, specifically applicable to the preparation of the mandatory quarterly information.
4. We reviewed the quarterly information for the three-month period ended June 30, 2002, presented for comparison purposes, which special review report, as of August 9, 2002, included a qualification for scope limitation, regarding the fact that the quarterly information of the indirect investees, Polipropileno Participações S.A. and Nordeste Química S.A. - NORQUISA, which amounts of the investments represented 6.18% of the total assets of the Company, was not reviewed by independent auditors.

October 30, 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period – 09/30/2002
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2002 TO 09/30/2002	4- FROM 01/01/2002 TO 09/30/2002	5- FROM 07/01/2001 TO 09/30/2001	6- FROM 01/01/2001 TO 09/30/2001
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	108,570	180,307	0	0
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(613)	(1,156)	0	0
3.06.03	FINANCIAL	93	456	0	0
3.06.03.01	FINANCIAL REVENUES	168	615	0	0
3.06.03.02	FINANCIAL EXPENSES	(75)	(159)	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	109,090	181,007	0	0
3.07	OPERATING INCOME	108,570	180,307	0	0
3.08	NON OPERATING INCOME	(2,563)	0	0	0
3.08.01	REVENUES	(2,563)	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	106,007	180,307	0	0
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(1,942)	(1,942)	0	0
3.11	DEFERRED INCOME TAX	0	(6,735)	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	INCOME/LOSS FOR THE PERIOD	104,065	171,630	0	0
	NUMBER OF SHARES (without shares in treasury - In Thousand)	604,903	604,903	0	0
	INCOME PER SHARE-R$	0.17204	0.28373	0	0
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02- SUBSIDIARIES/AFFILIATED COMPANIES

1 - COMPANY NAME
SUZANO QUÍMICA LTDA

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD
Subsidiary/Affiliated Company:SUZANO QUÍMICA LTDA.

The result of the subsidiary Suzano Química Ltda. was derived mainly of its direct equity interests in Petroflex Indústria e Comércio S.A., in Rio Polímeros S.A. and of its indirect equity interests in Polibrasil Resinas S.A. and Suzanopar Petroquímica Ltd.

Rio Polímeros S.A.

The Rio Polímeros project is a partnership between Suzano Química, Unipar-União de Indústrias Petroquímicas S/A, Petroquisa-Petrobras Química S/A and BNDESPAR-BNDES Participações S/A, which is under construction in the Municipality of Duque de Caxias (RJ); it will be the first totally integrated Brazilian petrochemical plant and a pioneer in the utilization of natural gas fractions as raw material for the production of ethane; it will have an installed capacity 520 thousand tons/year, and will supply a high density (PEAD) and low density linear polyethylene (PELBD) plant, with total installed manufacturing capacity of 540 thousand tons/year of polyethylenes. Its commercial operation is scheduled for the beginning of 2005.

The project engineering and construction works, under the leadership of the consortium formed by ABB Lummus and Snamprogetti are being carried out in accordance with the installation schedule, and pile driving on the job site should begin in the next quarter.

The total estimated investment is US$ 1,080 billion, of which US$ 650 million should come from credit facilities granted by the BNDES, by the Export-Import Bank of the United States ("US Ex-Im Bank") and from a syndicate of international commercial banks associated to the "Istituto per I Servizi Assicurativi del Commercio Estero" ("SACE"), an Italian export credit agency. The remaining US$ 430 million shall be invested by the shareholders, in proportion to their interest in the company's capital stock, which is 33.33% for Suzano Química, 33.33% for Unipar, 16.67% for Petroquisa and 16.67% for BNDESPAR.

The structuring of the loan package for funding the project was also completed in 2001, and the transaction was closed in February 2002, when the first installment of the loan was released by the lenders. The total expenditure on the Rio Polímeros project during the first quarter amounted to US$ 69 million, of which US$ 56.3 million were funded by the lenders and US$ 12.7 million by the shareholders.

Polibrasil Participações S.A./ Polipropileno S.A./ Polibrasil Resinas S.A.

During the first quarter, the Brazilian market for polypropylene – the product manufactured by Polibrasil Resinas – had a strong demand, mainly due to replacements of inventories by large consumers. In fact, the domestic market has presented a very good level of activity since last year when polypropylene was one of the few resins for which there was an increase in the internal demand. The external market for polypropylene remained stable during the period, despite the low prices of the resin caused mainly because of the Asian products.

Polibrasil had sales volume of 99.6 thousand tons, up about 5% compared to the same period in the previous year, as a result of higher sales volume to the domestic market. Net salesin the period was R$ 167.2 million, versus R$ 153.7 million recorded for the same period last year; this increase resulted from the combination of higher sales volume and better prices in the domestic market. The company had Net income of R$ 7.4 million, reversing losses of R$ 1.4 million recorded for the same period in the previous year.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Polibrasil is building a new polypropylene production unit in Mauá (SP), with a production capacity of 300 thousand tons/year that will use modern production technology and is scheduled to begin operations in December 2002. Raw material will be supplied by Petroquímica União S.A. - PQU and by Petrobras, from its Refinery in Capuava (RECAP), according to long-term supply agreements already executed. For the supply of raw material from RECAP a propane splitter unit is being built in that refinery with funds contracted by Polibrasil; this should also begin operations in December 2002.

The total investment to be made in the two units is US$ 215 million, and loans were obtained from BNDES, in the amount of R$ 100 million, and US$ 90 million from FMO, a Dutch development agency, supported by ABN Amro Bank The remaining investment is being supported by funds from the shareholders and own resources from Polibrasil.

Petroflex Indústria e Comércio S.A.
During the first quarter there was a strong demand in the domestic market for the synthetic rubbers produced by Petroflex, again due to replacements of inventories of large consumers. This growth in demand was helped also by the decrease in dollar exchange rates during the period, and advance purchase of synthetic rubbers in face of the possible increase in the prices of their raw materials derived from oil processing, which presented an ascending trend during the period.

The sales volume of Petroflex was 74.4 thousand tons with an increase of 3% over the same period of the last year; a higher volume in the sales to the domestic market contributed to this increase, which compensated the reduction of about 7% in the exports during the first quarter of 2002 vis-à-vis 2001.

Despite the increase in the sales volume, Net sales during the quarter was R$ 148,7 million, below the value of R$ 152,3 million recorded in the first quarter of 2001, mainly due to the decrease in the prices of synthetic rubbers which has had a declining trend both in the domestic and international markets. Petroflex continued restructuring its indebtedness, especially with reduction of its dollar-denominated debts and, as a result, the company had less financial expenses in the period; this contributed for the net income of R$ 1.7 million in this period, against losses of R$ 4.2 million in the same period of the previous year.

Suzanopar Petroquímica Ltd.
This is a wholly-owned offshore subsidiary, merged by the spin-off of Companhia Suzano de Papel e Celulose that holds investments in foreign currency intended for supplying the funds for construction of the Rio Polímeros project. The amount of US$ 4 million was transferred in the quarter.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period – 09/30/2002
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPP-NEMO S/A INDL. E COML. EXPORTADORA

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2002 TO 09/30/2002	4- FROM 01/01/2002 TO 09/30/2002	5- FROM 07/01/2001 TO 09/30/2001	6- FROM 01/01/2001 TO 09/30/2001
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	799	11,834	0	0
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(341)	(1,032)	0	0
3.06.03	FINANCIAL	269	629	0	0
3.06.03.01	FINANCIAL REVENUES	284	681	0	0
3.06.03.02	FINANCIAL EXPENSES	(15)	(52)	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	871	12,237	0	0
3.07	OPERATING INCOME	799	11,834	0	0
3.08	NON OPERATING INCOME	0	178	0	0
3.08.01	REVENUES	0	178	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	799	12,012	0	0
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	(26,764)	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	INCOME/LOSS FOR THE PERIOD	799	(14,752)	0	0
	NUMBER OF SHARES (without shares in treasury - In Thousand)	1,379,084	1,379,084	0	0
	INCOME PER SHARE - R$	0.00058		0	0
	LOSS PER SHARE		(0.01070)		

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO PETROQUÍMICA S/A.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
SPP-NEMO INDUSTRIAL E COMERCIAL EXPORTADORA S.A.

The result of SPP-Nemo Industrial e Comercial Exportadora was derived mainly of the equity interest in Politeno Indústria e Comércio S.A.

Politeno Indústria e Comércio S.A.

Copene, Politeno's largest supplier of ethane, which is the main raw material for its production of polyethylene, had a programmed shutdown for expansion of one of its plants during the first quarter, thus reducing supply levels to its customers. As a result, the production of Politeno during the first quarter was down 13% compared to the previous year; however, this did not affect the company's global sales performance, given that Politeno planned this event, and was, therefore, able to record sales volume of 79.0 thousand tons, down 2% compared to the sales made during the same period last year.

During the first quarter, the competition among national polyethylene producers was very tough, as a result of the weak demand for resins in the domestic market since 2001 and the pressure of imported products. External sales continued sensitive to the Argentinean crisis.

Net sales during the first quarter was R$ 149.8 million, against R$ 156.5 million in the same period of the previous year. Net income of R$ 13.7 million was down 8.2% compared to the first quarter of 2001. During the quarter Politeno paid complementary dividends referring to fiscal year 2001, in the amount of R$ 8 million.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period – 09/30/2002
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2002 TO 09/30/2002	4- FROM 01/01/2002 TO 09/30/2002	5- FROM 07/01/2001 TO 09/30/2001	6- FROM 01/01/2001 TO 09/30/2001
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	4,938	8,934	0	0
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(186)	(345)	0	0
3.06.03	FINANCIAL	5,124	9,279	0	0
3.06.03.01	FINANCIAL REVENUES	5,860	10,991	0	0
3.06.03.02	FINANCIAL EXPENSES	(736)	(1,712)	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	0	0	0	0
3.07	OPERATING INCOME	4,938	8,934	0	0
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	4,938	8,934	0	0
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	INCOME/LOSS FOR THE PERIOD	4,938	8,934	0	0
	NUMBER OF SHARES (without shares in treasury - In Thousand)	111,200	111,200	0	0
	INCOME PER SHARE - R$	0.04441	0.08034	0	0
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

The results of this subsidiary were from the application of own cash in foreign investiments.

FILE N°. 82-34667

SUZANO. PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. N°. 04.705.090/0001-77

NIRE No. 35 300187865

SUMMARY OF THE MINUTES OF THE

BOARD OF OFFICERS MEETING

Held on November 28, at 11:00 a.m.

Decisions made at the Board of Directors Meeting:

Approved the Management Board Proposal due to amend the caput of the article 6 and the item "d" of the article 26 of company's by-laws in order to attend at the Law n°. 10.303, of October 31, 2001, with the following form: "**Article 6** - The holders of preferred shares shall be entitled to the following benefits: a) priority in capital reimbursements, without any premium; b) the right to participate, observing the provisions of letter "c" below, of the dividend payout, corresponding to at least twenty-five percent (25%) of the net profit recorded for the fiscal year, calculated as prescribed in Article 202 of the Corporate Law; c) dividend, per preferred share, ten percent (10%) higher than those assigned to each common share; d) participation, under equal conditions with the common shares, in the receipt of any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares; e) all other rights assigned to the common stock, except for the provisions of the first paragraph of this Article. **Paragraph One** - The preferred shares shall not be entitled to voting rights, except as provided in law." "**Article 26**- The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the Management shall prepare the financial statements to be submitted to the General Ordinary Meeting, together with their proposal for destination of the net profits for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein: a)at least five per cent (5%) for the Legal Reserve Fund limited to twenty per cent (20%) of the capital stock; b) if applicable, the amounts required and allowed for the reserves referred to in Articles 195 and 197, respectively, of the

Corporate Law; c) at least twenty-five per cent (25%) of the adjusted net profit, for distribution as dividend to all the shareholders, which will be declared and paid in full compliance with any rights, preemptive conditions and benefits of the existing preferred shares, as provided in law and in these Bylaws and, when this is the case, as per the resolutions of the General Meeting; d) up to ninety per cent (90%) of the balance maintained as Special Reserve for future capital increase, to assure adequate operating conditions and to guarantee continuation of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five per cent (95%) of the capital stock.**Paragraph One** - The balance of the adjusted net profits shall be allocated as proposed by the Management Board, with a favorable opinion of the Board of Directors by resolution of the Ordinary General Meeting. **Paragraph Two** - According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution. **Paragraph Three** - The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law."

FILE N°. 82-34667

SUZANO. PETROQUÍMICA S.A.
Publicly Held Company
C.N.P.J./M.F. No. 04.705.090/0001-77
NIRE No. 35 300187865

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING
Held on November 28, at 2:00 p.m.

Decisions made at the Board of Directors Meeting:

Approved the Management Board Proposal, with the favorable opinion of the Fiscal Committee, due to amend the caput of the article 6 and the item "d" of the article 26 of company's by-laws in order to attend at the Law n°. 10.303, of October 31, 2001.

FILE N°. 82-34667

SUZANO PETROQUÍMICA S.A.

CNPJ n°. 04.705.090/0001-77

NIRE n°. 35.300.187.865

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders are hereby invited to attend the Extraordinary General Meeting to be held on the 17th of December, at 2:30 p.m., in the company's headquarters at Av. Brigadeiro Faria Lima, 1355 - 9°. andar, in this city, to discuss and resolve upon the Management Board Proposal, with favorable opinion of the Board of Directors, due to amend the caput of the article 6 and to eliminate the item "d" of the article 26 of the company's by-laws in order to attend the Law n°. 10.303/2001.

São Paulo, November 29, 2002

David Feffer

President Director

FILE N°. 82-34667

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. No. 04.705.090/0001-77

NIRE No. 35 300187865

Minutes of the Extraordinary General Meeting

DATE: December 17, 2002.

TIME: 2:30 p.m.

VENUE: Company headquarters, at Av. Brigadeiro Faria Lima, 1355, 9°·andar – São Paulo - SP.

ATTENDANCE: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights.

PRESIDING BOARD: Augusto Esteves de Lima Junior - Chairman. Adhemar Magon - Secretary.

DOCUMENTS READ AND PUBLICATIONS:

1. Call Notices: Official Gazette of the State of São Paulo dated November 30, 2002, 3 and 4, of December 2002, and Gazeta Mercantil dated 2, 3 and 4, of August 2002;
2. Management Board Proposal, with favorable opinion of the Board of Directors and the Fiscal Committee, of November 28, 2002.

UNANIMOUS RESOLUTIONS:

1. Approved the amendment of the articles 6 and 26 of by-laws, in the terms of the Management Board Proposal, with favorable opinion of the Board of Directors and the Fiscal Committee and these articles will be in force with the following form: "**Article 6 -** The holders of preferred shares shall be entitled to the following benefits: a) priority in capital reimbursements, without any premium; b) the right to participate, observing the provisions of letter "c" below, of the dividend payout, corresponding to at least twenty-five percent (25%) of the net profit recorded for the fiscal year, calculated as prescribed in Article 202 of the Corporate Law; c) dividend, per preferred share, ten percent (10%) higher than those assigned to each common share; d) participation, under equal conditions with the common shares, in the receipt of any bonus stocks resulting from capitalized

reserves or funds of whatever nature or even from the fractionation of shares; e) all other rights assigned to the common stock, except for the provisions of the first paragraph of this Article. **Paragraph One** - The preferred shares shall not be entitled to voting rights, except as provided in law." "**Article 26**- The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the Management shall prepare the financial statements to be submitted to the General Ordinary Meeting, together with their proposal for destination of the net profits for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein: a)at least five per cent (5%) for the Legal Reserve Fund limited to twenty per cent (20%) of the capital stock; b) if applicable, the amounts required and allowed for the reserves referred to in Articles 195 and 197, respectively, of the Corporate Law; c) at least twenty-five per cent (25%) of the adjusted net profit, for distribution as dividend to all the shareholders, which will be declared and paid in full compliance with any rights, preemptive conditions and benefits of the existing preferred shares, as provided in law and in these Bylaws and, when this is the case, as per the resolutions of the General Meeting; d) up to ninety per cent (90%) of the balance maintained as Special Reserve for future capital increase, to assure adequate operating conditions and to guarantee continuation of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five per cent (95%) of the capital stock.**Paragraph One** - The balance of the adjusted net profits shall be allocated as proposed by the Management Board, with a favorable opinion of the Board of Directors by resolution of the Ordinary General Meeting. **Paragraph Two -** According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution. **Paragraph Three -** The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law."

2. Authorized publication of these Minutes of Meeting in the form and as prescribed in Paragraph 2 of article 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, the 17th of December 2002. Augusto Esteves de Lima Junior - Chairman. Adhemar Magon - Secretary. **Shareholders:** By proxy. NEMOFEFFER S.A. – Augusto Esteves de Lima Junior – Lawyer- AUGUSTO ESTEVES DE LIMA JUNIOR. ADHEMAR MAGON.

This is a true copy of the original document drawn in the Book of Meetings.

Augusto Esteves de Lima Junior
Chairman

FILE N°. 82-34667

BYLAWS OF
SUZANO PETROQUÍMICA S.A.

CHAPTER I
Name, headquarters, term and corporate object

Article 1 **SUZANO PETROQUÍMICA S.A.** is a corporation ruled by these Bylaws and by the applicable legal provisions, operating in a responsible and ethical form in respect to human rights.

Article 2 The company has its headquarters and court of jurisdiction in the city of São Paulo, State of São Paulo.

Sole Paragraph

The Management shall decide upon the opening and closing of branches and warehouses.

Article 3 The company shall operate for an indefinite period of time.

Article 4 The object of the company is:

a) the production and sales of petrochemical products;

b) the participation as a partner or as shareholder in any corporation.

CHAPTER II
Capital and Shares

Article 5 The capital stock is "Seven hundred and ninety-four million, three hundred and eighty-two thousand, nine hundred and ten reais and forty-four cents (R$ 794.382.910,44), totally paid up and divided into two hundred and twenty-one million, one hundred and ninety-five thousand, three hundred and eighty (221,195,380) nominative shares, with no-par value, of which Ninety-seven million, three hundred and seventy-five thousand, four hundred and forty-six (97,375,446) are common shares and One hundred

and twenty-three million, eight hundred and nineteen thousand, nine hundred and thirty-four (123,819,934) are preferred shares.

Sole Paragraph

By resolution of the General Meeting, the capital stock may be increased when proposed by the Officers, with the favorable opinion of the Board of Directors.

Article 6 The preferred shares shall be entitled to the following benefits:

a) priority in capital reimbursements, without any premium;

b) the right to participate, observing the provisions of letter "c" below, of the dividend payout, corresponding to the least twenty-five percent (25%) of the net profit recorded for the fiscal year, calculated as prescribed in Article 202 of the Corporate Law;

c) dividend, per preferred share, ten percent (10%) higher than those assigned to each common share;

d) participation, under equal conditions with the common shares, in the receipt of any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares;

e) all other rights assigned to the common stock, except for the provisions of the first paragraph of this Article.

Paragraph One

The preferred shares shall not be entitled to voting rights.

Paragraph Two

According to resolution of the General Meeting, the company shall be entitled to issue preferred shares, or to increase the preferred shares of the existing classes, at any time, irrespective of proportion with any other stock. However, the stockholders' legal preemptive rights shall always be observed. Moreover, the amount of preferred shares with no voting rights shall not exceed two thirds (2/3) of the capital stock. The creation or the increase of preferred stock may also be carried out in compliance with stockholders' request as stipulated in Article 7 of these Bylaws.

Paragraph Three

The General Meeting that authorizes an increase in the capital stock shall stipulate how the first subsequent dividend shall be calculated with regard to the new shares.

Paragraph Four

In case of capital increase through the incorporation of reserves or funds of whatever nature, the new shares, if issued, shall be in proportion to the number, type and classes of the existing shares. In addition, each new stock shall be identical, in all respects, to the previous shares from which they derive, even as regards the right to receive in full the same dividend provided in these Bylaws for the type or class of such stock.

Article 7 The stockholder is entitled to request the partial or total change of his common shares into preferred shares and, in this case, each common share will be changed simply into a preferred share, observing the maximum limit set in Paragraph Two of the previous article.

CHAPTER III
The General Meeting

Article 8 The Ordinary General Meeting shall be held in one of the four (4) months following the closing of the company's financial year; the Extraordinary Meeting shall be held when called by the Chairman of the Board of Directors, by the Chief Executive Officer, by at least two-thirds of the members of the Board of Directors, or when applicable by law.

Article 9 The General Meeting will be installed by the Chairman of the Board of Directors, or, in his absence, by the Chief Executive Officer, or by their respective deputies appointed as per articles 15 and 19 - item "a" of these Bylaws. The stockholders shall then elect the Chairman of the General

Meeting who shall invite one of the attendants of the Meeting to be the secretary.

CHAPTER IV

Management of the Company

Article 10 The company has the following management bodies:

a) Board of Directors;
b) Management Board.

Article 11 The Board of Directors is a deliberative college body and the company shall be represented solely by the Management Board.

Article 12 The Board of Directors and the Management Board shall serve for one-year terms, and the members shall remain in office until the investiture of the new members, reelection being permitted.

Article 13 The Ordinary General Meeting shall establish the annual global remuneration of the Board of Directors and of the Management Board, and it shall be incumbent upon these organs to resolve upon the allocation of the defined amount, among their respective members.

SECTION I - BOARD OF DIRECTORS

Article 14 The Board of Directors is formed by five (5) to nine (9) members, elected by the General Meeting, which shall appoint from among them the Chairman and the Deputy Chairman.

Sole Paragraph

It shall be incumbent upon the Chairman of the Board of Directors to:

a) represent the Board of Directors before third parties;

b) suggest to the Board of Directors the general guidelines for carrying out the corporate businesses to be transmitted to the Management Board;

c) prepare all elements required for the practice of all acts incumbent upon the Board of Directors;

d) keep the Board of Directors informed about the performance of the Management Board.

Article 15 The Chairman and the Deputy Chairman of the Board of Directors shall reciprocally act as substitute for one another in their impediments or absence; in the same cases the Chairman of the Board of Directors shall appoint, among the board members, the substitute of any other member of the board; should the Chairman of the Board fail to do this, the Board itself shall carry out such appointment.

Paragraph One

If there is a vacancy in the Board of Directors, a General Extraordinary Meeting shall be convened, in not later than ten (10) days, to resolve upon filling such vacancy if this is required for maintaining the minimum number of members of the Board.

Paragraph Two

The substitutions stipulated in this article shall imply accumulation of duties and of voting rights in the meetings of the Board of Directors, but there will be no accumulation of remuneration and other benefits entitled to the member of the board that has been substituted.

Article 16 The Board of Directors shall meet when convened by its Chairman or his Deputy Chairman, or by the Chief Executive Officer, and its resolutions shall be approved by majority of the elected members, among which shall be the Chairman or the Deputy Chairman of the Board.

Paragraph One

The formality required in the "caput " of this article shall be dispensed with when the majority of members of the Board of Directors, including

the Chairman or the Deputy Chairman are present, and the resolutions, in this case, shall be unanimously approved.

Paragraph Two

Any member of the Board of Directors may appoint one of his fellow members by letter, cable or telefax, to represent him in the meetings of the Board of Directors, whether for the purpose of quorum completion or for voting; in the same manner, voting by letter, cable or telefax shall be permitted when the vote is received at the company's headquarters up to the time of the meeting.

Paragraph Three

The Board of Directors may invite any member of the Management Board who is not already a member of the Board of Directors to attend the board meetings, but these shall not have voting rights.

Article 17 It shall be incumbent upon the Board of Directors:

a) to establish the general guidelines for carrying out the company's businesses;

b) to elect and remove the officers of the Management Board;

c) to follow up on the activities of the Management Officers and to examine, at any time, the company's book and records; to request information on any contracts executed or which are in process of being executed and on any other acts;

d) to convene the General Meetings, through the Chairman, when deemed necessary or as required by law;

e) to give opinion on the Management Report and on the Management Accounts;

f) to appoint and remove the independent auditors;

g) to authorize the acquisition of shares issued by the Company for their cancellation or for holding in the treasury for later sale;

h) to resolve upon whether or not to grant preemptive rights to the pre-existing shareholders in the issue of shares, debentures or convertible

founder's shares and subscription bonds, the placement of which will be made according to Article 172 of Law No. 6404, of December 15, 1976;

i) to resolve upon any appeals that may be lodged pursuant to the first paragraph 20 Article 20, (twenty) of these Bylaws;

j) to resolve upon the creation of administration Advisory Committees, for restricted and specific purpose and with limited term, which may be extended, and shall be formed by persons appointed by the Board;

k) to resolve upon the creation of a Special Committee, formed by up to four (4) board members who may resolve, between the dates of the ordinary general meetings and subject to express delegation, on all statutory matters incumbent upon the Board, "ad referendum" of the Board of Directors, submitting the matter for ratification at the first meeting held after such resolution;

l) to appoint the Investor Relations Officer.

SECTION II – MANAGEMENT BOARD

Article 18 The Company shall have a Management Board composed of three (3) to six (6) members one (1) of which will be the Chief Executive Officer, one (1) Deputy Vice-President, one (1) Director Superintendent, and one (1) to three (3) Executive Officers, who may be elected and removed, at any time by the Board of Directors.

Paragraph One

The Management Board may meet to appoint Deputy Directors, Division Directors or Department Directors to carry out the management of administrative sectors; this appointment, however, shall not imply delegation of any powers, which by law, or according to these bylaws are restricted to the elected Directors, neither does it assign to any person thus appointed, membership to any statutory body of the company, nor modifies the employment relationship of the person with the company.

Paragraph Two

The members of the Management Board shall not bind themselves by surety or guarantee, except on behalf of the company, and of its subsidiaries, affiliates or companies in which they directly or indirectly own equity interest.

Article 19 In case of impediment or absence:

a) of the Chief Executive Officer, he shall be substituted by the Deputy Vice-President and vice-versa;

b) of the Director Superintendent, his substitute shall be appointed by the Chief Executive Officer or, in his absence, by the Vice-President.

Paragraph One

In there is a vacancy in the Management Board, the Board of Directors shall meet to resolve upon filling such vacancy, should this be required to maintain the minimum number of members of the Management Board.

Paragraph Two

The substitutions stipulated in this article shall imply accumulation of duties and of voting rights but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 20 The Management Board shall meet whenever convened by the Chief Executive Officer or by the Vice President, at least five (5) days in advance. These meetings shall be valid wen attended by the majority of the members in office, among which the Chief Executive Officer or the Vice President; the advance period for convening the meeting shall be dispensed with when two thirds (2/3) of the current members of the Management Board are present.

Paragraph One

In all the meetings of the Management Board the resolutions shall be approved by majority of the members. However, if the vote of the Chief Executive Officer or of the Vice President, when substituting for the Chief Executive Officer is defeated in any resolution of the Management Board, the Chief Executive Officer may appeal to the Board of Directors, in which case the resolution appealed of shall be suspended until the decision of the Board of Directors.

Paragraph Two

Any member of the Management Board may appoint one of his fellow members by letter or telefax, to represent him in the meetings of the Management Board, whether for the purpose of quorum completion or for voting; in the same manner, voting by letter, cable or telefax shall e permitted when the vote is received at the company's headquarters up to the time of the meeting.

Article 21 In addition to the powers required for the performance of their corporate duties, the Management Board is invested with powers to perform the following:

a) enter loan agreements with government or private financial institutions, and, particularly with any department of the Banco do Brasil S/A or of the National Bank for Economic and Social Development (BNDES) being authorized to offer property, plant and equipment as collateral for such loans;

b) purchase, encumber and sell fixed assets and equity interest in companies in which the Company is or becomes a partner or a shareholder;

c) to offer guarantees and or sureties on behalf of other companies in which the Company is a partner or a shareholder and on behalf of third parties, in especial cases of relevant interest to the Company, as resolved by the Management Board;

d) to compromise, waive, desist and execute agreements.

Sole Paragraph

The Management Board shall submit to the Board of Directors a proposal to increase the capital stock as provided in Article 5, Sole Paragraph of these Bylaws.

Article 22 Provided compliance with the provisions of the previous article, the company shall be represented as follows:

a) jointly by the Chief Executive Officer and by the Vice President;

b) jointly, by the Chief Executive Officer or by the Vice President and the Director Superintendent;

c) jointly by the Director Superintendent and other another Officer, for ordinary administrative acts required in the ordinary course of business, including issue of checks, which shall always be nominative, against company's funds available in financial institutions; however, for the practice of the acts referred to in Article twenty-one (21) of these Bylaws, the company shall be represented as stipulated in letter "a" or "b" of this Article, or by an Attorney-in-fact constituted as per Paragraph Three below.

Paragraph One

The company shall also be represented:

a) jointly by the Chief Executive Officer or by the Vice President and one (1) Officer;

b) jointly by the Director Superintendent and one (1) attorney-in-fact, within the limits of power conferred to latter;

c) jointly by two (2) attorneys-in-fact, within the limits of power conferred to them;

d) individually, by one (1) attorney-in-fact, for legal purposes within the limits of powers granted, and for especial cases, in which event the power-of-attorney shall be signed by the Chief Executive Officer jointly with the Deputy Vice-President.

Paragraph Two

The Company shall be represented by any of its Officers in the following cases:

a) representation before any federal, state and municipal agencies, departments of the Banco do Brasil S.A., Customs Authorities, Revenue Service Agencies, Independent Governmental Agency and the Post-Office for administrative purposes;

b) representation before Labor Courts and Unions, including the appointment of representatives and handling matters related to admission, suspension and dismissal of employees and/or labor settlements.

Paragraph Three

For the constitution of attorneys-in-fact the company may be represented as per letter "a" or "b" in the "caput" of Article 22 of these Bylaws, and when partial delegation is authorized the delegation instruments shall always specify the delegated powers. However, in order to grant power of attorney for representing the company before Labor Courts and Unions, the Company may be represented by the Chief Executive Officer or by the Vice President or by the Director Superintendent, and one (1) Officer.

Paragraph Four

Initial summons served to the company shall only be valid when made to the Chief Executive Officer and Vice President.

ParagraphFive

Except for powers of attorney granting "*ad judicia*" power, all other mandates shall be effective until the 30th of June of the year subsequent to the granting of the mandates, unless a shorter term is stipulated, and, whatever the case, this shall always be mentioned in the respective instrument.

Article 23 It shall be solely incumbent upon:

I. the Chief Executive Officer:

a) to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of personal deposition and, in this case, a special attorney-in-fact or representative may be appointed; the same attributions are extended to the Deputy Vice-President;

b) to preside the meetings of the Management Board;

c) to conduct all the company's activities together with the Vice President and with the cooperation of the Director Superintendent;

II. the Vice President:

a) to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of personal deposition and, in this case, a special attorney-in-fact or representative may be appointed; the same attributions are extended to the Chief Executive Officer;

b) to conduct all the company's activities together with the Chief Executive Officer with the cooperation of the Director Superintendent, and other Officers;

III. any other Officers

to be responsible for their specific areas of performance as assigned by the Board of Directors, reporting to the Chief Executive Officer and to the Vice President.

CHAPTER V

Fiscal Committee

Article 24 The Fiscal Committee is a non-permanent body and, when installed in the due form of the law, it shall be formed by three (3) to five (5) members and the same number of deputy members.

Article 25 In case of impediment or absence, or in the event of vacancy, the members of the Fiscal Committee shall be substituted by their respective deputies.

CHAPTER VI

Financial Statements and Allocation of Net Profits

Article 26 The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the Management shall prepare the financial statements to be submitted to the General Ordinary Meeting, together with their proposal for destination of the net profits for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein:

a) at least five per cent (5%) for the Legal Reserve Fund limited to twenty per cent (20%) of the capital stock;

b) if applicable, the amounts required and allowed for the reserves referred to in Articles 195 and 197, respectively, of the Corporate Law;

c) at least twenty-five per cent (25%) of the adjusted net profit, for distribution as dividend to all the shareholders, which will be declared and paid in full compliance with any rights, preemptive conditions and benefits of the existing preferred shares, as provided in law and in these Bylaws and, when this is the case, as per the resolutions of the General Meeting;

d) up to ninety per cent (90%) of the balance maintained as Special Reserve for future capital increase, to assure adequate operating conditions and to guarantee continuation of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five per cent (95%) of the capital stock.

Paragraph One

The balance of the adjusted net profits shall be allocated as proposed by the Management Board, with a favorable opinion of the Board of Directors by resolution of the Ordinary General Meeting.

Paragraph Two

According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution.

Paragraph Three

The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law.

Article 27 A semiannual balance sheet shall be prepared on the last day of June of each year and the Management Board shall be allowed to:

a) authorize the declaration and payment of semiannual dividends, as part of annual dividend;

b) prepare special balance sheets and distribute dividends within shorter periods, as part of the annual dividends, provided that the total semiannual dividend paid in the fiscal year does not exceed the total amount of the capital reserves;

c) declare interim dividends on account of accrued profits or profit reserves recorded in the last annual or semiannual balance sheet, as part of the annual dividend;

d) pay interest to stockholders, as remuneration on own equity and, in this case, any amounts thus disbursed may be added to the amount of compulsory dividends foreseen in law or in these Bylaws.

Article 28 The annual financial statements shall be mandatorily audited by independent auditors registered with the Securities and Exchange Commission. Such auditors shall be freely chosen by the Board of Directors.

CHAPTER VII

Liquidation

Article 29 The company shall be liquidated in the cases provided by law.

CHAPTER VIII

Temporary provisions

Article 30 The first fiscal year will be closed on 31 of December, 2001.

.oOo.

São Paulo, December 17, 2002.

Adhemar Magon

Investor Relations Director

FILE N°. 82-34667

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. No. 04.705.090/0001-77

NIRE No. 35 300187865

SUMMARY OF THE MINUTES OF THE BOARD OF OFFICERS MEETING HELD ON DECEMBER 24, 2002

The meeting approved unanimously, to credit interests to the shareholders, concerning permitted by the law 9249/95, on basis of the results of the period ended on September 30, 2002, in the gross amounts of R$ 0.028 per common share and of R$ 0.0308 per preferred share, with income tax, exception made to the exempt shareholders, resulting in the gross amount of R$ 6,538,912.49. These interests will be credit to the Company's shareholders at December 30, 2002, and the shares will be traded without the right of these interests until January 02, 2003. The Ordinary General Meeting will decide about the date of the payment of the mentioned interests.